    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1997



                                                      REGISTRATION NO. 333-36001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           --------------------------

                             HYBRID NETWORKS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3661                 77-02520931
 (State or other jurisdiction    (Primary standard industrial   (I.R.S. employer
              of                 classification code number)     identification
incorporation or organization)                                        no.)

                           --------------------------

                                10161 BUBB ROAD
                              CUPERTINO, CA 95014
                                 (408) 725-3250

              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                               CARL S. LEDBETTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                10161 BUBB ROAD
                              CUPERTINO, CA 95014
                                 (408) 725-3250

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

       DENNIS R. DEBROECK, ESQ.                PATRICK J. SCHULTHEIS, ESQ.
       ROBERT A. FREEDMAN, ESQ.                    ROBERT G. DAY, ESQ.
        TYLER R. COZZENS, ESQ.                   MATTHEW MACKENZIE, ESQ.
          FENWICK & WEST LLP                WILSON SONSINI GOODRICH & ROSATI,
         TWO PALO ALTO SQUARE                    PROFESSIONAL CORPORATION
     PALO ALTO, CALIFORNIA 94306                    650 PAGE MILL ROAD
            (650) 494-0600                         PALO ALTO, CA 94304
                                                      (650) 493-9300

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / ______
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997


                                2,700,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


    ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY HYBRID NETWORKS, INC. ("HYBRID" OR THE "COMPANY"). PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $12.00 AND $14.00 PER SHARE. SEE "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMMON STOCK OF THE COMPANY HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "HYBR" SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.


    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                       PRICE TO     UNDERWRITING    PROCEEDS TO
                                        PUBLIC      DISCOUNT (1)    COMPANY (2)
--------------------------------------------------------------------------------
PER SHARE..........................        $              $              $
TOTAL (3)..........................        $              $              $
--------------------------------------------------------------------------------

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING OFFERING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $850,000.


(3) CERTAIN OF THE COMPANY'S STOCKHOLDERS (THE "SELLING STOCKHOLDERS") HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 405,000 ADDITIONAL SHARES OF COMMON STOCK, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL
    $        , THE UNDERWRITING DISCOUNT WILL TOTAL $        , THE PROCEEDS TO
    COMPANY WILL TOTAL $        AND THE PROCEEDS TO SELLING STOCKHOLDERS WILL
    TOTAL $        . SEE "UNDERWRITING."



    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM, AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT
THE OFFICE OF NATIONSBANC MONTGOMERY SECURITIES, INC. ON OR ABOUT           ,
1997.


                              -------------------


NATIONSBANC MONTGOMERY SECURITIES, INC.                           UBS SECURITIES


                                          , 1997

                               FRONT OF GATEFOLD
                            [PHOTO OF HYBRID MODEM]

                                     Modems
                                     SERIES
                                      2000
                   A FULLY INTEGRATED BROADBAND ACCESS SYSTEM
                        [PHOTO OF HYBRID HEADEND SYSTEM]

                                 Headend System

                                INSIDE GATEFOLD

        HIGH SPEED INTERNET AND INTRANET ACCESS OVER BROADBAND NETWORKS

       [DIAGRAM OF CORPORATE CONFIGURATION OF HYBRID SERIES 2000 PRODUCT]

                                   CORPORATE

    - Secure high speed Internet and intranet access for corporate telecommuters and remote offices

    - Allows corporations to expand their intranet using broadband networks

    - Multi-user modem supports up to 20 PCs in a networked environment

    - Corporate MIS manages remote workers from behind the firewall for privacy

             [PHOTO OF COMPUTER SCREEN, KEYBOARD AND HYBRID MODEM]

     [DIAGRAM OF CABLE SYSTEM CONFIGURATION OF HYBRID SERIES 2000 PRODUCT]
                                     CABLE

    [DIAGRAM OF WIRELESS SYSTEM CONFIGURATION OF HYBRID SERIES 2000 PRODUCT]
                                    WIRELESS

    - Downstream speeds up to 10Mbps

    - Flexible system that operates well with most cable, wireless, and telephone networks

    - Proprietary mixed-media technology enhances performance of asymmetric networks

    - Modular architecture allows separate upstream and downstream paths

    - Multi-user modem supports up to 20 PCs

    - Encryption available

                              -------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    CyberManager-Registered Trademark- and CyberMaster-Registered Trademark- are registered trademarks of the Company. Hybrid Networks-TM- and CyberCommuter-TM-are trademarks of the Company. This Prospectus also includes trade names and trademarks of other companies.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THE OUTCOME OF THE EVENTS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS IS SUBJECT TO RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN SECTIONS ENTITLED "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY


    Hybrid Networks, Inc. ("Hybrid" or the "Company") is a broadband access equipment company that designs, develops, manufactures and markets cable and wireless systems that provide high speed access to the Internet and corporate intranets for both businesses and consumers. The Company's products remove the bottleneck over the "last mile" connection to the end-user which causes slow response time for those accessing bandwidth-intensive information over the Internet or corporate intranets. The Company is currently generating, and expects to continue to generate in the near term, substantially all of its net sales from its Series 2000 product line and related support and networking services. Hybrid's Series 2000 product line consists of secure headend routers, cable or wireless modems and management software for use with either cable TV or wireless transmission facilities. The Series 2000 system also features a router to provide corporate telecommuters and others in remote locations secure access to their files on corporate intranets. The Series 2000 is capable of supporting a combination of speeds, media and protocols in a single cable or wireless system, providing system operators with flexible, scalable and upgradeable solutions that interoperate with a range of third party networking products allowing system operators to offer cost-effective broadband access to their subscribers.


    The Internet has become an increasingly important source of information for businesses and consumers. The Internet's importance results from a variety of factors, including increased email usage, the emergence of the World Wide Web and the proliferation of multimedia content, such as graphics, images, video and audio, which can be accessed online. In particular, businesses are demanding high speed access to the Internet and their corporate intranets for their employees, including telecommuters. In 1997, an American Management Association International and Tierney & Partners survey indicated that 27% of businesses surveyed reported moderate to heavy Internet usage. This number is expected to increase to 64% by 1999. In addition, the 1997 American Internet Users Survey, conducted by FIND/SVP, estimated that the number of telecommuters in the United States has grown to 11 million. According to a November 1996 Jupiter Communications report, the consumer market is also growing rapidly. Jupiter Communications projects the number of houses in the United States with Internet access will grow from 14.7 million in 1996 to 36.0 million by 2000 (a compound annual growth rate of 34.8%).

    Demand for bandwidth-intensive content, combined with the inherent technical difficulties of delivering large amounts of data over existing copper wire telephone infrastructure, has resulted in slow response times and increasing frustration for many Internet and corporate intranet users. While cable system operators and broadband wireless system operators seek alternatives to provide high speed, cost-effective broadband access, currently these operators do not possess the enabling technology over the last mile to provide such access to their end-users. In addition, Internet service providers ("ISPs"), which have traditionally provided Internet access, will face increasing pressure to provide improved broadband access to their subscribers.

    Hybrid's objective is to be a leader in providing cost-effective, high speed Internet and intranet access solutions to cable system operators, broadband wireless system operators, ISPs and other businesses. Hybrid markets and sells its products through its direct sales force and a network of original equipment manufacturers ("OEMs"), value added resellers ("VARs") and distributors. The Series 2000 product line allows cable and wireless operators to conserve scarce bandwidth and to utilize a variety of data return paths, including the public switched telephone network. The Series 2000 product line enables cable system operators to offer Internet access via either one-way or two-way cable systems, thus minimizing the operators' capital investment and time-to-market pressures. The Series 2000 also facilitates the entrance of broadband wireless system operators into the high speed Internet access market. The Series 2000 has been designed to utilize an array of wireless frequencies, ranging from UHF to MMDS frequencies, and to minimize commonly experienced interference problems.

    Hybrid was incorporated in Delaware in June 1990. The Company's principal executive offices are located at 10161 Bubb Road, Cupertino, California 95014-4167. The Company's telephone number is (408) 725-3250.

                                  THE OFFERING


Common Stock offered by the Company.............  2,700,000 shares
Common Stock to be outstanding after this
  offering......................................  9,973,311 shares(1)
Use of proceeds.................................  For the repayment of approximately $6.9 million of debt, working capital and
                                                  other general corporate purposes. See
                                                  "Use of Proceeds."
Proposed Nasdaq National Market symbol..........  HYBR


                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                               NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                           -------------------------------  -----------------------
                                                             1994       1995       1996                     1997
                                                           ---------  ---------  ---------     1996      ----------
                                                                                            -----------
                                                                                            (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Net sales..............................................  $     668  $     630  $   2,962   $   1,253   $    9,152
  Loss from operations...................................     (2,826)    (5,131)    (8,744)     (6,256)      (9,886)
  Net loss...............................................     (2,897)    (5,269)    (8,515)     (6,132)     (10,082)
  Pro forma net loss per share(2)........................                        $   (1.24)              $    (1.33)
  Pro forma number of shares used in per share
    calculation(2).......................................                            6,873                    7,607



                                                                                             SEPTEMBER 30, 1997
                                                                                         ---------------------------
                                                                                           ACTUAL     AS ADJUSTED(4)
                                                                                         -----------  --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments....................................   $   5,314     $   30,225
  Working capital......................................................................       3,565         35,108
  Total assets.........................................................................      16,190         41,101
  Long-term debt(3)....................................................................       6,223          6,223
  Total stockholders' equity (deficit).................................................          (3)        31,540


------------------------------


(1) Based on shares outstanding as of September 30, 1997. Does not include (i) 1,974,242 shares of Common Stock issuable upon exercise of stock options outstanding as of September 30, 1997, at a weighted average exercise price of $2.72 per share, (ii) 2,046,213 shares of Common Stock available for future grant or issuance as of September 30, 1997 under the Company's 1993 Equity Incentive Plan, 1996 Equity Incentive Plan, Executive Officer Incentive Plan, 1997 Equity Incentive Plan, 1997 Directors Stock Option Plan and 1997 Employee Stock Purchase Plan, (iii) 1,160,558 shares of Common Stock issuable upon the exercise of warrants outstanding as of September 30, 1997 at a weighted average exercise price of $6.38 per share, (iv) 513,423 shares of Common Stock issuable as of September 30, 1997 upon the conversion of a debenture with an outstanding aggregate principal amount of $5.5 million (the "$5.5 Million Debenture") or (v) a warrant to purchase 2,659 shares of Common Stock at an exercise price of $10.91 per share issued in October 1997 in connection with obtaining a credit facility for $4.0 million (the "Credit Facility"). See "Capitalization," "Management--Director Compensation," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 5, 6 and 10 of Notes to Financial Statements.



(2) See Note 2 of Notes to Financial Statements for an explanation of the determination of the pro forma number of shares used to compute pro forma net loss per share.



(3) Includes the $5.5 Million Debenture, which is convertible into an aggregate of 513,423 shares of Common Stock at the option of the holder at any time and which automatically converts if (i) the gross proceeds to the Company from this offering are at least $15.0 million, (ii) the public offering price per share is at least $166.5 million divided by the number of fully diluted shares of capital stock of the Company (as determined pursuant to the terms of the $5.5 Million Debenture) prior to this offering (the "Minimum Price") and (iii) the closing price of the Common Stock after this offering is equal to or greater than the Minimum Price for any 90 consecutive calendar day period after this offering. See Note 6 of Notes to Financial Statements.



(4) Adjusted to reflect (i) the sale and issuance of the 2,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses and the application of the estimated proceeds therefrom and (ii) the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering. See "Use of Proceeds" and "Capitalization."

                         ------------------------------


    EXCEPT WHERE OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) REFLECTS THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK OF THE COMPANY INTO SHARES OF COMMON STOCK UPON THE CONSUMMATION OF THIS OFFERING, (II) REFLECTS A 1-FOR-2.7 REVERSE SPLIT OF THE COMPANY'S COMMON STOCK, (III) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND (IV) ASSUMES REPAYMENT OF APPROXIMATELY $6.9 MILLION OF SUBORDINATED NOTES (THE "SUBORDINATED NOTES") IMMEDIATELY FOLLOWING THE CLOSING OF THIS OFFERING AND THE ISSUANCE OF WARRANTS FOR THE PURCHASE OF 252,381 SHARES OF COMMON STOCK IN CONNECTION THEREWITH.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OF THE COMPANY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES


    The Company was organized in 1990 and has experienced operating losses each year since that time. As of September 30, 1997, the Company had an accumulated deficit of approximately $27.4 million. Because the Company and the market for broadband access through cable modems is still in an emerging stage, there can be no assurance that the Company will ever achieve profitability on a quarterly or an annual basis or will sustain profitability once achieved. The Company began shipment of its first products, the Series 1000 product line in 1994 and sold only minimal quantities before replacing them with its Series 2000 product line, which was first shipped in October 1996. The revenue and profit potential of the Company's business and the industry is unproven, and the Company's limited operating history makes its future operating results difficult to predict. The Company believes that its growth and future success will be substantially dependent upon cable system operators, broadband wireless system operators and ISPs adopting its technologies, purchasing its products and selling its client modems to cable, wireless and ISP subscribers. The Company has had limited experience selling its products to cable system operators, broadband wireless system operators, ISPs and other businesses, and there are many impediments to its being able to do so. See "--Inexperience in Emerging Market." The market for the Company's products has only recently begun to develop, is rapidly changing and is characterized by an increasing number of competitors and competing technologies. Certain competitors of the Company currently offer more price competitive products. In the event that the Company's current or future competitors release new products or technologies with more advanced features, better performance or lower prices than the Company's current and future products, demand for the Company's products would decline. See "--Competition." Failure of the Company's products to achieve market acceptance could have a material adverse effect on the Company's business, operating results and financial condition. Although the Company has experienced significant growth in net sales in recent periods, the Company does not believe that this growth rate is sustainable or indicative of future operating results. In addition, the Company has had negative gross margins in past periods, and there can be no assurance that any continued growth in net sales will result in positive gross profits or operating profits. Future operating results will depend on many factors, including the growth of the cable and wireless modem system markets, demand for the Series 2000 and future product lines, purchasing decisions by cable and wireless companies and their subscribers, the level of product and price competition, market acceptance of competing technologies to deliver high speed Internet access, evolving industry standards, the ability of the Company to develop and market new products and control costs, general economic conditions and other factors. The Company believes that it will continue to experience net losses for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


FLUCTUATIONS IN OPERATING RESULTS; ABSENCE OF SIGNIFICANT BACKLOG; CONTINUING
  DECLINE OF AVERAGE SELLING PRICES

    The Company has experienced, and expects to continue to experience, significant fluctuations in its results of operations on a quarterly and an annual basis. Historically, the Company's quarterly net sales have been unpredictable due to a number of factors. Factors that have influenced and will continue to influence the Company's results of operations in a particular period include: the size and timing of customer orders and subsequent shipments, particularly with respect to the Company's headend equipment; customer order deferrals in anticipation of new products or technologies; timing of product introductions or enhancements by the Company or its competitors; market acceptance of new products; technological changes in the cable, wireless and telecommunications industries; competitive pricing pressures; the effects of extended payment terms, promotional pricing, service, marketing or other terms offered to customers; accuracy of customer forecasts of end-user demand; changes in the Company's operating expenses; personnel changes; quality control of products sold; regulatory changes; customer's capital spending; delays of orders by customers; customers' delay in or failure to pay accounts receivable; and general economic conditions. In addition, the inability to obtain components from suppliers or manufacturers has adversely affected the Company's operating results in the past and may materially adversely affect the Company's operating results in the future. For example, in the second quarter and a portion of the third quarter of 1997, the Company did not receive the full shipment of modems anticipated from Sharp Corporation, its primary modem manufacturer, because of technical delays in product integration. As a result, the Company was unable to fill all customer orders for the second quarter. While such problems have since been resolved, there can be no assurance that the Company will not experience similar supply problems in the future with respect to Sharp or any other supplier or manufacturer.


    The timing and volume of customer orders are difficult to forecast because cable and wireless companies typically require delivery of products within 30 days, thus a substantial majority of the Company's net sales are booked and shipped in the same quarter. Accordingly, the Company has a limited backlog of orders, and net sales for any future quarter are difficult to predict. Further, sales are generally made pursuant to purchase orders, which can be rescheduled, reduced or cancelled with little or no penalty. Historically, a substantial majority of the Company's net sales in a given quarter have been recorded in the third month of the quarter, with a concentration of such net sales in the last two weeks of the quarter. Because of the relatively large dollar size of the Company's typical transaction, any delay in the closing of a transaction can have a significant impact on the Company's operating results for a particular period. See "--Lengthy Sales Cycle."


    Historically, average selling prices ("ASPs") in the cable and wireless systems industry have decreased over the life of individual products and technologies. In the past, the Company has experienced decreases in unit ASPs of each of its products. The Company anticipates that unit ASPs of its products will continue to decrease, which would cause continuing downward pressure on the gross margins for these products. The Company's gross margins are also impacted by the sales mix of points of presence headend equipment ("PoPs" or "headends") and modems. The Company's single-user modems generally have lower margins than its multi-user modems, both of which have lower margins than the Company's headends. Due to current customer demand, the Company anticipates that the sales mix of modems will continue to be weighted toward lower-margin single-user modems in the foreseeable future. See "--Need to Reduce Cost of Client Modems" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


LENGTHY SALES CYCLE

    The sale of the Company's products typically involves a significant technical evaluation and commitment of capital and other resources, with the delays frequently associated with customers' internal procedures to approve large capital expenditures, to engineer deployment of new technologies within their networks and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the Company's products is typically lengthy, generally lasting three to nine months and is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond the Company's control. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected. See "--Fluctuations in Quarterly Operating Results; Absence of Significant Backlog; Continuing Decline of Average Selling Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON RECENTLY INTRODUCED PRODUCTS AND PRODUCTS UNDER DEVELOPMENT; RAPID
  TECHNOLOGICAL CHANGE


    The market for high speed Internet access products is characterized by rapidly changing technologies and short product life cycles. Prior to October 1996, substantially all of the Company's product sales were attributable to its Series 1000 product line. In October 1996, the Company introduced its Series 2000 product line (which replaced the Series 1000 product lines). The Company is currently generating, and expects to continue to generate in the near term, substantially all of its net sales from its Series 2000 product line and related support and networking services. To date, substantially all products sold have been for telephone return based systems and have involved single-user modems. Since the Series 2000 products have been subject to only limited single-user testing, the reliability, performance and market acceptance of the Company's products are uncertain, and there is increased risk that the products will be affected by problems beyond those that are generally associated with new products. The failure of the current generation of products to perform acceptably in certain beta test situations has caused the Company to make engineering changes to such products, and the Company continues to modify the designs of its products in an attempt to increase their reliability and performance. There can be no assurance that the Company's engineering and product design efforts will be successful. The Company's future success will depend in part upon its ability to develop, introduce and market new products or enhancements to existing products in a timely manner and to respond to competitive pressures, changing industry standards or technological advances. For example, the Company is currently developing products for two-way cable transmission using QPSK technology which the Company believes its customers will require. In addition, the Company is developing products for two-way broadband wireless transmission. There can be no assurance that the Company will successfully develop or introduce new products, or that any new products will achieve market acceptance. Any failure to release new products or to fix, upgrade or redesign existing products on a timely basis could have a material adverse effect on the Company's business, operating results and financial condition. In addition, as the Company introduces new products that cause existing products to become obsolete, the Company could experience inventory writeoffs, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products, Technology and Services" and "Business--Research and Development."


INEXPERIENCE IN EMERGING MARKET


    Cable system operators, broadband wireless system operators, distributors and other customers may prefer to purchase products from larger, more established manufacturing companies, including certain of the Company's competitors, that can demonstrate the capability to supply large volumes of products on short notice. In addition, many cable system operators, broadband wireless system operators and other customers may be reluctant to adopt technologies that have not gained wide acceptance among their industry peers. Certain competitors of the Company have already established relationships in the market, further limiting the Company's ability to sell products to such potential customers. While the Company has sold products to certain cable system operators, broadband wireless system operators and other customers, most of these sales are not based on long-term contracts and such customers may terminate their relationships with the Company at any time. Further, the Company's contracts generally do not contain significant minimum purchase requirements. In addition, in order to address the needs and competitive factors facing the broadband access market sales the Company has and in the future may need to offer extended payment, pricing, service, marketing or other promotional terms which could have a material adverse effect on the Company's business, operating results and financial condition. If the Company is unable to market and sell its products to a significant number of cable system operators, broadband wireless system operators and other customers, or if such entities should cease doing business with the Company, the Company's business, operating results and financial condition could be materially adversely affected. See "Business--Customers."

LIMITED PENETRATION OF TWO-WAY CABLE; DEPENDENCE ON CABLE OPERATOR INSTALLATIONS

    Although wired cable systems pass a significant percentage of U.S. households, very few of those households are currently served by cable plants that support two-way data access. Further, a limited number of businesses, a major target market for the Company, currently have cable access. To support upstream data on existing hybrid fiber coax ("HFC") cable plants, a cable operator must install two-way amplifiers in the cable network to use the portion of the cable spectrum allocated for upstream use. There can be no assurance that cable system operators will choose to upgrade existing cable systems or provide new cable systems with two-way capability. In particular, certain large cable system operators have announced their intention to slow or halt plans to upgrade existing cable systems. Adding upstream capabilities to new or existing cable systems is expensive and generally requires portions of existing systems to be unavailable during the installation process. Cable system operators may decide to wait for the next generation of wired infrastructure, such as optical fiber, before deciding whether to provide two-way communication. The Federal Communications Commission ("FCC") has required cable system operators to dedicate the frequency spectrum from 5 MHz to 42 MHz for upstream transmissions, but because this portion of spectrum is small in comparison to the downstream portion, it is more susceptible to ingress noise and other impairments and it can support a more limited bandwidth. Due to a scarcity of channels, cable system operators have been and may continue to be reluctant to dedicate a portion of their frequency spectrum to new uses such as those for which the Company's products are designed. Consequently, the Company expects that upstream data traffic on cable systems will be limited to narrow or congested parts of the spectrum, thus limiting the number of potential simultaneous users. If cable system operators do not install two-way capability on their cable systems in a timely fashion or if such operators do not dedicate sufficient frequency spectrum for upstream traffic, the use of cable for upstream data traffic will be limited. Any such limitation could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Industry Background" and "Business--Customers."

DEPENDENCE ON CABLE SYSTEM OPERATORS

    The Company depends on cable system operators to purchase its cable modem systems and to sell its client cable modems to end-users. Cable system operators have a limited number of programming channels over which they can offer services, and there can be no assurance that they will choose to provide Internet access. Even if cable system operators choose to provide Internet access, there can be no assurance that they would provide such access over anything other than that portion of their cable system that has two-way cable transmission capabilities. In addition, there can be no assurance that if such cable system operators provide Internet access, they would use the Company's products. The Company is currently developing a two-way cable transmission solution utilizing the QPSK technology required by cable system operators, but there can be no assurance that the Company will be successful in such efforts or that once introduced such products will gain market acceptance. While many cable system operators are in the process of upgrading, or have announced their intention to upgrade, their HFC cable infrastructures to provide increased quality and speed of transmission and, in certain cases, two-way transmission capabilities, some cable operators have delayed their planned upgrades indefinitely. Cable system operators have limited experience with these upgrades, and investments in upgrades have placed a significant strain on the financial, managerial, operational and other resources of the cable system operators, most of which are already highly leveraged and facing intense competition from telephone companies ("telcos"), satellite TV and broadband wireless system operators. Because of the substantial capital cost of upgrading cable systems for higher quality and two-way data transmission, it is uncertain whether such cable upgrades and additional services, such as Internet access, will be offered in the near term, or at all. For example, to increase television programming capacity to compete with other modes of multichannel entertainment delivery systems, cable system operators may choose to roll out digital set-top boxes, which do not support high speed Internet access. Cable system operators may not have the capital required to upgrade their infrastructure or to offer new services that require substantial start-up costs. In addition, the Company is highly dependent on cable system operators to continue to maintain their cable infrastructure in such a manner that the Company will be able to provide consistently high performance and reliable service. Therefore, the success and future growth of the Company's business is subject to economic and other factors affecting the cable television industry generally, particularly the industry's ability to finance substantial capital expenditures. See "Business--Industry Background" and "Business--Customers."

DEPENDENCE ON BROADBAND WIRELESS SYSTEM OPERATORS


    The Company depends on broadband wireless system operators to purchase its wireless modem products and to sell its client wireless modems to end-users. Many broadband wireless system companies are in the early stage of development or are in need of capital to upgrade and expand their services in order to compete effectively with cable system operators, satellite TV and telcos. Accordingly, to address the needs of and competitive factors facing these customers, the Company on occasion has provided certain broadband wireless system operators and other customers extended payment, promotional pricing or other terms which could have a material adverse effect on the Company's business, operating results and financial condition. The principal disadvantage of wireless cable is that it requires a direct line of sight between the wireless cable system operator's antenna and the customer's location. Therefore, despite a typical range of up to 35 miles, a number of factors, such as buildings, trees or uneven terrain, can interfere with reception, thus limiting broadband wireless system operators' customer bases. It is estimated that there are only approximately 1.0 million wireless cable customers in the United States today. In addition, current technical and legislative restrictions have limited the number of analog channels that wireless cable companies can offer to 33. In order to better compete with cable system operators, satellite TV and telcos, broadband wireless system operators have begun to examine the implementation of both digital TV and Internet access to create new revenue streams. To the extent that such operators choose to invest in digital TV, such decision will limit the amount of capital available for investment in deploying other services, such as Internet access. Broadband wireless system operators will require substantial capital to introduce and market Internet access products. There can be no assurance that broadband wireless system operators will have the capital to supply Internet services in a competitive environment. In addition, there can be no assurance that the broadband wireless system operators' current customer bases have significant interest in high speed Internet connectivity at a price greater than that offered by telcos or that broadband wireless system operators can attract customers, particularly in the business community, which have not traditionally subscribed to wireless cable services. While broadband wireless system operators are currently utilizing telephone return for upstream data transmission, the Company believes that wireless operators will demand two-way wireless transmission as more of these entities obtain licenses for additional frequencies. Currently, the Company is developing its products to satisfy the two-way transmission needs of the broadband wireless system operators. There can be no assurance that the Company will be successful in such development efforts. The failure of the Company's products to gain market acceptance could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition."


CUSTOMER CONCENTRATION


    To date, a small number of customers has accounted for a substantial portion of the Company's net sales. The Company expects that net sales from the sale of its Series 2000 products to a small number of customers will continue to account for a substantial portion of its net sales for the foreseeable future. The Company expects that its largest customers in future periods could be different from its largest customers in prior periods due to a variety of factors, including customers' deployment schedules and budget considerations. As a result, the Company has experienced, and expects to continue to experience, significant fluctuations in its results of operations on a quarterly and annual basis. Because limited numbers of cable system operators and broadband wireless system operators account for a majority of capital equipment purchases in their respective markets, the Company's future success will depend upon its ability to establish and maintain relationships with these companies. In addition, as the market for high speed Internet and corporate intranet access over cable and broadband wireless systems continues to evolve, the composition of companies participating in this market will continue to change. For instance, in

1994, 1995 and 1996, Intel accounted for 59.6%, 51.6% and 20.7%, respectively, of the Company's net sales. From 1994 to 1996, Intel manufactured certain products based on the Company's design and jointly marketed the Company's products with its own. However, in 1996 Intel stopped purchasing products from the Company as it scaled back its direct participation in the cable and wireless market, though it continues to be a significant stockholder of the Company and maintains certain licensing and manufacturing rights to certain of the Company's products. Should Intel decide to purchase or support designs or products from competitors of the Company it could have a material adverse effect on the Company's business, operating results and financial condition. The loss of any one of the Company's major customers could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's customers include companies in the early stage of development or in need of capital to upgrade or expand their services. Accordingly, in order to address the needs of and competitive factors facing the emerging broadband access markets, the Company on occasion has provided customers extended payment, promotional pricing or other terms. For instance, Internet Ventures, Inc., which accounted for 10.2% of the Company's net sales for the nine months ended September 30, 1997, has recently been provided extended payment terms and accounted for 12% of the Company's accounts receivable as of September 30, 1997. The provision of extended payment terms, or the extension of promotional payment, pricing or other terms could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If orders from current customers are cancelled, decreased or delayed, or the Company fails to obtain significant orders from new customers, or any significant customer delays payment or fails to pay, the Company's business, operating results and financial condition could be materially adversely affected. Further, the Company's headend equipment does not operate with other companies' modems and, accordingly, the Company is typically a sole source provider to its customers. As a result, the Company's operating results could be materially and adversely affected if a major customer were to implement other technologies that impact the future utilization of the Company's products. See "Business--Customers."


COMPETITION

    The market for high speed network connectivity products and services is intensely competitive. The principal competitive factors in this market include product performance and features (including speed of transmission and upstream transmission capabilities), reliability, price, size and stability of operations, breadth of product line, sales and distribution capability, technical support and service, relationships with cable and broadband wireless system operators and ISPs, standards compliance and general industry and economic conditions. Certain of these factors are outside of the Company's control. The existing conditions in the high speed network connectivity market could change rapidly and significantly as a result of technological changes, and the development and market acceptance of alternative technologies could decrease the demand for the Company's products or render them obsolete. Similarly, the continued emergence or evolution of industry standards or specifications may put the Company at a disadvantage in relation to its competitors.


    The Company's current and potential competitors include providers of asymmetric cable modems, other types of cable modems and other broadband access products. Most of the Company's competitors are substantially larger and have greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than the Company. In addition, many of the Company's competitors are in a better position to withstand any significant reduction in capital spending by cable or broadband wireless system operators. Certain of the Company's competitors have established relationships with cable system operators and telcos and, based on these relationships, may have more direct access to the decision-makers of such cable system operators and telcos. In addition, the Company could face potential competition from certain of its suppliers, such as Sharp if it were to develop or license modems for sale to others. In addition, suppliers such as Cisco Systems, which manufactures routers, and Stanford Telecom, which manufactures QPSK components, could become competitors should they decide to enter the Company's market directly. There can be no assurance that the Company will be able to compete effectively in its target markets.


    The principal competitors in the cable modem market include Bay Networks, Motorola, NextLevel Systems and 3Com and its subsidiary U.S. Robotics. Other cable modem competitors include Cisco Systems, Com21, Hayes Microcomputer Products, Phasecom, Scientific-Atlanta, Terayon, Toshiba and Zenith Electronics, as well as a number of smaller, more specialized companies. Certain competitors have entered into partnerships with computer networking companies that may give such competitors greater visibility in this market. Certain of the Company's competitors have already introduced or announced high speed connectivity products that are priced lower than the Company's, and certain other competitors are more focused on and experienced in selling and marketing two-way cable transmission products. There can be no assurance that additional competitors will not introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than the Company's products. The Company's principal competitors in the wireless modem market, Bay Networks, Harmonic Lightwaves through its proposed acquisition of New Media Communications, Motorola, NextLevel Systems and Stanford Telecommunications, are providing wireless Internet connectivity over wireless cable and LMDS frequencies.

    To be successful, the Company's Series 2000 products must achieve market acceptance and the Company must respond promptly and effectively to the challenges of new competitive products and tactics, alternate technologies, technological changes and evolving industry standards. The Company must continue to develop products with improved performance over two-way cable transmission facilities and with the ability to perform over two-way wireless transmission facilities. There can be no assurance that the Company will meet these challenges, that it will be able to compete successfully against current or future competitors, or that the competitive pressures faced by the Company will not materially and adversely affect the Company's business, operating results and financial condition. Further, as a strategic response to changes in the competitive environment, the Company may make certain promotional pricing, service, marketing or other decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

    Cable and broadband wireless system operators face competition from providers of alternative high speed connectivity systems. In the wireless high speed access market, broadband wireless system operators compete with satellite TV providers. In telephony networks, Digital Subscriber Line ("xDSL") technology enables digitally compressed video signals to be transmitted through existing telephone lines to the home. In the event that any competing architecture or technology were to limit or halt the deployment of coaxial or HFC systems, the Company's business, operating results and financial condition would be materially adversely affected. See "Business--Competition."

COMPETING TECHNOLOGIES AND EVOLVING INDUSTRY STANDARDS

    The market for high speed Internet access products is characterized by competing technologies, evolving industry standards and frequent new product introductions. Market acceptance of alternative wired technologies, such as Integrated Services Digital Network ("ISDN") or xDSL, or wireless technologies, such as DBS, could decrease the demand for the Company's products or render such products obsolete if such alternatives are viewed as providing faster access, greater reliability or improved cost-effectiveness. In particular, it is possible that the perceived high speed access advantage provided by cable and broadband wireless systems may be undermined by the need to share bandwidth, which results in the reduction in individual throughput speeds. In addition, the emergence or evolution of industry standards, through either adoption by official standards committees or widespread use by cable system operators, broadband wireless system operators or telcos, could require the Company to redesign its products, resulting in delays in the introduction of such products. For instance, the Company's products are not in full compliance with the DAVIC specifications that are supported in Europe or the recently announced preliminary versions of the MCNS specifications or IEEE standards. If such standards do become widespread and the Company's products are not in compliance, the Company's customers and potential customers may refuse to purchase the Company's products, materially adversely affecting its business, operating results and financial condition. Further, the Company's products are not compatible with headend equipment and modems of other suppliers of broadband Internet access products. As a result, potential customers who wish to purchase broadband Internet access products from multiple suppliers may be reluctant to purchase the Company's products. The rapid development of new competing technologies and standards increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. Market acceptance of new technologies or the failure of the Company to develop and introduce new products or enhancements directed at new industry standards could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Industry Background" and "Business--Competition."

NEED TO REDUCE COST OF CLIENT MODEMS

    The list prices for the Series 2000 client modems currently range from approximately $450 to $900, depending upon features and volume. Customers wishing to purchase client modems generally must also purchase an Ethernet adapter for their computer. These prices make the Company's products relatively expensive for the consumer electronics and the small office or home office markets. Market acceptance of the Company's products, and the Company's future success, will depend in significant part on reductions in the unit cost of the Company's client modems. Certain of the Company's competitors currently offer products at prices lower than those for the Company's modems. While the Company has initiated cost reduction programs to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will continue to keep pace with competitive pricing pressures or lead to improved gross margins. If the Company is unable to continue to obtain cost reductions, its gross margins and profitability will be adversely affected. To address continuing competitive and pricing pressures, the Company expects that it will have to continue to reduce the cost of manufacturing client modems significantly through design and engineering changes. Such changes may involve redesigning the Company's products to utilize more highly integrated components and more automated manufacturing techniques. The Company has entered into high-volume purchase and supply agreements with Sharp and Itochu Corporation ("Itochu") and may evaluate the use of low-cost third party suppliers and manufacturers to further reduce costs. There can be no assurance that the Company will be successful in redesigning its products or using more automated manufacturing techniques, that a redesign can be made on a timely basis and without introducing significant errors and product defects or that a redesign will result in sufficient cost reductions to allow the Company to reduce the list price of its client modems. Moreover, there can be no assurance that additional volume purchase or manufacturing agreements will be available to the Company on terms that the Company considers acceptable. To the extent that the Company enters into a high-volume or long-term purchase or supply agreement and then decides that it cannot use the products or services provided for in the agreement, the Company's business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing."

LIMITED MANUFACTURING EXPERIENCE; SOLE SOURCE MANUFACTURING


    The Company's future success will depend, in significant part, on its ability to manufacture, or have others manufacture, its products successfully, cost-effectively and in sufficient volumes. The Company maintains a limited in-house manufacturing capability at its headquarters in Cupertino for performing system integration and testing on all headend products and for manufacturing small quantities of modems. The Company entered into an agreement pursuant to which Sharp to date has been the exclusive OEM supplier through Itochu of certain of the Company's client modems, including the substantial majority of those utilized in the Series 2000. In the second quarter and a portion of the third quarter of 1997, the Company did not receive the full shipment of modems anticipated from Sharp because of technical delays in product integration. While these problems have since been resolved, there can be no assurance that the Company will not experience similar supply problems in the future from Sharp or any other manufacturer.

The Company is exploring the possibility of entering into supply arrangements with other manufacturers to provide additional or alternative sources of supply for certain of the Company's products, although there can be no assurance that such arrangements will be entered into or that they will provide for the prompt manufacture of products or subassemblies in quantities or on terms required to meet the needs of the Company's customers. The Company has had only limited experience manufacturing its products to date, and there can be no assurance that the Company or Sharp or any other manufacturer of the Company's products will be successful in increasing the volume of its manufacturing efforts. The Company may need to procure additional manufacturing facilities and equipment, adopt new inventory controls and procedures, substantially increase its personnel and revise its quality assurance and testing practices, and there can be no assurance that any of these efforts will be successful. See "Business--Manufacturing."

DEPENDENCE ON COMPONENT AVAILABILITY AND KEY SUPPLIERS


    The Company is dependent upon certain key suppliers for a number of the components for its products. For example, the Company currently only has one vendor, BroadCom Corporation, for the 64 QAM demodulator semiconductors that are used in the Company's server and client modem products, and in past periods these semiconductors have been in short supply. Recently, BroadCom announced a program to develop with certain of the Company's competitors high-speed cable data modems and headend equipment based on BroadCom's MCNS compliant semiconductor. As a result of such program, certain of BroadCom's technological and product enhancements may be made available to certain of the Company's competitors before making them available to the Company. This could have the effect of putting the Company at a competitive disadvantage with regard to time to market or cause the Company to have to redesign its products if competitors influence changes in BroadCom's products. Hitachi is the sole supplier of the processors used in certain of the Company's modems. In addition, certain other components for products that the Company has under development are currently only available from a single source. There can be no assurance that delays in key components or product deliveries will not occur in the future due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such suppliers or the possible limitation in component product capacities due to significant worldwide demand for such components. Any significant interruption or delay in the supply of components for the Company's products or significant increase in the price of components due to short supply or otherwise could have a material adverse effect on the Company's ability to manufacture its products and, therefore, could have a material adverse effect on its business, operating results and financial condition. See "Business--Manufacturing."


DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE DEVELOPMENT

    The commercial market for products designed for the Internet and the TCP/IP networking protocol has only recently begun to develop, and the Company's success will depend in large part on increased use of the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access and quality of service, remain unresolved and are likely to affect the development of the market for the Company's products. The adoption of the Internet for commerce and communications, particularly by enterprises that have historically relied upon alternative means of commerce and communications, generally requires the acceptance of a new way of conducting business and exchanging information. In addition, the Company is dependent on the growth of the use of the Internet by businesses, particularly for applications that utilize multimedia content and thus require high bandwidth. If the Internet as a commercial or business medium fails to develop or develops more slowly than expected, the Company's business, operating results and financial condition could be materially adversely affected. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers, telecommunications links and other components forming the infrastructure of the Internet by ISPs and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Company's products. Potentially increased performance provided by the products of the Company and others is ultimately limited by and reliant upon the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for the Company's products is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. See "Business-- Industry Background."

DEPENDENCE ON ACCEPTANCE OF ASYMMETRIC NETWORKING

    The Company's products are designed to transmit data from the Internet in the downstream direction (i.e., to the end-user) much more quickly than data is transmitted in the upstream direction (i.e., from the end-user). This "asymmetric" architecture has not been widely used and is relatively unproven in computer networking. Certain networking protocols and standards, including the TCP/IP protocol, were designed with the expectation that the network would be symmetric, and the Company has spent considerable engineering resources to enable its products to work with such protocols. There can be no assurance that the Company's current or future products will be compatible with symmetric standards or that errors will not occur in connecting the symmetric protocols with the Company's asymmetric design. Because of this asymmetric design, certain applications do not benefit from the connection to a high bandwidth cable system. Computer applications that need to transmit data as quickly to the Internet as from the Internet will not exhibit the performance improvements that are only available to downstream data traffic, particularly if the upstream traffic is sent via Plain Old Telephone Service ("POTS"). Certain applications will not run fast enough in the upstream direction to be acceptable for some users. As a result, some end-users may not perceive a significant benefit from the greater downstream performance of the Company's products. There can be no assurance that potential customers will consider the downstream performance benefits sufficient to justify the purchase and installation costs of the Company's asymmetric products. Failure of asymmetric networking to gain market acceptance, or any delay in such acceptance, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Industry Background."

POSSIBLE NEED FOR ADDITIONAL FINANCING

    In the past, the Company has required substantial amounts of capital to design, develop, market and manufacture its products. The Company's future capital requirements will depend on many factors, including, but not limited to, the evolution of the market for broadband access systems, the market acceptance of the Company's products, competitive pressure on the price of the Company's products, the levels at which the Company maintains inventory, the levels of promotion and marketing required to launch such products and attain a competitive position in the marketplace, the extent to which the Company invests in new technology and improvements on its existing technology, and the response of competitors to the Company's products. While the Company believes that the net proceeds of this offering, available bank borrowings, existing cash balances and funds generated from operations, if any, will provide the Company with sufficient funds to repay the Subordinated Notes and to finance its operations for at least the next 12 months, to the extent that the funds generated by this offering, together with existing resources, are insufficient to fund the Company's activities over the long-term, the Company may need to raise additional funds through public or private equity or debt financing or from other sources. The sale of additional equity or convertible debt may result in additional dilution to the Company's stockholders and such securities may have rights, preferences or privileges senior to those of the Common Stock. To the extent that the Company relies upon debt financing, the Company will incur the obligation to repay the funds borrowed with interest and may become subject to covenants and restrictions that restrict operating flexibility. No assurance can be given that additional equity or debt financing will be available or that, if available, it can be obtained on terms favorable to the Company or its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS OF PRODUCT DEFECTS, PRODUCT RETURNS AND PRODUCT LIABILITY

    Products as complex as those offered by the Company frequently contain undetected errors, defects or failures, especially when first introduced or when new versions are released. In the past, such errors have occurred in the Company's products and there can be no assurance that errors will not be found in the Company's current and future products. The occurrence of such errors, defects or failures could result in product returns and other losses to the Company or its customers. Such occurrence could also result in the loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, operating results and financial condition. The Company's products generally carry a one year warranty which includes factory and on-site repair services as needed for replacement of parts. Due to the relatively recent introduction of the Series 2000 products, the Company has limited experience with the problems that could arise with this generation of products. In addition, the Company's purchase agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the sale and support of the Company's products entails the risk of such claims. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Manufacturing."

DEPENDENCE ON KEY PERSONNEL


    The Company's success depends in significant part upon the continued services of its key technical, sales and senior management personnel, including the Company's President and Chief Executive Officer, Carl S. Ledbetter. Mr. Ledbetter is a party to an employment agreement with the Company, and the Company carries a $1.5 million "key man" life insurance policy on him. See "Management--Employment Agreement." Any officer or employee of the Company can terminate his or her relationship with the Company at any time. The Company's future success will also depend on its ability to attract, train, retain and motivate highly qualified technical, marketing, sales and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain key personnel. The loss of the services of one or more of the Company's executive officers or key employees or the Company's failure to attract additional qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."


MANAGEMENT OF GROWTH

    The Company is currently experiencing a period of rapid growth in net sales. This growth has placed, and if it continues is expected to continue to place, a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management, personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. The Company's ability to manage its growth effectively will require it to continue to expand its operating, manufacturing and financial procedures and controls, to replace or upgrade its operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. The Company has hired many key employees and officers only recently, including its Chief Financial Officer, Vice President, Engineering and Controller, and as a result, the Company's entire management team has worked together for only a brief time. If the Company's executives are unable to manage growth effectively, the Company's business, operating results and financial condition could be materially adversely affected. See "Management."

REGULATION OF THE COMMUNICATIONS INDUSTRY

    The Company and its customers are subject to varying degrees of federal, state and local regulation. For instance, the jurisdiction of the Federal Communications Commission (the "FCC") extends to high speed Internet access products such as those of the Company. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Further, regulation of the Company's customers may adversely impact the Company's business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of cable, wireless and telco services, and other terms on which cable, wireless and telco companies conduct their business, may impede the Company's penetration of certain markets. Changes in current or future laws or regulations which negatively impact the Company's products and technologies, in the United States or elsewhere, could materially and adversely affect the Company's business, operating results and financial condition.

PROTECTION AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS

    The Company relies on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. The Company currently has two patents issued in the United States, as well as pending patent applications in the United States, Europe and Japan that relate to its network and modem technology and the communication processes implemented in those devices. In the future, the Company intends to seek additional United States and foreign patents on its technology. There can be no assurance any of these patents will issue from any of the Company's pending applications or applications in preparation or that any claims allowed will be of sufficient scope or strength, or issue in sufficient countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Moreover, any patents that have been or may be issued might be challenged. Any such challenge could result in time consuming and costly litigation and result in the Company's patents being held invalid or unenforceable. Furthermore, even if the patents are not challenged or are upheld, third parties might be able to develop other technologies or products without infringing any such patents.

    The Company has entered into confidentiality and invention assignment agreements with its employees, and non-disclosure agreements with certain of its suppliers, distributors and customers in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protect its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States.

    In the past, the Company has received, and in the future may receive, notices from third parties claiming that the Company's products or proprietary rights infringe the proprietary rights of third parties. The Company expects that developers of cable and wireless modems will be increasingly subject to infringement claims as the number of products and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

    The Company has and in the future may license its patents or proprietary rights for commercial or other reasons, to parties who are or may become competitors of the Company. Further the Company may also elect to initiate claims or litigation against third parties for infringement of the Company's patents or proprietary rights or to establish the validity of the Company's patents or proprietary right. The Company has sent notices to certain third parties offering to license the Company's patents for products that may be infringing the Company's patent rights. The Company has not yet determined if it will assert any claims against these parties or others. There can be no assurance that such notifications will not lead to potential litigation initiated by the Company or related countersuits by third parties seeking to challenge the Company's patents or asserting infringement by the Company. Such litigation could be time consuming and costly and have a material adverse effect on the Company's business, operating results and financial condition.

RISKS OF INTERNATIONAL SALES

    To date, sales of the Company's products outside of the United States have represented an insignificant portion of net sales. While the Company intends to expand its operations in North America and Europe, this will require significant management attention and financial resources. In order to gain market acceptance internationally, the Company's products will have to be designed to meet industry standards of foreign countries, such as the DAVIC specifications that are supported in Europe. The Company has committed and continues to commit resources to developing international sales and support channels. International sales are subject to a number of risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, the burden of complying with a variety of foreign laws, greater difficulty in accounts receivable collection, potentially adverse tax consequences, currency fluctuations and political and economic instability. Additionally, the protection of intellectual property may be more difficult to enforce outside of the United States. In the event the Company is successful in expanding its international operations, the imposition of exchange or price controls or other restrictions on foreign currencies could materially adversely affect the Company's business, operating results and financial condition. If the Company increases its international sales, its net sales may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

CONTROL BY PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS


    Upon completion of this offering, the Company's current executive officers, directors and greater than 5% stockholders (and their affiliates) will, in the aggregate, beneficially own approximately 56.8% of the Company's outstanding Common Stock. As a result, such persons, acting together, will have the ability to control all matters submitted to stockholders of the Company for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Company's Common Stock. See "Management" and "Principal Stockholders."


RESTRICTIVE DEBT COVENANTS


    Under the terms of the outstanding $5.5 Million Debenture, the Company is subject to certain restrictive covenants which could adversely affect the Company's operations. Under the $5.5 Million Debenture the Company is subject to limitations on the amount of capital expenditures it may incur in any 12 month period and may not declare dividends, retire any subordinated debt other than in accordance with its terms, or distribute its assets to any stockholder as long as the $5.5 Million Debenture remains outstanding. The $5.5 Million Debenture is collateralized by substantially all the Company's assets. In September 1997, the Company entered into the Subordinated Notes which have restrictive covenants that limit the amount of capital expenditures it may incur in any 12 month period and the borrowing of additional funds and prohibit the Company from, among other things, declaring dividends and distributing assets so long as the Subordinated Notes are outstanding. In addition, in October 1997, the Company entered into the Credit Facility, which prohibits the Company from declaring dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Certain Transactions," "Description of Capital Stock--Convertible $5.5 Million Debenture" and "--Subordinated Notes" and Notes 5, 6 and 16 of Notes to Financial Statements.

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of the Company's Common Stock (including shares issued upon the exercise of outstanding options and warrants and upon the conversion of the $5.5 Million Debenture) in the public market after this offering could adversely affect the market price of the Common Stock prevailing from time to time and could impair the Company's ability to raise capital through the sale of equity or debt securities. In addition to the 2,700,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), as of the date of this Prospectus, there will be 7,273,311 shares of Common Stock outstanding, all of which are restricted shares ("Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). As of such date, no Restricted Shares will be eligible for sale in the public market. The 7,273,311 Restricted Shares will be available for sale in the public market following the expiration of 180-day lock-up agreements. In addition, under certain circumstances, the $5.5 Million Debenture could automatically convert into 513,423 shares of Common Stock and the holders of warrants for 1,163,217 shares of Common Stock can exercise such warrants at any time, but such shares could not be sold until the expiration of the 180-day lock-up period following the date of the Prospectus. See "Description of Capital Stock--Convertible $5.5 Million Debenture" and "Description of Capital Stock--Warrants." NationsBanc Montgomery Securities, Inc. also may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, beginning six months after the date of this Prospectus the holders of 6,257,827 Restricted Shares, the holders of warrants for 1,148,949 shares of Common Stock and the holder of the $5.5 Million Debenture are entitled to certain rights with respect to registration of such shares for sale in the public market, assuming no exercise of the Underwriters' over-allotment option. If such holders sell in the public market, such sales could have a material adverse effect on the market price of the Company's Common Stock.



    Immediately after this offering, the Company intends to file a registration statement covering shares of Common Stock subject to outstanding options under the Company's Executive Officer Incentive Plan (the "Executive Officer Plan"), 1993 Equity Incentive Plan (the "1993 Plan") and 1996 Equity Incentive Plan (the "1996 Plan") and reserved for issuance under the Company's 1997 Equity Incentive Plan (the "1997 Incentive Plan"), the 1997 Directors Stock Option Plan (the "Directors Plan") and the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). Based on the number of shares subject to outstanding options at June 30, 1997 and currently reserved for issuance under all such plans, such registration would cover approximately 4,244,935 shares. Such registration statement will automatically become effective upon filing, but optionholders are subject to 180-day lock-up agreements. See "Shares Eligible for Future Sale."


BROAD MANAGEMENT DISCRETION IN ALLOCATION OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discount and offering expenses, are estimated to be approximately $31,793,000. The primary purposes of this offering are to repay the approximately $6.9 million principal amount of the Subordinated Notes, obtain additional capital, create a public market for the Common Stock and facilitate future access to public markets. Other than repayment of the Subordinated Notes, the Company expects to use the net proceeds primarily for working capital and other general corporate purposes. A portion of the net proceeds also may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Accordingly, the Company's management will retain broad discretion as to the allocation of the proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Use of Proceeds."

ANTI-TAKEOVER PROVISIONS

    Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. The Company is also subject to certain provisions of Delaware law which could have the effect of delaying, deterring or preventing a change in control of the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. In addition, the Company's certificate of incorporation and bylaws contain certain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make more difficult attempts by stockholders to change management, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock." The Company's Board of Directors is classified into three classes of directors serving staggered, three-year terms and has the authority, without action by the Company's stockholders, to fix the rights and preferences and issue shares of the Preferred Stock, and to impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office.

NO PRIOR MARKET FOR COMMON STOCK

    Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or be sustained after this offering or that investors will be able to sell the Common Stock should they desire to do so. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the shares of Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's results of operations, announcements of technological innovations, new products introduced by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, changes in financial estimates by securities analysts, conditions and trends in the Internet and modem systems industries, general market conditions and other factors. Further, the stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market factors may adversely affect the market price of the Company's Common Stock. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, operating results and financial condition.

NO DIVIDENDS

    The Company has not paid any cash dividends on its capital stock to date. The Company currently anticipates that it will retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The terms of the $5.5 Million Debenture prevent the Company from paying any cash dividends for so long as the $5.5 Million Debenture remains outstanding. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION


    Purchasers of the Common Stock in this offering will suffer immediate and substantial dilution of $9.92 per share in the net tangible book value of the Common Stock from the initial public offering price. To the extent that outstanding options or warrants to purchase the Company's Common Stock are exercised or that the $5.5 Million Debenture is converted into Common Stock, there may be further dilution. See "Dilution."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock offered hereby are estimated to be $31,793,000 at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders if the over-allotment option is exercised. The primary purposes of this offering are to repay the approximately $6.9 million principal amount of the Subordinated Notes, obtain additional capital, create a public market for the Common Stock and facilitate future access to public markets. Other than repayment of the Subordinated Notes the Company expects to use the net proceeds primarily for working capital and other general corporate purposes. See "Risk Factors--Broad Management Discretion in Allocation of Proceeds." A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. In the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any acquisition of businesses, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY


    The Company has not paid any cash dividends on its capital stock to date. The Company currently anticipates that it will retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The terms of the $5.5 Million Debenture and the Subordinated Notes prohibit the Company from paying any cash dividends for so long as the $5.5 Million Debenture or the Subordinated Notes, as the case may be, remain outstanding. In addition, the Credit Facility prohibits the Company from paying any cash dividends.

                                 CAPITALIZATION


    The following table sets forth (i) the actual capitalization of the Company as of September 30, 1997 and (ii) the actual capitalization as adjusted to reflect the sale and issuance of the 2,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discount and offering expenses, the application of the estimated proceeds therefrom and the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon closing of this offering.



                                                                                             SEPTEMBER 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt(1)........................................................................  $    6,223   $   6,223
                                                                                           ----------  -----------
Stockholders' equity (deficit)(2):
  Convertible Preferred Stock, $0.001 par value per share: 18,000,000 shares authorized, actual; 5,000,000 shares authorized, as adjusted; 12,562,868 shares issued and
    outstanding, actual; no shares issued or outstanding, as adjusted....................          13          --
  Common Stock, $0.001 par value per share:
    34,000,000 shares authorized, actual; 100,000,000 shares authorized, as adjusted;
    2,619,726 shares issued and outstanding, actual; 9,973,311 shares issued and
    outstanding, as adjusted.............................................................           2          18
  Additional paid-in capital.............................................................      27,406      59,196
  Accumulated deficit....................................................................     (27,424)    (27,674)
                                                                                           ----------  -----------
    Total stockholders' equity (deficit).................................................          (3)     31,540
                                                                                           ----------  -----------
      Total capitalization...............................................................  $    6,220   $  37,763
                                                                                           ----------  -----------
                                                                                           ----------  -----------


------------------------------


(1) Includes the $5.5 Million Debenture, which is convertible into an aggregate of 513,423 shares of Common Stock at the option of the holder at any time and which automatically converts if (i) the gross proceeds to the Company from this offering are at least $15.0 million, (ii) the public offering price per share is at least equal to the Minimum Price and (iii) the closing price of the Common Stock after this offering is equal to or greater than the Minimum Price for any 90 consecutive calendar day period after this offering. See Note 6 of Notes to Financial Statements.



(2) Does not include (i) 1,974,242 shares of Common Stock issuable upon exercise of stock options outstanding as of September 30, 1997 at a weighted average exercise price of $2.72 per share, (ii) 2,046,213 shares of Common Stock available for future grant or issuance as of September 30, 1997 under the Company's 1993 Equity Incentive Plan, 1996 Equity Incentive Plan, Executive Officer Incentive Plan, 1997 Equity Incentive Plan, 1997 Directors Stock Option Plan and 1997 Employee Stock Purchase Plan, (iii) 1,160,558 shares of Common Stock issuable upon the exercise of warrants outstanding as of September 30, 1997 at a weighted average exercise price of $6.38 per share,
    (iv) 513,423 shares of Common Stock issuable as of September 30, 1997 upon the conversion of the $5.5 Million Debenture or (v) a warrant to purchase 2,659 shares of Common Stock at an exercise price of $10.91 per share issued in October 1997 in connection with obtaining a credit facility for $4.0 million (the "Credit Facility"). See "Management--Director Compensation," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 5, 6 and 10 of Notes to Financial Statements.

                                    DILUTION


    The pro forma net tangible book deficit of the Company as of September 30, 1997, assuming the conversion of all outstanding shares of Preferred Stock into shares of Common Stock, was $(870,000), or $(0.12) per share of Common Stock. "Pro forma net tangible book deficit per share" is determined by dividing the number of outstanding shares of Common Stock into the net tangible book deficit of the Company (total tangible assets less total liabilities). After giving effect to the sale by the Company of the 2,700,000 shares of Common Stock offered hereby (based upon an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses), and the repayment of approximately $6.9 million in Subordinated Notes, the pro forma net tangible book value of the Company as of September 30, 1997 would have been approximately $30,673,000, or $3.08 per share. This represents an immediate increase in pro forma net tangible book value of $3.20 per share to existing stockholders and an immediate dilution of $9.92 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............................             $   13.00
Pro forma net tangible book deficit per share as of September 30, 1997......  $   (0.12)
Increase per share attributable to new investors............................       3.20
                                                                              ---------
Pro forma net tangible book value per share after offering..................                  3.08
                                                                                         ---------
Dilution per share to new investors.........................................             $    9.92
                                                                                         ---------
                                                                                         ---------



    The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in this offering, based upon an assumed initial public offering price of $13.00 per share (before deducting the estimated underwriting discount and offering expenses):



                                        SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                     -----------------------  --------------------------   PRICE PER
                                       NUMBER      PERCENT       AMOUNT        PERCENT       SHARE
                                     ----------  -----------  -------------  -----------  -----------
Existing stockholders(1)...........   7,273,311        72.9%  $  27,171,000        43.6%   $    3.74
New investors(1)...................   2,700,000        27.1      35,100,000        56.4        13.00
                                     ----------       -----   -------------       -----
  Total............................   9,973,311       100.0%  $  62,271,000       100.0%
                                     ----------       -----   -------------       -----
                                     ----------       -----   -------------       -----


------------------------


(1) If the Underwriters' over-allotment option is exercised in full, the number of shares held by existing stockholders will be reduced by 405,000 shares to 6,868,311, or 68.9% of the total shares of Common Stock to be outstanding after this offering, and the number of shares held by new investors will be increased to 3,105,000, or 31.1% of the total shares of Common Stock to be outstanding after this offering.



    As of September 30, 1997, there were options outstanding to purchase a total of 1,974,242 shares of Common Stock at a weighted average exercise price of $2.72 per share, warrants outstanding to purchase a total of 1,160,558 shares of Common Stock at a weighted average exercise price of $6.38 per share and 513,423 shares of Common Stock issuable upon the conversion of the $5.5 Million Debenture. In addition, in October 1997 the Company issued a warrant to purchase 2,659 shares of Common Stock at an exercise price of $10.91 per share in connection with obtaining the Credit Facility. To the extent that any of these options or warrants is exercised or the $5.5 Million Debenture is converted, there will be further dilution to new investors. See "Capitalization," "Description of Capital Stock" and Notes 5, 6 and 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA


    The following selected financial data should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997 and the balance sheet data as of December 31, 1995 and 1996 and September 30, 1997 are derived from financial statements of the Company that have been audited by Coopers & Lybrand LLP, independent accountants, and are included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from unaudited financial statements not included herein. The statements of operations data for the nine months ended September 30, 1996 are derived from unaudited financial statements of the Company that include all adjustments consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for the period. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997 or any future period. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                        NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                               -----------------------------------------------------  ----------------------
STATEMENTS OF OPERATIONS DATA:                   1992       1993       1994       1995       1996        1996        1997
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                                                                      (UNAUDITED)

                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................................  $     436  $   1,010  $     668  $     630  $   2,962   $   1,253   $   9,152
Cost of sales................................        294        746      1,362        761      3,130       1,602       8,214
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
    Gross profit (loss)......................        142        264       (694)      (131)      (168)       (349)        938
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
Operating expenses:
  Research and development...................          5        271      1,251      3,862      5,076       3,757       5,170
  Sales and marketing........................         67        133        348        390      1,786         954       3,138
  General and administrative.................        154        250        533        748      1,714       1,196       2,516
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
    Total operating expenses.................        226        654      2,132      5,000      8,576       5,907      10,824
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
      Loss from operations...................        (84)      (390)    (2,826)    (5,131)    (8,744)     (6,256)     (9,886)

Interest income and other expense, net.......          3          5         30        166        257         146         183
Interest expense.............................         --         --       (101)      (304)       (28)        (22)       (379)
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
      Net loss...............................  $     (81) $    (385) $  (2,897) $  (5,269) $  (8,515)  $  (6,132)  $ (10,082)
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------

Net loss per share(1)........................  $   (0.04) $   (0.14) $   (1.01) $   (1.83) $   (2.67)  $   (1.92)  $   (3.12)

Shares used in per share calculation(1)......      1,886      2,748      2,880      2,877      3,189       3,196       3,229
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                               ---------  ---------  ---------  ---------  ---------  -----------  ---------
Pro forma net loss per share(1)..............                                                  (1.24)                  (1.33)
                                                                                           ---------               ---------
                                                                                           ---------               ---------
Pro forma shares used in per share
  calculation(1).............................                                                  6,873                   7,607
                                                                                           ---------               ---------
                                                                                           ---------               ---------



                                                                        DECEMBER 31,
                                                    -----------------------------------------------------      SEPTEMBER 30,
BALANCE SHEET DATA:                                   1992       1993       1994       1995       1996              1997
                                                    ---------  ---------  ---------  ---------  ---------  ----------------------
                                                                                   (IN THOUSANDS)
Cash, cash equivalents and short-term
  investments.....................................  $     545  $   1,031  $   1,426  $   3,353  $   6,886                $ 5,314
Working capital...................................        361        484      1,129      3,149      6,944                  3,565
Total assets......................................        677      1,353      1,892      4,586     10,539                 16,190
Long-term debt....................................         --        604      2,108        228        472                  6,223
Total stockholders' equity (deficit)..............        369          1       (708)     3,661      7,709                     (3)


--------------------------


(1) See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used to compute net loss per share and pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    Hybrid is a broadband access equipment company that designs, develops, manufactures and markets cable and wireless systems that provide high speed access to the Internet and corporate intranets for both businesses and consumers. The Company's products remove the bottleneck over the "last mile" connection to the end-user which causes slow response time for those accessing bandwidth-intensive information over the Internet or corporate intranets. Hybrid's Series 2000 product line consists of secure headend routers, cable and wireless modems and management software for use with either cable TV or wireless transmission facilities.


    From its inception in June 1990 until September 1996, the Company focused on the design, development, manufacturing and market introduction of the first two generations of Hybrid's Series 1000 ("Series 1000") product line. These product generations offered 5 and 10 Mbps access speeds for downstream data. In October 1996, the Company introduced its third generation product line, the Series 2000, which provides 30 Mbps downstream access speeds. During the three years ended December 31, 1996 and nine months ended September 30, 1997, the Company sold a limited number of PoPs and cable modems from both product series, which generated an aggregate of $13,412,000 in net sales. The Company expects to generate substantially all of its future sales from its Series 2000 products, enhancements to these products, new products and related support and networking services. The Company recognizes revenue upon shipment of products and accrues for warranty costs at the time of shipment. To date, net sales include principally product sales and, to a lesser extent, support and networking services.



    The Company sells its products primarily in the United States, and markets its products to a variety of customers, including cable system operators, broadband wireless system operators, ISPs and certain communications equipment resellers. Historically, a small number of customers has accounted for a substantial portion of the Company's net sales. Although the Company has expanded its customer base, the Company expects that a limited number of customers will continue to account for a substantial portion of the Company's net sales for the foreseeable future. As a result, the Company has experienced, and expects to continue to experience, significant fluctuations in its results of operations on a quarterly and an annual basis. If orders from significant customers are delayed, cancelled or otherwise fail to materialize in any particular period, or any significant customer delays payment or fails to pay, the Company could experience significant operating losses in such period. Further, the Company's customers include companies in the early stage of development or in need of capital to upgrade or expand their services. Accordingly, in order to address the needs and competitive factors facing the emerging broadband access market, the Company on occasion has provided customers extended payment, promotional pricing or other terms. For instance, Internet Ventures, Inc., which accounted for 10.2% of the Company's net sales for the nine months ended September 30, 1997, has recently been provided extended payment terms and accounted for 12% of the Company's accounts receivable as of September 30, 1997. The provision of extended payment terms, or the extension of promotional payment, pricing or other terms could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Inexperience in Emerging Market," "Risk Factors--Customer Concentration," "Risk Factors-- Dependence on Broadband Wireless System Operators" and "Risk Factors--Competition."

    The market for high speed network connectivity products and services is intensely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product, and the Company has experienced and expects to continue to experience pressure on its unit average selling prices ("ASPs"). While the Company has initiated cost reduction programs to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will continue to keep pace with competitive price pressures or lead to improved gross margins. If the Company is unable to continue to reduce costs, its gross margins and profitability will be adversely affected. The Company's gross margins are also impacted by the sales mix of PoPs and modems. The Company's single-user modems generally have lower margins than its multi-user modems, both of which have lower margins than the Company's headends. Due to current customer demand, the Company anticipates that the sales mix of modems will be weighted toward lower-margin single-user modems in the foreseeable future. As a result, gross margins could be adversely affected in the near term. See "Risk Factors--Need to Reduce Cost of Client Modems," "Risk Factors-- Competition" and "Risk Factors--Limited Manufacturing Experience; Sole Source Manufacturing."



    The Company incurred net losses for the years ended December 31, 1994, 1995 and 1996 and the first nine months of 1997 of $2,897,000, $5,269,000, $8,515,000 and $10,082,000, respectively. As a result, the Company had an accumulated deficit of $27,424,000 as of September 30, 1997. The Company expects to increase its capital expenditures, as well as its research and development and other operating expenses, in order to support and expand the Company's operations. As a result, the Company expects to incur losses for the foreseeable future. See "Risk Factors--Limited Operating History; History of Losses," "Risk Factors--Fluctuations in Operating Results; Absence of Significant Backlog; Continuing Decline of Average Selling Prices" and "Risk Factors--Lengthy Sales Cycle."



    As of September 30, 1997, the Company had approximately $12,516,000 in gross deferred tax assets comprised primarily of net operating loss carryforward and research and development tax credits. The Company believes that, based on a number of factors, there is sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception and the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology. The Company believes that, based on the current available evidence, it is more likely than not that the Company will not generate taxable income through 1997 and accordingly, will not realize any portion of its deferred tax assets through 1997. In addition, the utilization of net operating loss carry forwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results. See Note 11 of Notes to Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of net sales represented by the items in the Company's statements of operations for the periods indicated:


                                                                                            NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                         -------------------------------  ----------------------
                                                           1994       1995       1996                    1997
                                                         ---------  ---------  ---------     1996      ---------
                                                                                          -----------
                                                                                          (UNAUDITED)
Net sales..............................................      100.0%     100.0%     100.0%      100.0%      100.0%
Cost of sales..........................................      203.9      120.8      105.7       127.9        89.8
                                                         ---------  ---------  ---------  -----------  ---------
    Gross margin.......................................     (103.9)     (20.8)      (5.7)      (27.9)       10.2
                                                         ---------  ---------  ---------  -----------  ---------
Operating expenses:
  Research and development.............................      187.3      613.0      171.4       299.8        56.5
  Sales and marketing..................................       52.1       61.9       60.3        76.1        34.2
  General and administrative...........................       79.8      118.7       57.8        95.5        27.5
                                                         ---------  ---------  ---------  -----------  ---------
    Total operating expenses...........................      319.2      793.6      289.5       471.4       118.2
                                                         ---------  ---------  ---------  -----------  ---------
      Loss from operations.............................     (423.1)    (814.4)    (295.2)     (499.3)     (108.0)
  Interest income and other expense, net...............        4.5       26.3        8.7        11.7         2.0
  Interest expense.....................................      (15.1)     (48.2)      (1.0)       (1.8)       (4.2)
                                                         ---------  ---------  ---------  -----------  ---------
      Net loss.........................................     (433.7)%    (836.3)%    (287.5)%     (489.4)%    (110.2)%
                                                         ---------  ---------  ---------  -----------  ---------
                                                         ---------  ---------  ---------  -----------  ---------



NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
  1996



    NET SALES. Net sales increased to $9,152,000 for the first nine months of 1997, compared to net sales of $1,253,000 for the same period in 1996. The significant growth in net sales was primarily due to increased unit shipments as a result of the introduction of the Series 2000 product line in October 1996 offset in part by price declines on certain products in connection with volume purchases. For the first nine months of 1997, broadband wireless system operators accounted for 62.2% of net sales, cable systems operators accounted for 24.5% of net sales and ISPs accounted for 13.3% of net sales. For the first nine months of 1996, cable system operators accounted for 80.3% of net sales, ISPs accounted for 11.8% of net sales and broadband wireless system operators accounted for 7.9% of net sales. International sales accounted for 10.8% and 13.2% of net sales for the first nine months of 1997 and 1996, respectively. The Company had one customer that accounted for 10.2% of net sales during the first nine months of 1997. The Company had two customers that accounted for 48.9% and 11.8%, respectively, of net sales during the first nine months of 1996.



    GROSS PROFIT. Gross margin was 10.2% and negative 27.9%, for the first nine months of 1997 and 1996, respectively. The improvement in gross margin was primarily due to the shift in sales mix from the lower margin Series 1000 products to the higher margin Series 2000 products, lower per unit manufacturing costs and greater absorption of overhead.



    RESEARCH AND DEVELOPMENT. Research and development expenses include ongoing headend, software and cable modem development expenses, as well as design expenditures associated with product cost reduction programs and improving the ability to manufacture its existing products. Research and development expenses were $5,170,000 and $3,757,000 during the first nine months of 1997 and 1996, respectively, representing 56.5% and 299.8% of net sales, respectively. Research and development expenses grew in absolute dollars as a result of increased staffing and associated engineering costs related to new and existing product development. The Company intends to continue to increase its investment in research and development programs in future periods, focusing on cost improvement, software enhancements and wireless technologies.


    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries and related payroll costs of sales and marketing personnel, commissions, advertising, promotions and travel. Sales and marketing expenses were $3,138,000 and $954,000 during the first nine months of 1997 and 1996, respectively, representing 34.2% and 76.1% of net sales, respectively. The increase in sales and marketing expenses in absolute dollars was principally due to increased headcount and related payroll costs, increased commissions as a result of higher net sales and increased costs for marketing and promoting the Company's Series 2000 product line. The Company expects sales and marketing expenses to increase in the future.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of executive personnel salaries, travel expenses, legal fees and costs of outside services. General and administrative expenses were $2,516,000 and $1,196,000 during the first nine months of 1997 and 1996, respectively, representing 27.5% and 95.5% of net sales, respectively. The increase in absolute dollars was due to increased charges to the provision for doubtful accounts headcount, increased legal costs to support the reissuance of the Company's Patents and related payroll costs.



    INTEREST INCOME (EXPENSE). The Company incurred net interest expense during the first nine months of 1997 of $196,000 and earned interest income of $124,000 during the first nine months of 1996. Net interest expense incurred during the first nine months of 1997 was the result of the Company's use of capital lease financing to fund a majority of its capital expenditures, as well as loans obtained to support working capital requirements. Net interest income earned during the first nine months of 1996 was primarily due to higher cash balances as a result of the issuance of Preferred Stock in December 1995 and June 1996, offset in part by the interest expense incurred on outstanding capital lease obligations.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


    NET SALES. Net sales were $2,962,000 and $630,000 in 1996 and 1995, respectively. The increase in net sales was due primarily to the increase in unit sales due to the introduction of the Series 2000 product line in October 1996.



    GROSS PROFIT. Gross margin improved to negative 5.7% in 1996 compared to negative 20.8% in 1995. The improvement in gross margin was primarily attributable to the introduction of the Series 2000 product line, which generally has higher gross margins than the Series 1000 product line, and to the increase in net sales, which allowed for greater absorption of overhead.


    RESEARCH AND DEVELOPMENT. Research and development expenses were $5,076,000 and $3,862,000 for 1996 and 1995, respectively, representing 171.4% and 613.0% of net sales, respectively. The increase in research and development expenses in absolute dollars during 1996 was due to increased headcount and related labor costs, increased cost of development material to support product development and depreciation expenses associated with capital purchases for product testing.

    SALES AND MARKETING. Sales and marketing expenses were $1,786,000 and $390,000 for 1996 and 1995, respectively, representing 60.3% and 61.9% of net sales, respectively. The increase in sales and marketing expenses in absolute dollars during 1996 was principally due to increased headcount for staff level positions, the hiring of the Company's vice presidents of sales and marketing, increased commissions as a result of higher net sales and increased costs for marketing and promoting the Company's products.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $1,714,000 and $748,000 for 1996 and 1995, respectively, representing 57.8% and 118.7% of net sales, respectively. The increase in general and administrative expenses in absolute dollars during 1996 was due to increased allowances for doubtful accounts, higher legal costs to prosecute patents, and increased headcount and related personnel costs.

    INTEREST INCOME (EXPENSE). During 1996, the Company had net interest income of $229,000 compared to net interest expense of $138,000 in 1995. The increase in 1996 compared to 1995 was primarily due to higher cash balances as a result of the issuance of Preferred Stock in June 1996. The interest income earned during 1996 was offset in part by interest expense incurred on outstanding capital lease obligations.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales decreased slightly to $630,000 for 1995 as compared to $668,000 for 1994. Sales in both years consisted principally of sales of the Series 1000 products. The Company's customers initially deployed these products in trials in order to assess the Company's technology for use in cable or wireless applications.

    GROSS PROFIT. Gross margin improved to negative 20.8% in 1995 compared to negative 103.9% in 1994. The improvement in gross margin was primarily attributable to increased units sold which allowed for greater absorption of overhead.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $3,862,000 and $1,251,000 in 1995 and 1994, respectively, representing 613.0% and 187.3% of net sales, respectively. The increase in research and development expenses in absolute dollars was primarily due to increased personnel costs and materials costs related to the acceleration of the design and development of the Series 2000 products.

    SALES AND MARKETING. Sales and marketing expenses were $390,000 and $348,000 in 1995 and 1994, respectively, representing 61.9% and 52.1% of net sales, respectively. The increase in sales and marketing expenses in absolute dollars was principally due to increased commissions as a result of higher sales, and increased headcount.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $748,000 and $533,000 in 1995 and 1994, respectively, representing 118.7% and 79.8% of net sales, respectively. The increase in general and administrative expenses was primarily due to increased use of outside consultants, higher legal expenses to prosecute patents and higher payroll costs related to increased staffing.

    INTEREST INCOME (EXPENSE). The Company incurred interest expenses in 1995 and 1994 of $138,000 and $71,000, respectively. The amounts incurred for both periods were a result of the Company's use of capital lease financing to fund a majority of it capital expenditures, as well as loans obtained to support working capital requirements.

QUARTERLY RESULTS OF OPERATIONS


    The following table sets forth certain unaudited quarterly statements of operations data for the seven quarters ended September 30, 1997, as well as such data expressed as a percentage of net sales. The unaudited data has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. Such statement of operations data should be read in conjunction with the Financial Statements of the Company and related Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not indicative of the operating results for any future period.



                                                                                      QUARTER ENDED
                                                       ----------------------------------------------------------------------------
                                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                                         1996       1996       1996        1996       1997       1997       1997
                                                       --------   --------   ---------   --------   --------   --------   ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales............................................  $   303    $   455     $   495    $  1,709   $ 1,852    $ 3,053     $ 4,247
Cost of sales........................................      408        528         666       1,528     1,974      2,715       3,525
                                                       --------   --------   ---------   --------   --------   --------   ---------
    Gross profit (loss)..............................     (105)       (73)       (171)        181      (122)       338         722
                                                       --------   --------   ---------   --------   --------   --------   ---------
Operating expenses:
  Research and development...........................    1,102      1,167       1,488       1,319     1,726      1,653       1,791
  Sales and marketing................................      103        286         565         832     1,274        990         874
  General and administrative.........................      308        437         451         518     1,233        569         714
                                                       --------   --------   ---------   --------   --------   --------   ---------
    Total operating expenses.........................    1,513      1,890       2,504       2,669     4,233      3,212       3,379
                                                       --------   --------   ---------   --------   --------   --------   ---------
      Loss from operations...........................   (1,618)    (1,963)     (2,675)     (2,488)   (4,355)    (2,874)     (2,657)
Interest income and other expense, net...............       34         19          93         111        87         48          48
Interest expense.....................................       (5)       (17)         --          (6)      (12)      (147)       (220)
                                                       --------   --------   ---------   --------   --------   --------   ---------
      Net loss.......................................  $(1,589)   $(1,961)    $(2,582)   $ (2,383)  $(4,280)   $(2,973)    $(2,829)
                                                       --------   --------   ---------   --------   --------   --------   ---------
                                                       --------   --------   ---------   --------   --------   --------   ---------
Net loss per share(1)................................  $ (0.50)   $ (0.61)    $ (0.81)   $  (0.75)  $ (1.33)   $ (0.92)    $ (0.87)
                                                       --------   --------   ---------   --------   --------   --------   ---------
                                                       --------   --------   ---------   --------   --------   --------   ---------
Shares used in per share calculations(1).............    3,182      3,209       3,191       3,172     3,214      3,228       3,245
                                                       --------   --------   ---------   --------   --------   --------   ---------
                                                       --------   --------   ---------   --------   --------   --------   ---------



                                                                                      QUARTER ENDED
                                                       ----------------------------------------------------------------------------
                                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                                         1996       1996       1996        1996       1997       1997       1997
                                                       --------   --------   ---------   --------   --------   --------   ---------

Net sales............................................    100.0%     100.0%      100.0%      100.0%    100.0%     100.0%      100.0%
Cost of sales........................................    134.7      116.0       134.5        89.4     106.6       88.9        83.0
                                                       --------   --------   ---------   --------   --------   --------   ---------
  Gross margin.......................................    (34.7)     (16.0)      (34.5)       10.6      (6.6)      11.1        17.0
                                                       --------   --------   ---------   --------   --------   --------   ---------
Operating expenses:
  Research and development...........................    363.7      256.5       300.6        77.2      93.2       54.2        42.2
  Sales and marketing................................     34.0       62.9       114.2        48.7      68.8       32.4        20.6
  General and administrative.........................    101.6       96.0        91.1        30.3      66.6       18.6        16.8
                                                       --------   --------   ---------   --------   --------   --------   ---------
    Total operating expenses.........................    499.3      415.4       505.9       156.2     228.6      105.2        79.6
                                                       --------   --------   ---------   --------   --------   --------   ---------
      Loss from operations...........................   (534.0)    (431.4)     (540.4)     (145.6)   (235.2)     (94.1)      (62.6)
Interest income and other expense, net...............     11.2        4.2        18.8         6.7       4.7        1.6         1.1
Interest expense.....................................     (1.6)      (3.8)         --        (0.6)     (0.7)      (4.8)       (5.2)
                                                       --------   --------   ---------   --------   --------   --------   ---------
      Net loss.......................................   (524.4)%   (431.0)%    (521.6)%    (139.5)%  (231.2)%    (97.3)%     (66.7)%
                                                       --------   --------   ---------   --------   --------   --------   ---------
                                                       --------   --------   ---------   --------   --------   --------   ---------


--------------------------

(1) See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used to compute net loss per share.

    The decrease in gross margin for the quarter ended March 31, 1997 compared to the quarter ended December 31, 1996 was due to lower ASPs in the first quarter of 1997 and increased allocation of service costs associated with expanded sales of the Series 2000 products to cost of sales to support sales of Series 2000 products. The increase in operating expenses for the quarter ended March 31, 1997 was primarily due to higher charges to the provision for doubtful accounts, increased promotion costs and higher engineering material costs.



    The Company has experienced, and expects to continue to experience, significant fluctuations in its results of operations on a quarterly and an annual basis. Historically, the Company's quarterly net sales have been unpredictable due to a number of factors. Factors that have influenced and may continue to influence the Company's results of operations in a particular period include the size and timing of customer orders and subsequent shipments, particularly with respect to the Company's headend equipment, customer order deferrals in anticipation of new products or technologies, timing of product introductions or enhancements by the Company or its competitors, market acceptance of new products, technological changes in the cable, wireless and telecommunications industries, competitive pricing pressures, accuracy of customer forecasts of end-user demand, changes in the Company's operating expenses, personnel changes, quality control of products sold, regulatory changes, capital spending, delays of payments by customers and general economic conditions. In addition, the inability to obtain components from suppliers or manufacturers has adversely affected the Company's results in the past, and may adversely affect the Company's results of operations in the future. For example, in the second quarter and a portion of the third quarter of 1997, the Company did not receive the full shipment of modems anticipated from Sharp, its primary modem manufacturer, because of technical delays in product integration. As a result, the Company was unable to fill all customer orders for the second quarter. While such problems have since been resolved, there can be no assurance that the Company will not experience similar supply problems in the future with respect to Sharp or any other supplier or manufacturer.


    The timing and volume of customer orders are difficult to forecast because cable and wireless companies typically require delivery of products within 30 days. A substantial majority of the Company's net sales are booked and shipped in the same quarter. Accordingly, the Company has a limited backlog of orders and net sales for any future quarter are difficult to predict. Further, sales are generally made pursuant to standard purchase orders, which can be rescheduled, reduced or cancelled with little or no penalty. Historically, a substantial majority of the Company's net sales in a given quarter have been recorded in the third month of the quarter, with a concentration of such net sales in the last two weeks of the quarter. Because of the relatively large dollar size of the Company's typical transaction, any delay in the closing of a transaction can have a significant impact on the Company's operating results for a particular period. See "Risk Factors--Lengthy Sales Cycle."

    Historically, ASPs in the cable and broadband wireless systems industry have decreased over the life of individual products and technologies. In the past, the Company has experienced decreases in unit ASPs of each of its products. The Company anticipates that ASPs of its products will continue to decrease, which will cause continuing downward pressure on the gross margins for these products. The Company currently believes that it is likely to experience net losses for the foreseeable future. The Company's gross margins are also impacted by the sales mix of PoPs and modems. Sales of the Company's single-user modems generally have lower margins than the multi-user modems, both of which are lower than margins on the Company's PoPs. The Company anticipates that in the near term, the sales mix of modems will be heavily weighted towards single-user modems. See "Risk Factors--Need to Reduce Cost of Client Modems."

LIQUIDITY AND CAPITAL RESOURCES


    The Company has historically financed its operations primarily through a combination of private debt and equity and equipment lease financing. As of September 30, 1997, the Company had working capital of $3,565,000, including $5,314,000 in cash and cash equivalents, as compared to working capital of $6,944,000 and $6,886,000 in cash and cash equivalents as of December 31, 1996. The decrease in cash and cash equivalents during the first nine months of 1997 was primarily due to support for the growth in accounts receivable and increased operating expenditures. The decrease in working capital during the first nine months of 1997 was due to the Subordinated Notes entered into in September 1997 and net losses incurred.

    The Company has had significantly negative cash flows from operating activities in each quarterly period to date. Cash used in operating activities during 1994, 1995 and 1996 and for the first nine months of 1997 was $2,642,000, $3,339,000, $8,577,000 and $14,822,000, respectively. Cash used in operating activities during 1994, 1995 and 1996 was primarily the result of net losses. For the first nine months of 1997, cash used in operating activities was the result of operating losses of $10,082,000, the increase in accounts receivable of $5,257,000 as a result of higher net sales made late in the quarter and extended payment terms given to certain customers and the increase in inventories of $1,125,000 to support higher sales volumes.



    Cash used in investing activities during 1994 and 1995 and for the first nine months of 1997 was $417,000, $608,000 and $434,000, respectively. Cash used in investing activities during 1994 and 1995 was a result of purchases of short term investments and purchases of property and equipment. During the first nine months of 1997, cash used in investing activities resulted principally from purchases of property and equipment. Cash provided by investing activities during 1996 was $143,000 and was primarily due to proceeds from short-term investments offset in part by purchases of equipment. Aggregate capital expenditures for property and equipment, primarily for computers, furniture, fixtures and engineering test equipment, during 1994, 1995 and 1996 and the first nine months of 1997 were $218,000, $295,000, $321,000 and $400,000, respectively. The Company has funded and expects to continue to fund a substantial portion of its property and equipment expenditures from a variety of sources including direct vendor leasing programs and third party commercial leasing arrangements. As of September 30, 1997, the Company has no material commitments for capital expenditures but expects capital expenditures for the next twelve months to be between $1.0 million to $1.5 million.



    Cash provided by financing activities during 1994, 1995 and 1996 and the first nine months of 1997 was $3,255,000, $5,583,000, $12,457,000 and
$13,684,000, respectively. During 1994 and 1996, cash provided by investing activities resulted principally from net proceeds from the issuance of convertible debentures, notes payable, and the sale of Preferred Stock. Cash provided by financing activities during 1995 resulted principally from net proceeds from the sale of Preferred Stock. During the first nine months of 1997, cash provided by financing activities resulted primarily from net proceeds from the sale of Preferred Stock, the $5.5 Million Debenture and the sale of $6.9 million of Subordinated Notes.



    The Company's principal source of liquidity at September 30, 1997 was cash and cash equivalents of $5,314,000. In October 1997, the Company also entered into a commitment for a $4.0 million Credit Facility. The Credit Facility, which expires in October 1998, will bear interest at the prime rate and will be collateralized by substantially all of the Company's assets. To date, the Company has no borrowings outstanding under the Credit Facility. The Company believes that the net proceeds of this offering, available bank borrowings, existing cash balances and funds generated from operations, if any, will provide the Company with sufficient funds to repay the Subordinated Notes and to finance its operations for at least the next 12 months. However, the Company may require additional funds to support its working capital requirements or for other purposes, and may seek to raise such additional funds through the sale of public or private equity or debt financing or from other sources. The sale of additional equity or convertible debt securities may result in additional dilution to the Company's stockholders. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to the Company or its stockholders. See "Risk Factors--Possible Need for Additional Financing."



    Under the $5.5 Million Debenture, the Company is subject to limitations on the amount of capital expenditures it may incur in any 12 month period and may not declare dividends, retire any subordinated debt other than in accordance with its terms, or distribute its assets to any stockholder so long as the $5.5 Million Debenture remains outstanding. Under the Subordinated Notes, the Company is limited in the amount of capital expenditures it may incur in any 12 month period and in the borrowing of additional funds, and is prevented from, among other things, declaring dividends and distributing assets so long as the Subordinated Notes are outstanding. In addition, under the Credit Facility, the Company may not declare dividends. The $5.5 Million Debenture and the Credit Facility are collateralized by substantially all of the Company's assets. See "Risk Factors--Restrictive Debt Covenants" and Notes 5, 6 and 16 of Notes to Financial Statements.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

THE COMPANY

    Hybrid Networks, Inc. is a broadband access equipment company that designs, develops, manufactures and markets cable and wireless systems that provide high speed access to the Internet and corporate intranets for both businesses and consumers. The Company's products remove the bottleneck over the "last mile" connection to the end-user which causes slow response time for those accessing bandwidth-intensive information over the Internet or corporate intranets. The Company's customers consist primarily of cable system operators, broadband wireless system operators, ISPs and other companies that provide broadband networking systems or services to business and residential users. Hybrid's Series 2000 product line consists of secure headend routers, cable or wireless modems and management software for use with either cable TV or wireless transmission facilities. Because the substantial majority of cable and wireless transmission facilities are not capable of two-way transmissions, the Series 2000 has been designed to utilize a variety of return paths, including the public switched telephone network. The Series 2000 system also features a router to provide corporate telecommuters and others in remote locations secure access to their files on the corporate intranet. The Series 2000 is capable of supporting a combination of speeds, media and protocols in a single cable or wireless system, providing system operators with flexible, scalable and upgradeable solutions that allow them to offer cost-effective broadband access to their subscribers.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET AND INTRANETS AND DEMAND FOR HIGHER SPEED ACCESS

    The Internet has become an increasingly important source of information for businesses and consumers. The Internet's importance results from a variety of factors, including increased email usage, the emergence of the World Wide Web and the proliferation of multimedia content, such as graphics, images, video and audio, that can be accessed online. Demand for bandwidth-intensive content, combined with the inherent technical difficulties of delivering large amounts of data over existing copper wire telephone infrastructure, has resulted in slow response times and increasing frustration for many users of the Internet. Demand for higher bandwidth connections to the Internet is continuing to grow as the Internet becomes a more attractive outlet for commercial applications utilizing multimedia content and as the number of Internet users increases.

    A rapidly growing segment of the Internet user market is the business community. In a 1997 survey conducted by American Management Association International and Tierney & Partners, 27% of businesses surveyed reported moderate to heavy Internet usage. This number is expected to increase to 64% by 1999. Businesses of all sizes, including small offices/home offices ("SOHOs"), are using the Internet and corporate intranets to communicate with co-workers and customers via email, gather information, collaborate with others and provide support. Larger companies are increasingly using the Internet and intranets to provide telecommuters, traveling employees and employees in remote offices with a means of improved communication and remote access to corporate networks. In the 1997 American Internet Users Survey, FIND/SVP estimated that the number of workers telecommuting has grown to 11 million in 1997. Despite this growth, many companies do not provide Internet and intranet access as a business tool for their employees because of concerns regarding speed, cost of broadband access and security of the transmission and databases.

    The consumer market also constitutes a large segment of potential individual Internet end-users for broadband access providers. According to a report released in November 1996 by Jupiter Communications, there were approximately
14.7 million households with Internet access in the United States in 1996, and this number is expected to increase to 36.0 million by 2000. While the consumer market segment represents a potentially large number of subscribers for an Internet access provider, this market is generally more price-sensitive than the business community. However, an emerging segment of the consumer market is comprised of technologically savvy consumers who desire high speed Internet access and are willing to pay more than the typical residential end-user to obtain these benefits.

    ACCESS OVER TRADITIONAL TELEPHONE INFRASTRUCTURE


    Telcos and ISPs have been delivering Internet and intranet access over the existing copper telephone wire infrastructure for many years through symmetrical technologies such as POTS, Integrated Services Digital Network ("ISDN") and "T1". Even though providers of Internet service have been improving the speed and quality of their connections to the Internet, the "last mile" connection to the end-user still predominantly consists of low speed analog transmissions. Improvements in modem chip technology have to date driven the increase in the rate at which data is transmitted over analog POTS copper wire. Currently, most new computers contain pre-installed 28.8 or 33.6 Kbps modems. The new generation of 56 Kbps modems, which was recently introduced, but has not yet been standardized, does not perform consistently at 56 Kbps and remains insufficient for rapid downloading of bandwidth-intensive multimedia content from the Internet. ISDN service, which requires special equipment at both the user's location and the telephone network, can achieve digital transmission at rates up to 128 Kbps over copper wire. However, despite ISDN's introduction in the early 1980s, the complexity of installing ISDN has limited its deployment to date. Historically, telcos have also deployed another digital service known as "T1" which provides data rates of 1.5 Mbps. However, T1 connections can suffer from distance limitations, are dependent on expensive conditioning of the copper wire, carry costly monthly charges for the end-user and generally have been limited to use by businesses.


    The newest technologies introduced to increase bandwidth over copper wire are grouped by the generic acronym "xDSL" (Digital Subscriber Line). In its various forms, xDSL will be capable of data transmission speeds over copper wire of 1.5 to 9 Mbps (excluding IDSL) downstream and 16 Kbps to 2 Mbps upstream (excluding VDSL, which requires very short loop lengths). The downstream data rate of xDSL is limited by the length of the copper wire (i.e. the distance between a user and the telco central office) and the diameter of the copper wire. xDSL is a point-to-point circuit technology, which currently limits its scalability, and xDSL systems perform poorly on badly degraded copper wire or in a noisy environment (because of crosstalk interference). xDSL is still expensive for telcos to implement, and only limited deployments of xDSL service have been made to date.

    BROADBAND ACCESS

    Broadband access technology enables cable system operators and broadband wireless system operators to offer a cost-effective high speed Internet access solution. Broadband access systems can deliver data at up to 30 Mbps through a standard cable or wireless TV channel. Depending on the system design, a subscriber shares access with others and typically receives data at speeds ranging from 1.5 Mbps up to a maximum of 10 Mbps, depending upon the number and activity level of concurrent users. In the last few years, certain cable system operators and broadband wireless system operators have begun conducting limited broadband modem trials, and commercial deployments are currently underway in several markets. Paul Kagan Associates forecast that residential penetration of cable modems will reach 200,000 subscribers in the United States by the end of 1997 and grow at a compounded annual growth rate of 120% to 4.7 million subscribers by the end of 2001.

    Wired cable systems in the United States pass by approximately 95% of households and approximately 40% of businesses. At the end of 1996, approximately 90% of these cable systems were built primarily utilizing coaxial cable that can deliver only downstream transmission from the cable headend to the end-user. In order for such one-way cable systems to provide broadband Internet access, a separate return path, such as a telephone line, is required to transmit data upstream to the Internet. Upgrading the existing one-way cable infrastructure to hybrid fiber coax ("HFC") to enable two-way data transmission is possible but expensive. Although many large cable system operators have communicated aggressive schedules to upgrade their systems to enable two-way transmission, only 10% of wired cable systems in the United States had been upgraded to two-way by the end of 1996. As a result, the majority of cable networks require an alternative upstream path. The combination of a fast downstream path and a slow upstream path, representing an asymmetric network, conforms to the typical pattern for Internet usage, which involves small amounts of data flowing from the user to the network (e.g., key strokes, mouse clicks and packet acknowledgments) followed by much larger amounts of data being delivered from the network to the user (e.g., web pages with graphics, images, audio and video). Because asymmetric networks enable service providers to optimize frequency usage, these networks are well suited for both telephone and two-way cable configurations. To date, the principal cable modem specifications or standards under development (MCNS, DAVIC and IEEE) are based upon asymmetric systems.

    Wireless cable system operators, operating in the MDS and MMDS frequencies, historically have served rural and other areas where it is not economical to install coaxial or HFC cable, although there are wireless cable system operators licensed in metropolitan areas. These operators, who are in competition with direct broadcast satellite ("DBS") and cable TV providers, are in search of new revenue streams and have been investigating high speed Internet access as a potential new area for business. Wireless cable systems, which require an unimpeded line of sight from the transmitting antenna to the receiver, usually comprise an omni-directional transmitting antenna placed on top of a tall building or mountain. One advantage of wireless systems is that they are able to reach a higher percentage of businesses than residences because businesses tend to have taller buildings with fewer line of sight obstructions, such as foliage. In addition to providing wireless cable television, wireless system operators are moving towards becoming broadband Internet service providers. Educational institutions with instructional TV fixed service ("ITFS") licenses, low power TV ("LPTV") broadcasters (UHF or VHF frequencies), licensees of the recently auctioned Wireless Communications Services ("WCS") frequencies and future potential licensees of LMDS are evaluating the possibility of using a portion of their spectrum for high speed Internet access. As with wired cable, asymmetric systems are well suited for wireless systems which currently are authorized to transmit digital content only in the downstream direction.

    As demand for Internet access over cable and broadband wireless systems increases, ISPs are also seeking alternatives for providing broadband access, as well as enhancing their product offerings and additional revenue streams. Traditional ISPs face competition from new high speed service ISPs, such as At Home Corporation. To address this competition, many ISPs are seeking to offer high speed, cost-effective Internet access service to business and residential users through strategic relationships with cable and wireless system operators. Further, businesses are increasingly demanding high speed broadband access in order to facilitate access to their corporate intranets and networks by telecommuters and employees in remote offices.

    The following table provides a comparison of the minimum time for downloading typical web content over various types of technology currently available (See Note 1).

                                                                                                    CABLE
                                                  POTS        ISDN         T1           XDSL        MODEMS
CONTENT                           FILE SIZE    28.8 KBPS    128 KBPS    1.5 MBPS      1.5-9MBPS     10MBPS
-------------------------------------------------------------------------------------------------------------
Typical Web Page                   64 Kbytes    17.8 sec     4.0 sec     0.3 sec      0.1-0.3 sec    0.1 sec
Audio Clip                        1.0 Mbytes     4.6 min     1.0 min     5.3 sec      0.9-5.3 sec    0.8 sec
Video Clip                        3.2 Mbytes    14.8 min     3.3 min    17.1 sec     2.8-17.1 sec    2.6 sec
Full Screen Video                11.0 Mbytes    50.9 min    11.5 min    58.7 sec     9.8-58.7 sec    8.8 sec

(1) All of the download calculations were determined assuming the entire bandwidth is available for data and does not include overhead. Actual download times will vary.

    Internet and intranet access services currently provided by telephone companies are generally slow, expensive or not widely available. Further, due to increased competition, cable and wireless system operators are seeking new revenue opportunities provided by broadband Internet access. Currently, ISPs, cable operators and broadband wireless operators possess the basic infrastructure but lack the enabling technology necessary to provide cost-effective broadband access.

THE SOLUTION

    Hybrid provides cost-effective, high speed Internet and intranet access solutions to cable system operators, broadband wireless system operators, ISPs and other businesses. The Company's products remove the bottleneck over the "last mile" connection to the end-user which causes slow response time for those accessing bandwidth-intensive information over the Internet or corporate intranets. Hybrid's Series 2000 product line consists of hardware and software components capable of supporting a combination of speeds, media and protocols in a single cable or wireless system, and interoperates with a range of third party networking products. The Series 2000 system also features a router to provide telecommuters and others in remote locations secure access to their files on corporate intranets. The Series 2000 provides cable and wireless system operators and ISPs with a flexible, scalable, upgradeable solution that allows them to offer cost-effective broadband access to their subscribers. By doing this, the Company's products also allow cable and wireless operators to conserve scarce bandwidth and utilize a variety of data return paths, including the public switched telephone network. The Company's products enable cable system operators to offer Internet access on either one-way or two-way cable systems, thus minimizing the operators' capital investment and time-to-market pressures. The Series 2000 also facilitates the entrance of broadband wireless system operators into the high speed Internet access market. The Series 2000 has been designed to utilize an array of wireless frequencies, ranging from UHF to MMDS frequencies, and to minimize commonly experienced interference problems.

STRATEGY

    The Company's objective is to be a leader in providing broadband access products that are reliable, secure and scalable to cable system operators, broadband wireless system operators, ISPs and other businesses. Key elements of the Company's strategy include:

    SATISFY BROADBAND ACCESS NEEDS OF GROWING BUSINESS MARKET. The Company's products address the needs of business users that require cost-effective and secure high speed broadband Internet and intranet access in order to obtain bandwidth-intensive multimedia information and to communicate with customers, suppliers, telecommuters and employees in remote locations. The Series 2000 line of products provides secure, high speed access for telecommuters and remote parties and enables multiple users to be linked to one modem, reducing costs for operators and users. The Company will continue its efforts to increase the scalability and performance of its current broadband systems for the growing business market.

    OFFER FLEXIBLE PRODUCTS FOR CABLE AND WIRELESS SYSTEM OPERATORS. The Company currently provides, and intends to continue to provide, products that operate with existing cable, wireless and telephony networks interchangeably and interoperably, making use of the numerous types of transmission media available to operators. The Series 2000 supports downstream options, including cable and wireless systems, ranging from low power TV ("LPTV") to WCS frequencies. In the upstream direction, the Series 2000 currently supports cable, POTS and router return. The Series 2000 product line enables cable and wireless system operators to offer broadband access service by utilizing their existing cable or wireless infrastructure for the downstream path and the existing telephone network for the upstream path. The Series 2000 allows migration to two-way cable systems utilizing the same Series 2000 headend equipment. Two-way transmission over a wireless system is currently under development.

    ADDRESS THE NEEDS OF WIRELESS SYSTEM OPERATORS. The Company has focused, and intends to continue to focus, on the needs of wireless system operators to leverage their infrastructure, expand their customer base and enhance their revenues by providing high speed Internet access to businesses and consumers. The Series 2000 has been tested and deployed in wireless cable (MDS, MMDS, ITFS) and low power TV (LPTV) operations and is under evaluation by WCS licensees. The Series 2000 addresses the product requirements of broadband wireless system operators by providing support for business users, utilizing 2 MHz sub-channels that fit into a variety of different sized frequency blocks and providing better resistance to interference.

    ENHANCE RELATIONSHIP WITH ISPS. The Company seeks to enhance its relationship with ISPs by providing them with the enabling technology to offer a broadband solution. Due to the competitive nature of the traditional ISP marketplace and the emergence of newer, high speed services, many ISPs are seeking a cost-effective solution for providing broadband access. The Series 2000 enables ISPs to offer broadband access services through strategic relationships with either cable or broadband wireless system operators. Because of its flexibility in supporting both cable and wireless transmission, the Series 2000 enhances the partnering potential for an ISP. The Company intends to continue to devote engineering and marketing efforts to support these relationships.

    LEVERAGE TECHNOLOGICAL ADVANTAGE. The Company's proprietary technology allows it to create high quality, reliable products with an array of features. The Company seeks to leverage its intellectual property position by capitalizing on its proprietary asymmetric networking and media independent technologies, by offering a range of broadband Internet access solutions to customers and, where appropriate, by sharing its technology with other parties. The Company intends to continue to devote significant resources to enhancing its existing proprietary technologies and to developing new products.

PRODUCTS, TECHNOLOGY AND SERVICES

    Hybrid's Series 2000 product line provides cable system operators, broadband wireless system operators, ISPs and other businesses with a cost-effective, high speed Internet and intranet access solution. The Company's products include secure headend routers, cable and wireless modems and management software for use with either cable TV transmission facilities or wireless transmission facilities. The Company's headend products are used by cable system operators, broadband wireless system operators and other customers to transmit and receive data across networks and to manage networks and modems. Hybrid's client modems and routers are used by subscribers of the Company's customers and can be used as single-user devices or in multi-user local area networks ("LANs"). The Company's products incorporate proprietary technology that enables the same system to be deployed in either cable or broadband wireless systems and supports both one-way downstream transmission accompanied by upstream transmission via modem and router return or two-way cable transmission. See "Risk Factors--Dependence on Recently Introduced Products and Products under Development; Rapid Technological Change."

    The following diagram illustrates a typical deployment of the Company's products for high speed Internet access:

                           HIGH SPEED INTERNET ACCESS
 [SCHEMATIC DIAGRAM OF A TYPICAL DEPLOYMENT OF THE COMPANY'S PRODUCTS FOR CABLE
                             AND WIRELESS SYSTEMS]

    PRODUCTS

    The following table outlines the primary components of the Company's Series 2000:

HEADEND EQUIPMENT(1)(2)                           PRODUCT DESCRIPTION
CyberManager 2000 (CMG-2000)                      Workstation with proprietary Hybrid
                                                  software that provides subscriber and
                                                  network management.
CyberMaster Downstream Router (CMD-2000)          High speed downstream RF router that
                                                  supports up to 60 Mbps aggregate
                                                  throughput in 12 MHz of spectrum.
CyberMaster Upstream Router, Telephone Return     Performs the functions of an analog
 (CMU-2000-8T)                                    modem bank and terminal server in a
                                                  telephone return configuration.
                                                  Supports up to 64 telephone modems.
FSK Demodulator and Terminal Server               Upstream receiver and demodulator for
 (OEX-020-7 and OLP-330)                          two-way cable configuration.

SINGLE-USER EQUIPMENT(1)(3)
CyberCommuter 2000 Secure Router (CSM-2000)       Workstation with proprietary Hybrid
                                                  software that provides subscriber
                                                  management to the corporate MIS
                                                  director in a secure telecommuting
                                                  configuration.
Multi-User Modem/Router (CCM-201)                 Client modem and router that can be
                                                  used in either cable or wireless
                                                  systems. Supports up to 20 users.
Single-User Modem/Router (N-201)                  Client modem that can be used in either
                                                  cable or wireless systems. Supports a
                                                  single user.

(1) All products are available for use with cable or wireless systems, except for the FSK Demodulator & Terminal Server, which is currently only available for use with cable systems.

(2) Headend equipment typically ranges in price from $60,000 to $90,000 for a single system.

(3) Modem list prices range from approximately $450 to $900 depending on features.

    HEADEND EQUIPMENT

    CYBERMANAGER 2000. The CyberManager 2000 (CMG-2000) is a proprietary subscriber and network management workstation built on a Sun Microsystems Sparc
5. Running proprietary Hybrid software, the CMG-2000 operates as the system administrator interface to the upstream and downstream routers and other third party headend equipment. The CMG-2000 has a 10BaseT interface to connect to a fast Ethernet switch in the headend. Currently, the CMG-2000 supports up to 5,000 subscribers.

    CYBERMASTER DOWNSTREAM ROUTER. The CyberMaster Downstream Router (CMD-2000) is a rack-mounted, Pentium based, PCI/ISA bus industrial microcomputer. It supports SIF and QAM cards, which are used for downstream routing and for 64QAM downstream modulation. The CMD-2000 has a 100BaseT interface to connect to a fast Ethernet switch within the headend. The CMD-2000 supports up to six independent 10 Mbps downstream channels. Each 10 Mbps channel occupies 2 MHz of either cable or wireless spectrum.

    CYBERMASTER UPSTREAM ROUTER, TELEPHONE RETURN. The CyberMaster Upstream Router, Telephone Return (CMU-2000-8T) is a rack-mounted, Pentium based, PCI/ISA bus industrial microcomputer. It houses up to 64 analog modems that can handle speeds of up to 33.6 Kbps for the telephone return path. The CMU-2000-8T has a 10/100BaseT interface that connects to a fast Ethernet switch within the headend. A typical installation supports multiple CMU-2000-8Ts.

    FSK DEMODULATOR AND TERMINAL SERVER. The FSK Demodulator (OEX-020-7) and Terminal Server (OLP-330) includes a rack-mounted FSK upstream demodulator that supports up to seven upstream channels. The demodulator output connects to a terminal server which converts the demodulated data stream into Ethernet packets. A typical installation supports multiple FSK Demodulators and Terminal Servers.

    END-USER EQUIPMENT

    CYBERCOMMUTER 2000 SECURE ROUTER. The CyberCommuter 2000 Secure Router (CSM-2000) is a proprietary subscriber management workstation built on a Sun Microsystems Sparc 5 with a special encryption board. This optional component is used to provide secure, high speed telecommuting and remote access to businesses. The CSM-2000 is placed at the location of a corporate MIS director or LAN administrator and provides the ability to administer and manage secure telecommuter access to the corporate intranet.

    MULTI-USER MODEM/ROUTER. The Multi-User Modem/Router (CCM-201) supports 10 Mbps, 64QAM downstream data transmission on both cable and wireless systems and upstream transmission via analog modem, router or cable return. Each CCM-201 includes routing capability to support up to 20 networked devices (PC, Macintosh or workstation). The CCM-201 has a number of security features including system authentication, user ID and password protection, public and private key management and optional DES encryption.

    SINGLE-USER MODEM. The Single-User Modem (N-201) supports 10 Mbps, 64QAM downstream data transmission on both cable and wireless systems and upstream transmission via analog modem, router, and cable return. Each N-201 supports one client device which can be a PC, Macintosh or workstation.

    TECHNOLOGY

    The Series 2000 product line is an integrated broadband access system. The Series 2000 is media independent, allowing the same system components to be deployed in either cable or wireless systems. It utilizes proprietary asymmetric networking technology that allows for optimal use of available frequencies. The Series 2000 supports both asymmetric two-way transmission on a cable system and asymmetric telephone- or router-return on either a cable or broadband wireless system. The Company is currently developing asymmetric two-way transmission over a broadband wireless system. The Series 2000 provides for downstream transmission over wired cable in the interference prone "rolloff" channels that are unsuitable for video broadcast, preserving scarce channels for the cable system operator. The Company's proprietary sub-channelization technology splits a standard 6 MHz channel into three 2 MHz slices for downstream transmission, providing greater flexibility and minimizing multipath interference in wireless systems. By providing 2 MHz sub-channelization, the Company's products are also positioned to serve the newly auctioned WCS frequencies, which are only 5 MHz wide. The Series 2000 is expandable from an entry-level system supporting up to 5,000 subscribers to serve more than 20,000 subscribers. The modular architecture also accommodates changes to the transport medium, such as upgrades from one-way coaxial cable plant to two-way HFC plant.

    SERVICES

    The Company generally performs all consulting, systems engineering, systems integration, installation, training and technical support for its products. Network operations engineers, who combine radio frequency ("RF") and TCP/IP networking expertise, provide network consulting to support the sales force, assisting sales representatives and customers in defining the specifications for the system to be installed. The Company's network operations group also works with the customer during site preparation to aid in systems engineering, system integration, installation and acceptance testing to ensure a successful system start-up. Services are provided on a time and materials basis. Each customer is required to enroll, for a fee, at least one person in the Company's one-week training course; enrollment for multiple employees from the customer organization is encouraged and supported with a discounted fee schedule. These training courses are tailored to specific implementations of the Company's products and cover the installation, operation and maintenance of the Company's headend and client modem products in a network operating environment. The Company typically provides a one-year warranty on its products that includes factory and on-site repair service as needed. Customer support also includes telephone support, maintenance releases and technical bulletins covering all of the Company's software and firmware products that contain application code. The Company intends to extend support after expiration of the warranty period as a purchase option, including on-site field support.

CUSTOMERS

    The Company's customers include cable system operators, broadband wireless system operators, ISPs, resellers and other businesses. The following table sets forth certain customers of the Company who have purchased at least $100,000 of products from the Company in the last 18 months.


                           BROADBAND WIRELESS
CABLE SYSTEM OPERATORS      SYSTEM OPERATORS                ISPS              RESELLERS AND OTHERS
----------------------  -------------------------  -----------------------  -------------------------
Comcast Cable           CAI Wireless Systems,      AT&T and AT&T WorldNet   Alcatel Telecom and
 Communication, Inc.     Inc.                      DirectNet, Inc.           Alcatel Bell N.V.
RCN Corporation         CS Wireless Systems, Inc.  InterjetNet, Inc.        Itochu Corporation
Jones Intercable, Inc.  Digital Scientific Inc.    Internet Ventures, Inc.  Lucent Technologies, Inc.
CableNet Corporation    People's Choice TV         Media City World, Inc.   Network Systems
                         Corporation               Warp Drive Networks LLC   Technologies, Inc.
                        Sioux Valley Rural TV
                        World-wide Wireless, Inc.



    To date, a small number of customers has accounted for a substantial portion of the Company's net sales. The Company expects that net sales from the sale of its products to a limited number of customers will continue to account for a high percentage of its net sales in the foreseeable future. The Company expects that its largest customers in future periods could be different from its largest customers in prior periods due to a variety of factors, including customers' deployment schedules and budget considerations. A limited number of cable system operators and broadband wireless system operators account for a majority of capital equipment purchases in their respective markets, and the Company's success will be dependent upon its ability to establish and maintain relationships with these companies. In 1994, Intel Corporation ("Intel"), AT&T Corporation ("AT&T") and Advanced Research Project Agency ("ARPA") accounted for 59.6%, 24.2% and 11.7%, respectively, of the Company's net sales; in 1995, Intel and AT&T accounted for 51.6% and 28.2%, respectively, of the Company's net sales; in 1996, AT&T and Intel accounted for 41.0% and 20.7%, respectively, of the Company's net sales; and in the first nine months of 1997, Internet Ventures, Inc. accounted for 10.2% of the Company's net sales. The Company on occasion has provided customers extended payment, promotional pricing or other terms. For instance, Internet Ventures, Inc., which accounted for 12% of the Company's accounts receivable as of September 30, 1997, has recently been provided extended payment terms. The provision of extended payment terms, or the extension of promotional payment, pricing or other terms could have a material adverse effect on the Company's business, operating results and financial condition. From 1994 to 1996, Intel manufactured certain products based on the Company's design, and jointly marketed the Company's products with its own. While Intel no longer purchases products from the Company, it remains a stockholder of the Company, and maintains certain licensing and manufacturing rights to certain Hybrid products. See "Risk Factors--Inexperience in Emerging Market," "Risk Factors--Dependence on Cable System Operators," "Risk Factors--Dependence on Broadband Wireless System Operators and "Risk Factors--Customer Concentration."

    The following examples illustrate how customers use Hybrid products to deliver network access:

    JONES INTERCABLE, INC. Jones Intercable, Inc. ("Jones Intercable"), one of the 10 largest cable television operators in the United States, has purchased the Series 2000 for its high speed Internet access service provided by Jones Internet Channel-TM-. An affiliate of Jones Intercable, Jones Internet Channel is an Internet programming network which offers high-speed connections to the Internet via fiber and coaxial cable. The service features electronic mail, news groups and World Wide Web access, as well as local information on government, schools, restaurants and entertainment, among other topics. Jones Intercable selected Hybrid through a careful evaluation process emphasizing technology, pricing and vendor service and support.

    Jones was particularly interested in a platform that would provide high-speed Internet access for its customers, regardless of their individual computing hardware and software choice. Jones is purchasing Series 2000 single-user modems and installing them in a telco-return configuration.


    INTERNET VENTURES, INC. Internet Ventures, Inc. ("IVI") is offering high speed cable Internet and intranet access in partnership with small to medium sized cable operators in selected markets. IVI offers cable operators a way to generate new revenue without having to invest heavily in plant upgrades or equipment. IVI purchases and installs the Series 2000, brings Internet service provider experience, markets the high speed service under its own PeRKInet brand, and gives the cable operator a percentage of the resulting revenue. IVI chose the Series 2000 because it was a third generation product that works with existing cable infrastructure. Many of IVI's cable partners have not upgraded to two-way cable and need a product that supports telephone return. The Series 2000 supports several telephone return options for consumer and business use. IVI's PeRKInet made its commercial debut on Avenue TV Cable in Ventura, California in March 1997. In June 1997, IVI announced it would make the high speed service available in several of Sun Country Cable's 45 systems.


    WARP DRIVE NETWORKS. Warp Drive Networks ("Warp Drive") launched a commercial wireless Internet access service in the Silicon Valley in June 1997, offering services from ISDN to fractional T3 speeds, using the Company's Series 2000 system on a low power UHF television system. Warp Drive is targeting the business, SOHO and telecommuter markets with service for 128Kbps priced at $150/month. Warp Drive has begun offering service in Seattle over MDS frequencies. Warp Drive plans to open the San Francisco, Portland, Los Angeles and San Diego markets by mid-1998.

SALES, MARKETING AND DISTRIBUTION

    The Company markets and sells its products in the United States through its domestic field sales force and sales support organization. The sales and marketing organizations are comprised of 16 sales and marketing professionals with experience in the cable, telephone and router markets. The Company also sells its products through a network of OEMs, VARs and distributors. The Company's sales and marketing, senior management and technical staff work closely with existing and potential customers to help them develop the market potential of high speed Internet access services and to help them develop relationships with other companies that have the facilities and expertise necessary to deliver Internet access services. Field sales offices are located in San Francisco, Atlanta, Chicago and Tinton Falls, New Jersey.


    The sale of the Company's products typically involves a significant technical evaluation and commitment of capital and other resources, with the delays frequently associated with customers' internal procedures to approve large capital expenditures and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the Company's products is typically lengthy, generally lasting three to nine months, and is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond the Company's control. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter are not realized in that quarter, or any significant customer delays payment or fails to pay, the Company's operating results for that quarter could be materially adversely affected. In addition, the Company's customers include companies in the early stage of development or in need of capital to upgrade or expand their services. Accordingly, in order to address the needs and competitive factors facing the emerging broadband access markets serviced by the cable system operators, broadband wireless system operators and ISPs, the Company on occasion has provided customers extended payment, promotional pricing or other terms which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Fluctuations in Quarterly Operating Results; Absence of Significant Backlog; Continuing Decline of Average Selling Prices," "Risk Factors--Lengthy Sales Cycle," "Risk Factors--Inexperience in Emerging Markets," "Risk Factors-- Dependence on Broadband Wireless System Operators" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    The timing and volume of customer orders are difficult to forecast because cable and wireless companies typically require prompt delivery of products and a substantial majority of the Company's sales are booked and shipped in the same quarter. Accordingly, the Company has a limited backlog of orders. Further, sales are generally made pursuant to standard purchase orders that can be rescheduled, reduced or cancelled with little or no penalty. The Company believes that its backlog at any given time is not a meaningful indicator of future sales. See "Risk Factors--Fluctuations in Operating Results; Absence of Significant Backlog; Continuing Decline of Average Selling Prices."

    The Company's marketing efforts are targeted at cable system operators, broadband wireless system operators and existing ISPs. The Company devotes considerable time and effort to educating potential customers on the business opportunity of providing high speed Internet and intranet access. It accomplishes this through white papers, prototype customer business models, industry speaking engagements and direct customer presentations. The Company also attempts to facilitate introductions and strategic relationships between ISPs and wireless or cable system operators. These strategic relationships bring together the capabilities needed to offer high speed access service. The Company maintains its industry presence by exhibiting at wireless and cable tradeshows and speaking at conferences and seminars.

    In order to market and sell the Company's products internationally, the Company is seeking to enter into distribution relationships. Alcatel Standard Electrica S.A. has worldwide nonexclusive distribution rights for the Company's products and is the Company's main distributor in Europe. Itochu is a stockholder in the Company and has nonexclusive worldwide distribution rights for the Company's products.

MANUFACTURING

    The Company's manufacturing strategy is to perform system integration, testing and quality inspection internally and to outsource the manufacturing of the product modules to multiple third parties where it is more cost-effective. The Company's future success will depend, in significant part, on its ability to successfully manufacture its products cost-effectively and in sufficient volumes. The Company maintains a limited in-house manufacturing capability for performing system integration and testing on all headend products and for manufacturing small quantities of modems at its headquarters in Cupertino. The Company's in-house manufacturing capability, however, is largely used for pilot production of new modem designs and sample testing of products received from volume modem manufacturers, as well as for developing the manufacturing process and documentation for new products in preparation for outsourcing.


    The Company's future success will depend, in significant part, on its ability to obtain high volume manufacturing at low costs. The Company entered into an agreement pursuant to which Sharp has been the exclusive OEM supplier through Itochu of certain of the Company's client modems, including the substantial majority of those utilized in the Series 2000. During the second quarter and a portion of the third quarter of 1997, the Company did not receive the full shipment of modems anticipated from Sharp because of technical delays in product integration. While these problems have since been resolved, there can be no assurance that the Company will not experience similar supply problems in the future at Sharp or any other manufacturer. The Company has had only limited experience manufacturing its products to date, and there can be no assurance that the Company, Sharp or any other manufacturer of the Company's products will be successful in increasing the volume of its manufacturing efforts. The Company may need to procure additional manufacturing facilities and equipment, adopt new inventory controls and procedures, substantially increase its personnel and revise its quality assurance and testing practices. There can be no assurance that any of these efforts will be successful. The Company anticipates the need to reduce the manufacturing costs of its cable modem and will continue to evaluate the use of low cost third party suppliers and manufacturers. See "Risk Factors--Need to Reduce Cost of Client Modems" and "Risk Factors--Limited Manufacturing Experience; Sole Source Manufacturing."

    Subcontractors supply both standard components and subassemblies manufactured to the Company's specifications. Standard components include the Sun Microsystems Sparc5 workstation and its Sun Operating System (OS); Intel's Ethernet cards and Pentium-based PCI processor cards; and NextLevel Systems' Upconverter. The CyberManager 2000 and CyberCommuter 2000 Secure Router are built on the Sparc5/Sun OS platform by installing the Company's proprietary network subscriber and network management software, HybridWare. The CyberMaster Downstream Router (CMD) and CyberMaster Upstream Router, Telephone Return (CMU) are built on Intel's Pentium-based PCI/ISA-based computer cards installed in standard rack-mounted backplanes from Industrial Computer Source (ICS) that are configured to the Company's specification. The Company's proprietary software, Hybrid OS, is overlaid on a standard Berkeley Systems operating system for the CMD and CMU.

    The Company is dependent upon certain key suppliers for a number of the components for its products. For example, the Company currently only has one vendor, BroadCom Corporation, for the 64 QAM demodulator semiconductors that are used in the Company's server and client modem products, and in past periods these semiconductors have been in short supply. Recently, BroadCom announced a program whereby certain of its technological and product enhancements may be made available to certain of the Company's competitors before making them available to the Company. This could have the effect of putting the Company at a competitive disadvantage with regard to time to market or cause the Company to have to redesign its products if competitors influence changes in BroadCom's products. Hitachi is the sole supplier of the processors used in certain of the Company's modems. In addition, certain other components for products that the Company has under development are currently only available from a single source. There can be no assurance that delays in key components or product deliveries will not occur in the future due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such suppliers or the possible limitation in component product capacities due to significant worldwide demand for such components. Any significant interruption or delay in the supply of components for the Company's products or significant increase in the price of components due to short supply or otherwise could have a material adverse effect on the Company's ability to manufacture its products and, therefore, could have a material adverse effect on its business, operating results and financial condition.

    Products as complex as those offered by the Company frequently contain undetected errors, defects or failures, especially when first introduced or when new versions are released. Such errors have occurred in the past in the Company's products, and there can be no assurance that, despite testing by the Company and use by current and potential customers, errors will not be found in the Company's current and future products. The occurrence of such errors, defects or failures could result in product returns and other losses to the Company or its customers. Such occurrence could also result in the loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, operating results and financial condition. The Company's products generally carry a one-year warranty for replacement of parts. Due to the relatively recent introduction of the Series 2000 products, the Company has limited experience with the problems that could arise with this generation of products. The Company's purchase agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the sale and support of the Company's products may entail the risk of such claims. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risks of Product Defects, Product Returns and Product Liability."

RESEARCH AND DEVELOPMENT


    As of September 30, 1997, the Company's research and development staff consisted of 35 full-time employees. The Company's total research and development expenses for 1994, 1995 and 1996 and the first nine months of 1997 were $1,251,000, $3,862,000, $5,076,000 and $5,170,000, respectively. The
Company will continue its efforts to increase the scalability and performance of its current broadband systems, to enhance the systems for broadband wireless system operators and to migrate toward standards compliance. The Company expects to increase scalability by developing an optional relational database that will handle subscriber bases of up to 20,000 per system and new SNMP-based network management capabilities that will allow operators to manage their network centrally. The Company is optimizing its product's radio frequency (RF) tuners for the currently targeted wireless-cable and WCS frequency bands, 2-3 GHz and LPTV (400-800 MHz), and expects to add LMDS products to its offerings.


    The Company is developing a new two-way product utilizing QPSK modulation in place of the current FSK return product. This QPSK product will utilize standards-compliant chipsets and a cost-effective channel sharing algorithm. It will support both cable and wireless return. In addition, the Company is developing a prototype system targeted for ISP customers consisting of a broadband downstream router that can be installed in existing ISP networks and will interoperate with standard ISP equipment and operational procedures. See "Risk Factors--Competing Technologies and Evolving Industry Standards."

    To address competitive and pricing pressures, the Company expects that it will have to reduce the cost of manufacturing client modems significantly through design and engineering changes. Such changes may involve redesigning the Company's products to utilize more highly integrated components and more automated manufacturing techniques. There can be no assurance that the Company will be successful in these efforts, that a redesign can be made on a timely basis and without introducing significant errors and product defects or that a redesign will result in sufficient cost reductions to allow the Company to reduce the list price of its client cable modems significantly. See "Risk Factors--Need to Reduce Cost of Client Modems."


    In addition, from time to time, the Company considers collaborative relationships with other entities to gain access to certain technologies that could enhance the Company's product offerings, broaden the market for the Company's products or accelerate time to market. In connection with such collaborative relationships, the Company may seek to jointly develop products, share its technology with other entities and license technology from such entities.


    The market for high speed Internet access products is characterized by rapidly changing and competing technologies, evolving industry standards and frequent new product introductions leading to short product life cycles. As standards evolve in the market, such as the recently announced MCNS specifications, the Company will work toward complying with such standards. There can be no assurance that the Company's engineering and product design efforts will be successful or that the Company will be successful at developing new products in the future. Any failure to release new products or to fix, upgrade or redesign old products on a timely basis could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Recently Introduced Products and Products under Development; Rapid Technological Change."

COMPETITION

    The market for high speed network connectivity products and services is intensely competitive. The principal competitive factors in this market include product performance and features (including speed of transmission and upstream transmission capabilities), reliability, price, size and stability of operations, breadth of product line, sales and distribution capability, technical support and service, relationships with cable and broadband wireless system operators and ISPs, standards compliance and general industry and economic conditions. Certain of these factors are outside of the Company's control. The existing conditions in the high speed network connectivity market could change rapidly and significantly as a result of technological changes, and the development and market acceptance of alternative technologies could decrease the demand for the Company's products or render them obsolete. Similarly, the continued emergence or evolution of industry standards or specifications may put the Company at a disadvantage in relation to its competitors.


    The Company's current and potential competitors include providers of asymmetric cable modems, other types of cable modems and other broadband access products. Most of the Company's competitors are substantially larger and have greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than the Company. In addition, many of the Company's competitors are in a better position to withstand any significant reduction in capital spending by cable or broadband wireless system operators. Certain of the Company's competitors have established relationships with cable system operators and telcos and, based on these relationships, may have more direct access to the decision-makers of such cable system operators and telcos. In addition, the Company could face potential competition from certain of its suppliers, such as Sharp, if it were to develop or license modems for sale to others. In addition, suppliers such as Cisco Systems, which manufactures routers, and Stanford Telecom, which manufactures QPSK components, could become competitors should they decide to enter the Company's markets directly. There can be no assurance that the Company will be able to compete effectively in its target markets.


    The principal competitors in the cable modem market include Bay Networks, Motorola, NextLevel Systems and 3Com and its subsidiary U.S. Robotics. Other cable modem competitors include Cisco Systems, Com21, Hayes Microcomputer Products, Phasecom, Scientific-Atlanta, Terayon, Toshiba and Zenith Electronics, as well as a number of smaller, more specialized companies. Certain competitors have entered into partnerships with computer networking companies that may give such competitors greater visibility in this market. Certain of the Company's competitors have already introduced or announced high speed connectivity products that are priced lower than the Company's, and certain other competitors are more focused on and experienced in selling and marketing two-way cable transmission products. There can be no assurance that additional competitors will not introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than the Company's products. The Company's principal competitors in the wireless modem market, Bay Networks, Harmonic Lightwaves through its proposed acquisition of New Media Communications, Motorola, NextLevel Systems and Stanford Telecommunications, are providing wireless Internet connectivity over wireless cable and LMDS frequencies.


    To be successful, the Company's Series 2000 products must achieve market acceptance and the Company must respond promptly and effectively to the challenges of new competitive products and tactics, alternate technologies, technological changes and evolving industry standards. The Company must continue to develop products with improved performance over two-way cable transmission facilities and with the ability to perform over two-way wireless transmission facilities. There can be no assurance that the Company will meet these challenges, that it will be able to compete successfully against current or future competitors, or that the competitive pressures faced by the Company will not materially and adversely affect the Company's business, operating results and financial conditions. Further, as a strategic response to changes in the competitive environment, the Company may make certain extended payment, pricing, service, marketing or other promotional decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial conditions.

    Cable and broadband wireless system operators face competition from providers of alternative high speed connectivity systems. In the wireless high speed access market, broadband wireless system operators are in competition with satellite TV providers. In telephony networks, xDSL technology enables digitally compressed video signals to be transmitted through existing telephone lines to the home. In the event that any competing architecture or technology were to limit or halt the deployment of coaxial or HFC systems, the Company's business, operating results and financial condition could be materially adversely affected.

INTELLECTUAL PROPERTY

    The Company relies on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. The Company currently has two patents issued in the United States as well as pending patent applications in the United States, Europe and Japan that relate to its network and modem technology as well as communication processes implemented in those devices. The Company's two issued U.S. patents relate to the Company's basic client cable modem device and methodology and asymmetric system architecture and methodology. The Company initially obtained the U.S. Patent No. 5,347,304 in September 1994, and filed an application for the reissuance of the patent with the U.S. Patent and Trademark Office in November 1994, which was subsequently allowed for reissuance by the U.S. Patent Office on August 19, 1997. In the future, the Company intends to seek further United States and foreign patents on its technology. There can be no assurance that any of these patents will be issued from any of the Company's pending applications or applications in preparation or that any claims allowed will be of sufficient scope or strength, or be issued in sufficient countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Moreover, any patents that have been or may be issued might be challenged. Any such challenge could result in time consuming and costly litigation and result in the Company's patents being held invalid or unenforceable. Furthermore, even if the patents are upheld or are not challenged, third parties might be able to develop other technologies or products without infringing any such patents.

    The Company has entered into confidentiality and invention assignment agreements with its employees and enters into non-disclosure agreements with certain of its suppliers, distributors and customers in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protect its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States.

    In the past, the Company has received, and in the future may receive, notices from third parties claiming that the Company's products or proprietary rights infringe the proprietary rights of third parties. The Company expects that developers of cable and wireless modems will be increasingly subject to infringement claims as the number of products and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

    The Company has and in the future may license its patents or proprietary rights for commercial or other reasons to parties who are or may become competitors of the Company. Further the Company may also elect to initiate claims or litigation against third parties for infringement of the Company's patents or proprietary rights or to establish the validity of the Company's patents or proprietary right. The Company has sent notices to certain third parties offering to license the Company's patents for products which may be infringing the Company's patent rights. The Company has not yet determined if it will assert any claims against these parties or others. There can be no assurance that such notifications will not involve potential litigation initiated by the Company or related countersuits by third parties seeking to challenge the Company's patents or asserting infringement by the Company. Such litigation could be time consuming and costly and therefore have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES


    As of September 30, 1997, the Company had 83 full-time employees of whom 35 were primarily engaged in research and development, 25 in operations, 16 in sales and marketing and 7 in administration and finance. None of the Company's employees is represented by a collective bargaining unit with respect to his or her employment with the Company, nor has the Company ever experienced an organized work stoppage.


PROPERTIES

    The Company leases approximately 14,900 square feet of office, research and development and manufacturing space in Cupertino, California. The current lease for the Cupertino facility expires in May 1998 and the Company has an option to extend the lease for three additional years. The Company also subleases approximately 10,200 square feet and 9,200 square feet in Cupertino under sublease agreements expiring in May 1998 and September 1998, respectively. The Company leases approximately 900 square feet of office space in Tinton Falls, New Jersey, and approximately 2,400 square feet of office space in San Francisco, California under leases expiring in September 1998 and March 2002, respectively. The Company believes that its existing facilities are adequate to meet its needs for the immediate future and that future growth can be accommodated by leasing additional or alternative space near its current facilities.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


    The following table sets forth certain information regarding the executive officers, directors and key personnel of the Company as of September 30, 1997:



NAME                                               AGE      POSITION
---------------------------------------------  -----------  ------------------------------------------------------------
EXECUTIVE OFFICERS
  Carl S. Ledbetter..........................          48   President, Chief Executive Officer and Chairman of the Board
                                                              of Directors
  Gustavo (Gus) Ezcurra......................          41   Vice President, Sales
  William H. Fry.............................          59   Vice President, Operations
  Dan E. Steimle.............................          49   Vice President, Finance and Administration, Chief Financial
                                                              Officer and Secretary

KEY EMPLOYEES AND OTHER DIRECTORS
  Frederick Enns.............................          46   Vice President and Chief Technology Officer
  Vishwas R. (Victor) Godbole................          51   Vice President, Engineering
  Ernest P. Quinones.........................          37   Corporate Controller
  Jane S. Zeletes............................          42   Vice President, Marketing
  James R. Flach(1)(2).......................          50   Director
  Stephen E. Halprin(2)......................          59   Director
  Gary M. Lauder.............................          35   Director
  Douglas M. Leone(1)........................          40   Director
  Howard L. Strachman........................          53   Director


------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    CARL S. LEDBETTER joined the Company in January 1996 as its President and Chief Executive Officer, and in August 1996, he became Chairman of the Board. Prior to joining the Company, he served in various positions at AT&T from April 1993 to January 1996, most recently as President of Consumer Products. From 1991 until April 1993, Mr. Ledbetter was Vice President of Sun Microsystems and General Manager of SunSelect, Sun's PC networking business. He is also a director of Software Spectrum, Inc., a software distributor. Mr. Ledbetter holds a B.S. in Mathematics from University of Redlands, an M.A. in Mathematics from Brandeis University and a Ph.D. in Mathematics from Clark University.

    GUSTAVO (GUS) EZCURRA joined the Company in September 1996 as its Vice President, Sales. From May 1994 to September 1996, Mr. Ezcurra was Vice President of Worldwide Sales of the Digital Telephone Systems Division of Harris Corporation, a broadcast equipment manufacturer. From November 1988 to May 1994, he was Vice President of Worldwide Sales of the Broadcast Division of Harris Corporation. Mr. Ezcurra holds a B.S. in Economics from the California Polytechnic State University, San Luis Obispo.

    WILLIAM H. FRY joined the Company in August 1995 as its interim Chief Operating Officer and Acting Vice President, Operations, and in May 1996 he became Vice President, Operations. From July 1994 to July 1995, Mr. Fry was a consultant with Silicon Valley Associates. From 1991 to June 1994, he served as President and CEO of Ion Systems, a manufacturer of semiconductor processing equipment. Mr. Fry holds a B.S. in Industrial Management from LaSalle College.

    DAN E. STEIMLE joined the Company in July 1997 as its Vice President, Finance and Administration, Chief Financial Officer and Secretary. From January 1994 to June 1997, he served as Vice President and Chief Financial Officer of Advanced Fibre Communications, Inc., a telecommunications equipment manufacturer and from July 1997 to September 1997 he served part time as its Vice President, Business

Development. From September 1991 to December 1993, Mr. Steimle served as Senior Vice President, Operations and Chief Financial Officer of The Santa Cruz Operation, Inc., an operating system software company. Mr. Steimle serves as a director of Mitek Systems, Inc., a software development company. Mr. Steimle holds a B.S. in Accounting from Ohio State University and an M.B.A. from the University of Cincinnati.

    FREDERICK ENNS joined the Company in September 1994 as Senior Architect and has been Vice President and Chief Technology Officer since August 1996. From November 1992 to September 1994, he served as Director of Hardware Engineering of Hughes LAN Systems, a networking equipment manufacturer. Mr. Enns received a B.S. in Physics from the University of California, San Diego, an M.S. in Physics from the University of Washington and an M.S. in Electrical Engineering from Stanford University.

    VISHWAS R. (VICTOR) GODBOLE joined the Company in May 1997 as its Vice President, Engineering. From June 1992 to April 1997, he worked for Sierra Semiconductor Corporation, a provider of networking and telecommunications components, as Director, Systems Engineering and most recently as Vice President, Strategic Planning and Systems Engineering. Mr. Godbole received a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology, Bombay, India and his M.S. in Electrical Engineering from Oklahoma State University.


    ERNEST P. QUINONES joined the Company in July 1997 as its Controller and was promoted to Corporate Controller in October 1997. From June 1989 to March 1997, Mr. Quinones served in various positions at Genus, Inc., a semiconductor equipment manufacturer, including Acting Chief Financial Officer until his departure. Mr. Quinones received a B.S. in Accounting from Santa Clara University and is a Certified Public Accountant in California.


    JANE S. ZELETES joined the Company in March 1997 as its Director, Product Management, and in September 1997 she was promoted to Vice President, Marketing. Prior to joining the Company, she served as Director of Business Management of USWest Wireless. From 1990 to January 1996, Ms. Zeletes served in various positions at AT&T, most recently as Group Manager of Cordless Telephones, a business unit of AT&T's Consumer Products Division. Ms. Zeletes holds a B.A. in English from the University of Minnesota.

    JAMES R. FLACH has been a director of the Company since May 1995, and he served as acting Chief Executive Officer of the Company from November 1995 to January 1996. Since September 1992, Mr. Flach has been a general partner of Accel Partners, a venture capital firm. Since September 1992, he has also been the President of Flach & Associates, a Management Services firm, and since March 1997, he has been the Chief Executive Officer of Redback Networks, a network products company. From May 1990 to August 1992, Mr. Flach was Vice President of Intel, serving as the General Manager of Intel's Personal Computer Enhancement Division. He holds a B.S. in Physics from Rensselaer Polytechnic Institute and an M.S. in Applied Mathematics from The Rochester Institute of Technology.

    STEPHEN E. HALPRIN has been a director of the Company since September 1992. He has been a general partner of OSCCO Management Partners, a venture capital firm since 1984 and a general partner of OSCCO Management Partners III since 1989. He currently serves as a director of Landec Corporation, a materials science company. He holds a B.S. in Industrial Management from the Massachusetts Institute of Technology and an M.B.A. from the Stanford University Graduate School of Business.

    GARY M. LAUDER has been a director of the Company since October 1994. Since 1986 he has been the General Partner of Lauder Partners, a venture capital partnership formed by Mr. Lauder that focuses on advanced technologies for the cable TV marketplace. Since May 1995, Mr. Lauder has been Vice-Chairman of ICTV, Inc., a developer of interactive cable television technology. Mr. Lauder holds a B.A. in International Relations from the University of Pennsylvania, a B.S. in Economics from the Wharton School and an M.B.A. from the Stanford University Graduate School of Business.

    DOUGLAS M. LEONE has been a director of the Company since May 1995. He has been associated with Sequoia Capital, a venture capital firm, since June 1988 and has been a general partner of that firm since April 1993. He currently serves as a director of Infinity Financial Technology, a client server software company, and International Network Services, a networking services company. Mr. Leone holds a B.S. from Cornell University, an M.S. from Columbia University and an M.S. in Management from the Massachusetts Institute of Technology.

    HOWARD L. STRACHMAN has been a director of the Company since co-founding the Company in June 1990 and served as its Chief Executive Officer from June 1990 until July 1995. In January 1996 he founded Ultracom Communications, Inc., a developer of advanced modulation products, where he serves as its Chief Executive Officer. Mr. Strachman holds a B.S. in Electrical Engineering and an M.S. in Electro-Physics from the Polytechnic University of New York.

    Each director will hold office until the next Annual Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors (the "Board"). Upon the closing of the offering, the Company's certificate of incorporation will provide for a classified Board of Directors composed of seven directors. Accordingly, the terms of the office of the Board of Directors will be divided into three classes. Class I will expire at the annual meeting of the stockholders to be held in 1998; Class II will expire at the annual meeting of the stockholders to be held in 1999; and Class III will expire at the annual meeting of the stockholders to be held in 2000. At each annual meeting of the stockholders, beginning with the 1997 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. Messrs. Halprin and Leone will be designated as Class I directors; Messrs. Flach and Strachman will be designated as Class II directors; and Messrs. Lauder and Ledbetter will be designated as Class III directors. A seventh director will be nominated as soon as practicable upon the closing of this offering. To the extent that there is an increase in the number of directors, additional directorships resulting therefrom will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

BOARD COMMITTEES

    The Audit Committee of the Board consists of Mr. Flach and Mr. Halprin. The Audit Committee reviews the Company's financial statements and accounting practices, makes recommendations to the Board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee of the Board consists of Mr. Flach and Mr. Leone. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the Compensation Committee of the Board was, at any time since the formation of the Company, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board or Compensation Committee.

DIRECTOR COMPENSATION

    Directors of the Company do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending meetings of the Board. In October 1994, Mr. Lauder and Mr. Halpin were granted options to acquire 18,519 and 7,408 shares of Common Stock, respectively, under the 1993 Plan, at an exercise price of $0.27 and $0.54 per share, respectively.

    In September 1997, the Board adopted the Directors Plan and reserved a total of 100,000 shares of the Company's Common Stock for issuance thereunder. The Company's stockholders approved the Directors Plan in October 1997. Members of the Board who are not employees of the Company, or any parent, subsidiary or affiliate of the Company, are eligible to participate in the Directors Plan. Directors who are representatives of venture capital funds or corporate investors are not eligible to participate in the Directors Plan. Each eligible director who first becomes a member of the Board on or after the public offering ("Effective Date") will initially be granted an option for 15,000 shares (an "Initial Grant") on the later of the Effective Date or the date such director first becomes a director. At each annual meeting of stockholders thereafter, each eligible director will automatically be granted an additional option to purchase 5,000 shares if such director has served continuously as a member of the Board since the date of such director's Initial Grant (or since the Effective Date if such director did not receive an Initial Grant). All options issued under the Directors Plan will vest as to 25% of the shares on each anniversary of the date of grant, provided the optionee continues as a member of the Board or as a consultant to the Company. The exercise price of all options granted under the Directors Plan will be the fair market value of the Common Stock on the date of grant.


EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the year ended December 31, 1996 by (i) the Company's chief executive officer and (ii) the three other most highly compensated executive officers other than the chief executive officer who were serving as executive officers of the Company during 1996 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                       COMPENSATION
                                                                                                           AWARD
                                                                    ANNUAL COMPENSATION                -------------
                                                      -----------------------------------------------   SECURITIES
                                                                                        OTHER ANNUAL    UNDERLYING
NAME AND PRINCIPAL POSITIONS                            YEAR       SALARY      BONUS    COMPENSATION    OPTIONS(#)
----------------------------------------------------  ---------  ----------  ---------  -------------  -------------
Carl S. Ledbetter(1) ...............................       1996  $  175,000         --    $  61,299(2)      487,919
  President and Chief Executive Officer

Eduardo Moura(3) ...................................       1996     133,516         --           --              --
  Former Vice President, Network Systems

William H. Fry .....................................       1996      70,000         --           --          89,816
  Vice President, Operations

Gustavo Ezcurra(4) .................................       1996      17,625  $  32,835(5)          --        77,876
  Vice President, Sales

------------------------------

(1) From November 21, 1995 through January 15, 1996, James R. Flach, a director of the Company, served as Acting Chief Executive Officer of the Company. In December 1995, Mr. Flach was granted options to acquire 10,702 shares of Common Stock at an exercise price of $1.08 per share for his services. Mr. Ledbetter replaced Mr. Flach as Chief Executive Officer on January 15, 1996.

(2) Represents temporary living expenses paid by the Company.

(3) Mr. Moura resigned from his position at the Company in November 1996.

(4) Mr. Ezcurra joined the Company in September 1996.

(5) Represents commissions.

    The current annual salary rates of the Company's officers are as follows:
Mr. Ledbetter--$200,000; Mr. Steimle--$150,000; Mr. Fry--$135,000; and Mr.
Ezcurra--$135,000.

    The following table sets forth further information regarding option grants pursuant to the Company's Executive Officer Plan and the 1993 Incentive Plan during 1996 to each of the Named Executive Officers. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective five year terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option term.

                             OPTION GRANTS IN 1996

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                       NUMBER OF    PERCENTAGE OF                                 ANNUAL RATES OF STOCK
                                      SECURITIES    TOTAL OPTIONS                                  PRICE APPRECIATION
                                      UNDERLYING     GRANTED TO                                    FOR OPTION TERM(2)
                                        OPTIONS     EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   ---------------------
NAME                                  GRANTED(1)        1996           PER SHARE        DATE         5%         10%
------------------------------------  -----------  ---------------  ---------------  -----------  ---------  ----------
Carl S. Ledbetter...................     353,104           45.2%       $    0.54       01/22/01   $  52,680  $  116,410
                                         134,815           17.2             0.54       07/08/01      20,113      44,445

Eduardo Moura(3)....................          --             --               --             --          --          --

William H. Fry......................       1,852            0.2             0.54       02/27/01         276         611
                                          69,445            8.9             0.54       05/29/01      10,361      22,894
                                          18,519            2.4             0.54       07/08/01       2,763       6,105

Gustavo Ezcurra.....................      77,876           10.0             1.08       08/21/01      23,237      51,348

------------------------------

(1) Options granted pursuant to the Executive Officer Plan and the 1993 Plan in 1996 generally have been incentive stock options or non-qualified stock options that were granted at fair market value and vest over a four-year period so long as the individual is employed by the Company. Options granted to executive officers generally expire five years from the date of grant.

(2) The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(3) Mr. Moura resigned from the Company in November 1996.

    The following table sets forth the number of shares acquired upon the exercise of stock options during 1996 and the number of shares covered by both exercisable and unexercisable stock options held by each of the Named Executive Officers as of December 31, 1996. Also reported are values of "in-the-money" options, which represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of December 31, 1996 ($1.08) as determined by the Board.

            AGGREGATED OPTION EXERCISES IN 1996 AND YEAR-END VALUES

                                                                   NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                  UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                                   OPTIONS AT YEAR-END             AT YEAR-END
                                  SHARES ACQUIRED     VALUE     --------------------------  --------------------------
NAME                              ON EXERCISE(#)    REALIZED    EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------  ---------------  -----------  -----------  -------------  -----------  -------------
Carl S. Ledbetter...............            --             --       97,772        390,147    $  52,797    $   210,679
Eduardo Moura...................            --             --           --             --           --             --
William H. Fry..................         4,630      $   2,500       18,230         69,734        9,844         37,656
Gustavo Ezcurra.................            --             --           --         77,876           --             --

EMPLOYMENT AGREEMENT

    In January 1996, the Company entered into a two year employment agreement with Mr. Ledbetter in which he agreed to serve as the Company's Chief Executive Officer during that period. The agreement provides for Mr. Ledbetter to receive a base salary of $175,000 per year and to be eligible for up to $75,000 in bonuses during the first year, based on achieving certain milestones, as well as regular employee benefits, relocation costs of up to $97,500 and five year options to purchase up to 353,104 shares of the Company's Common Stock at $0.54 per share, vesting as to 12.5% six months after commencement of employment and 2.0833% per month for 42 months thereafter. The stock option grant provides for accelerated vesting in the event of a "Change of Control Transaction" (as defined in the Executive Officer Plan). The Company is prohibited from terminating Mr. Ledbetter's employment except for "Cause" (as defined in the employment agreement).

INCENTIVE BASED COMPENSATION PROGRAM


    In July 1997, the Company adopted a bonus plan for the Company's officers and certain managers with respect to the three quarters ending December 31, 1997. Under the bonus plan, the Compensation Committee has assigned a target bonus for each participant, expressed as a percentage of the participant's annual salary (10% to 40% for the 12-month period). The extent to which participants receive their target bonuses for any quarter depends upon the Company's net sales and operating income for the quarter as well as the Company's results in a third category which varies from participant to participant. Actual bonuses may be greater or less than the target amount, depending on whether the Company's financial results exceed or fall short of specified goals. Bonus awards under the bonus plan are to be paid 50% in cash and 50% in stock for the two quarters ended June 30, 1997 and September 30, 1997 and entirely in cash for the quarter ended December 31, 1997. For the quarter ended September 30, 1997, the Company made no cash payments and issued no shares pursuant to the bonus plan.


EMPLOYEE BENEFIT PLANS

    In October 1992, the Board adopted the 1992 Stock Issuance Plan (the "1992 Plan"). The 1992 Plan provided for the issuance of restricted stock awards. Under the 1992 Plan, up to 555,556 shares of Common Stock were reserved for issuance. The Company is no longer issuing restricted stock awards under the 1992 Plan. In October 1993, the Board adopted the 1993 Plan, which was amended in April 1995, December 1995 and July 1996. The 1993 Plan provides for the issuance of stock bonus awards and restricted stock awards as well as the grant of both incentive stock options ("ISOs") that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options ("NQSOs"). Under the 1993 Plan, up to 1,186,035 shares of Common Stock were reserved for issuance. In December 1996, the Board adopted the 1996 Plan, which was amended in May 1997. The 1996 Plan provides for the grant of both ISOs and NQSOs. Under the 1996 Plan, up to 407,408 shares of Common Stock were reserved for issuance. As of June 30, 1997, options to purchase 1,010,156 shares of Common Stock were outstanding under the 1993 Plan and options to purchase 151,845 shares of Common Stock were outstanding under the 1996 Plan. In December 1995, the Board adopted the Executive Officer Plan, which was amended in July 1996. The Executive Officer Plan provides for the grant of both ISOs and NQSOs. Under the Executive Officer Plan, 500,000 shares of Common Stock were reserved for issuance, and in July and September 1997, this amount was increased to 770,000. To date, Mr. Ledbetter and Mr. Steimle have been granted options under the Executive Officer Plan to purchase 657,919 and 111,112 shares of Common Stock, respectively. Following the Effective Date, no additional options will be granted under the 1992 Plan, the 1993 Plan, the 1996 Plan or the Executive Officer Plan.

    The Executive Officer Plan provides that, if the Company enters into a Change of Control Transaction (as defined in the Executive Officer Plan) and a participant's responsibilities and position with the Company are materially diminished, such participant's option shall become exercisable on the date on which such transaction is consummated and shall continue to be exercisable for a period of one year commencing on the date on which such transaction is consummated.


    1997 EQUITY INCENTIVE PLAN. In September 1997, the Board adopted the 1997 Incentive Plan. The Company's stockholders approved the 1997 Incentive Plan in October 1997. The 1997 Incentive Plan will become effective upon the Effective Date and will serve as the successor to the 1992 Plan, 1993 Plan, the Executive Officer Plan and the 1996 Plan (the "Prior Plans"). Options granted under the Prior Plans before their termination will remain outstanding in accordance with their terms, but no further options will be granted under the Prior Plans after the Effective Date. The Company has reserved 1,750,000 shares of Common Stock for issuance under the 1997 Incentive Plan. Shares that (i) are issuable upon exercise of an option granted pursuant to the 1997 Incentive Plan but cease to be subject to such option for any reason other than exercise of such option, (ii) are subject to an award granted under the 1997 Incentive Plan but are forfeited or are repurchased by the Company at the original issue price or (iii) are subject to an award granted pursuant to the 1997 Incentive Plan that otherwise terminates without shares being issued, will again be available for grant and issuance in connection with future awards under the 1997 Incentive Plan. Any shares remaining unissued under the Prior Plans on the Effective Date and any shares issuable upon exercise of options granted pursuant to the Prior Plans, that expire or become unexercisable for any reason without having been exercised in full, will no longer be available for distribution under the Prior Plans but will be available for grant and issuance under the 1997 Incentive Plan. In addition, any shares issued under the Prior Plans that are repurchased or forfeited will be available for grant or issuance under the 1997 Incentive Plan. The number of shares reserved for issuance under the 1997 Incentive Plan will be automatically increased each year by an amount equal to 5% of the outstanding shares of the Company as of the first day of the year, unless the Board determines that such increases will not occur for a particular year.



    The 1997 Incentive Plan provides for the grant of stock options and stock bonuses and the issuance of restricted stock by the Company to its employees, officers, directors, consultants, independent contractors and advisers. No person will be eligible to receive more than 700,000 shares in any calendar year pursuant to grants under the 1997 Incentive Plan, other than new employees of the Company who will be eligible to receive up to a maximum of 1,000,000 shares in the calendar year in which they commence employment with the Company. The 1997 Incentive Plan will be administered by the Compensation Committee of the Board. The 1997 Incentive Plan permits the Compensation Committee to grant options that are either incentive stock options (as defined in Section 422 of the Code) or nonqualified stock options, on terms (including the exercise price, which may not be less than 85% of the fair market value of the Company's Common Stock, and the vesting schedule) determined by the Compensation Committee, subject to certain statutory and other limitations in the 1997 Incentive Plan. In addition to, or in tandem with, other awards under the 1997 Incentive Plan, the Compensation Committee may grant participants restricted stock awards to purchase the Company's Common Stock. The terms of such restricted stock awards may be determined by the Compensation Committee. The Compensation Committee may also grant stock bonus awards of the Company's Common Stock either in addition to, or in tandem with, other awards under the 1997 Incentive Plan, under such terms, conditions and restrictions as the Compensation Committee may determine. Such stock bonuses may be awarded for the satisfaction of performance goals established in advance. The Compensation Committee may only grant restricted stock awards and stock bonus awards for an aggregate of 300,000 shares over the term of the 1997 Incentive Plan. Over the term of the 1997 Incentive Plan, no more than 2,750,000 shares may be issued upon the exercise of incentive stock options. The 1997 Incentive Plan will terminate ten years from the Effective Date, unless terminated earlier in accordance with the provisions of the 1997 Incentive Plan.



    1997 EMPLOYEE STOCK PURCHASE PLAN. In September 1997, the Board adopted the Purchase Plan and reserved a total of 225,000 shares of the Company's Common Stock for issuance thereunder. The Company's stockholders approved the Purchase Plan in October 1997. The Purchase Plan will become effective on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. The Purchase Plan permits eligible employees to acquire shares of the Company's Common Stock through payroll deductions. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Except for the initial offering, each offering under the Purchase Plan will be for a period of 24 months (the "Offering Period") commencing on February 1 and August 1 of each year and ending on January 31 and July 31 of each year. The first Offering Period will begin on the date on which price quotations for the Company's Common Stock are first available on the Nasdaq National Market and will end on July 31, 1999, unless otherwise determined by the

Board. Except for the first Offering Period, each Offering Period will consist of four purchase periods, each six months in length ("Purchase Period"). The Compensation Committee has the power to change the duration of Offering Periods or Purchase Periods without stockholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period or Purchasing Period to be affected. Eligible employees may select a rate of payroll deduction between 2% and 15% of their compensation, subject to certain limits set forth in the Purchase Plan. The purchase price for the Company's Common Stock purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or on the last day of the respective Purchase Period.


    401(K) PLAN. The Company has adopted the Hybrid Networks, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") for eligible employees ("Participants"). Participants may contribute up to 15% of their current compensation, up to a statutorily prescribed annual limit, to the 401(k) Plan. Each Participant is fully vested in his or her deferred salary contributions. Participant contributions are held in trust and invested by the 401(k) Plan's trustees. Individual Participants may direct the trustee to invest their accounts in authorized investment alternatives. Pursuant to a Company resolution, the Company may make discretionary contributions to the 401(k) Plan to be allocated among Participants who meet certain service requirements. Discretionary contributions are subject to a five-year vesting schedule. The Company may also make qualified nonelective contributions on behalf of non-highly compensated employees. Each Participant is fully vested in his or her qualified non-elective contributions. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on such contributions, are not taxable to Participants until withdrawn or distributed from the 401(k) Plan.

                              CERTAIN TRANSACTIONS

    Since January 1, 1994, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common Stock of the Company had or will have a direct or indirect interest other than (i) compensation arrangements, which are described where required under "Management" and (ii) the transactions described below.

    In November 1993, the Company entered into an exclusive, royalty-bearing license agreement with Intel Corporation, a 5% stockholder of the Company, with respect to the Company's client technology and entered into a loan and warrant agreement (the "Loan Agreement") with Middlefield Ventures, Inc. ("Middlefield"), an affiliate of Intel, pursuant to which Middlefield loaned $2,000,000 to the Company and the Company issued certain warrants to purchase shares of the Company's capital stock. Middlefield assigned its rights under the Loan Agreement and accompanying note and warrants to Intel. In December 1995,
(i) the Company and Intel entered into an Amended and Restated Technology License Agreement (the "Amended License Agreement") pursuant to which, among other things, Intel's exclusive license was converted into a nonexclusive royalty-bearing license and the parties granted certain royalty-free, nonexclusive cross licenses; (ii) in consideration for Intel's transfer of certain technology to the Company pursuant to the Amended License Agreement, the Company issued 262,222 shares of Common Stock to Intel; (iii) Intel converted $1.5 million of prepaid royalties it had paid to the Company into shares of the Company's Series F Preferred Stock convertible into 365,518 shares of Common Stock and one-year warrants to purchase shares of the Company's Series B Preferred Stock convertible into an aggregate of 169,260 shares of Common Stock at an exercise price of $4.73 per share; and (iv) Intel, pursuant to the warrants that the Company had granted under the Loan Agreement, exercised those warrants and purchased from the Company, in consideration for the cancellation of the Company's indebtedness to Middlefield in the amount of $2.0 million plus accrued interest, shares of the Company's Series E Preferred Stock convertible into 487,358 shares of Common Stock. In December 1996, Intel exercised its warrants on a net basis for the Series B Preferred Stock for shares of Series B Preferred Stock convertible into 91,922 shares of Common Stock.


    In 1994, 1995, 1996 and the first nine months of 1997, Intel purchased products from the Company for approximately $397,800, $325,300, $613,200 and $0, respectively. While Intel no longer purchases products from the Company, it remains a stockholder of the Company and maintains certain licensing and manufacturing rights to certain Hybrid products.


    In October 1994, the Company sold shares of Series B Preferred Stock convertible into 164,022 shares of Common Stock, at an aggregate purchase price of $775,000, to Gary M. Lauder, a director of the Company. In November 1994, pursuant to the exercise of rights of first refusal, the Company sold shares of Series B Preferred Stock convertible into 26,825 shares of Common Stock at an aggregate purchase price of $126,746 to OSCCO III, L.P. ("OSCCO"), a 5% stockholder of the Company (of which Stephen E. Halprin, a director of the Company, is a partner).

    In May 1995, the Company sold shares of Series D Preferred Stock convertible into a total of 1,058,202 shares of Common Stock at an aggregate purchase price of $5,000,002 and issued warrants for shares of Series D Preferred Stock convertible into 529,101 shares of Common Stock and shares of Series B Preferred Stock convertible into 76,245 shares of Common Stock at an exercise price of $4.73 per share. This included sales to (i) partnerships associated with Sequoia Capital (the "Sequoia Partnerships"), a 5% stockholder of the Company (of which Douglas M. Leone, a director of the Company, is a partner), of shares convertible into 406,351 shares of Common Stock and one-year warrants to purchase shares of Series D Preferred Stock convertible into 203,176 shares of Common Stock, (ii) partnerships associated with Accel Partners (the "Accel Partnerships"), a 5% stockholder of the Company (of which James R. Flach, a director of the Company, is a partner), of shares convertible into 423,284 shares of Common Stock and one-year warrants to purchase shares of Series D Preferred Stock convertible into 211,643 shares of

Common Stock and (iii) AT&T Venture Co., L.P., later renamed Venture Fund I, L.P. ("Venture Fund"), a 5% stockholder of the Company, of shares convertible into 211,640 shares of Common Stock and one-year warrants to purchase shares of Series D Preferred Stock convertible into 105,820 shares of Common Stock. Pursuant to the exercise of rights of first refusal, Mr. Lauder received one-year warrants to purchase shares of Series B Preferred Stock convertible into 63,493 shares of Common Stock and OSCCO received one-year warrants to purchase shares of Series B Preferred Stock convertible into 6,005 shares of Common Stock in May 1995. In June 1995, pursuant to the exercise of rights of first refusal, certain entities purchased additional shares of Series D Preferred Stock convertible into 126,985 shares of Common Stock (for an aggregate purchase price of $600,002) and received one-year warrants to purchase shares of Series D Preferred Stock convertible into 63,493 shares of Common Stock at an exercise price of $4.73 per share. As part of this transaction, OSCCO purchased shares of Series D Preferred Stock convertible into 82,758 shares of Common Stock and a one-year warrant to purchase shares of Series D Preferred convertible into 41,379 shares of Common Stock.

    In June 1996, the Company obtained a $3.2 million Bridge Loan from Sequoia Partnerships ($1.0 million), the Accel Partnerships ($1.0 million), Venture Fund ($500,000), Gary Lauder ($300,000), OSCCO ($223,886) and two other investors and issued to such lenders convertible promissory notes due in December 1996 (the "Bridge Notes"). The Bridge Notes were secured by security interests in substantially all the Company's assets. In connection with obtaining the bridge loan, the Company also (i) extended from June 1996 to June 2001 the expiration dates of the outstanding warrants held by the Sequoia Partnerships, the Accel Partnerships, Venture Fund, OSCCO and others to purchase shares of Series D Preferred Stock and the outstanding warrants held by Gary Lauder, OSCCO Ventures and another investor to purchase shares of Series B Preferred Stock and (ii) issued to the holders of the Bridge Notes additional five-year warrants to purchase shares of Series D Preferred Stock convertible into an aggregate of 167,038 shares of Common Stock at an exercise price of $4.73 per share, including warrants for shares convertible into 50,742, 52,857, 26,428, 15,857 and 11,834 shares of Common Stock to the Sequoia Partnerships, the Accel Partnerships, Venture Fund, Gary Lauder and OSCCO, respectively. In addition, in consideration for the agreement of certain of the investors in the bridge loan to reduce the preferences of the Series D Preferred Stock, two founders of the Company, Howard L. Strachman and Eduardo J. Moura, sold an aggregate of 210,573 shares of Common Stock, including 199,702 shares to the following entities in the following amounts at a purchase price of $0.54 per share: the Sequoia Partnerships, 72,195 shares; the Accel Partnerships, 75,202 shares; Venture Fund, 37,602 shares; and OSCCO, 14,703 shares.

    In July 1996, the Company sold shares of Series G Preferred Stock convertible into 974,952 shares of Common Stock at an aggregate purchase price of $10,081,969. Upon the consummation of the Series G Preferred Stock financing, the Bridge Notes were converted into shares of Series G Preferred. The Bridge Notes held by the Sequoia Partnerships, the Accel Partnerships, Venture Fund, Gary Lauder and OSCCO were converted into shares of Series G Preferred Stock convertible into 92,836, 96,705, 48,352, 29,011 and 21,651 shares of Common
Stock, respectively.


    In April 1997, London Pacific Life & Annuity Company ("London Pacific"), a 5% stockholder of the Company, and the Company entered into a senior secured convertible debenture agreement pursuant to which London Pacific loaned $5.5 million to the Company in exchange for a senior secured convertible debenture due 2002. In connection with the issuance of the $5.5 Million Debenture, the Company paid a fee of $500,000 to London Pacific International Limited, a subsidiary of London Pacific. The loan accrues interest at a rate of 12% per annum, payable quarterly, and its term ends in April 2002, at which time the full principal amount is due. The loan is secured by substantially all of the Company's assets, and the Company is subject to certain restrictive covenants while the $5.5 Million Debenture is outstanding. In August 1997, the $5.5 Million Debenture was transferred to BG Services Limited, an affiliate of London Pacific. The $5.5 Million Debenture is convertible into 513,423 shares of Common Stock, assuming a conversion price of $10.71 per share, at the option of BG Services Limited at any time and will automatically convert into that number of shares if (i) the gross proceeds to the Company from this offering are at least $15.0 million, (ii) the public offering price per share is at least $166.5 million divided by the number of fully diluted shares of capital stock of the Company (as determined pursuant to the terms of the $5.5 Million Debenture) prior to this offering (the "Minimum Price") and (iii) the closing price of the Common Stock after this offering is equal to or greater than the Minimum Price for any 90 consecutive calendar day period after this offering.


    In 1994, 1995, 1996 and the first nine months of 1997, the Company paid $40,000, $40,000, $26,879 and $0, respectively, to Howard Strachman, a founder of the Company, and $40,000, $40,000, $15,621 and $0, respectively, to Eduardo
J. Moura, a founder of the Company, in compensation for services rendered by them during 1992 and 1993.



    In September 1997, Dan Steimle, the Company's Vice President, Finance and Administration and Chief Financial Officer and Sequoia Partnerships loaned the Company $500,000 and $300,000, respectively, under a demand note exchangeable for Subordinated Notes. In September 1997, the Company entered into an agreement to issue the Subordinated Notes at a face value of $6,882,201 and related warrants to acquire 252,381 shares of Common Stock at a price of $10.91 per share. The following affiliates of the Company participated in the Subordinated Notes and related warrant transaction:


                                                                            NUMBER OF SHARES
                                                             SUBORDINATED    OF COMMON STOCK
NAME                                                            NOTES      SUBJECT TO WARRANTS
-----------------------------------------------------------  ------------  -------------------
Sequoia Partnerships.......................................   $  300,000           11,001
Accel Partnerships.........................................      250,000            9,167
OSCCO......................................................      200,000            7,334
Gary Lauder................................................      100,000            3,667
Dan Steimle................................................      500,000           18,335(1)

------------------------------


(1) One-half of the warrants were issued to Mr. Steimle's wife.



    During the nine months ended September 30, 1997, Network Systems Technologies, Inc., of which Eduardo Moura is President, Chief Executive Officer and a major stockholder, was a greater than 10% customer of the Company. During that period, Network Systems Technologies, Inc. accounted for net sales of the Company of $578,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS



    The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 30, 1997 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers (as defined in "Management-- Executive Compensation") and (iv) all executive officers and directors as a group.



                                                                                           PERCENTAGE OF SHARES
                                                              NUMBER OF SHARES              BENEFICIALLY OWNED
                                                                BENEFICIALLY      --------------------------------------
NAME OF BENEFICIAL OWNER                                          OWNED(1)         BEFORE OFFERING    AFTER OFFERING(2)
----------------------------------------------------------  --------------------  -----------------  -------------------
Intel Corporation(3)......................................         1,207,020               16.6%               12.1%
Strachman Family Revocable Trust(4).......................           916,710               12.6                 9.2
James R. Flach
  Accel Partners(5).......................................           879,562               11.6                 8.6
Douglas M. Leone
  Sequoia Capital(6)......................................           870,691               11.5                 8.5
Eduardo J. Moura(7).......................................           687,532                9.5                 6.9
BG Services Limited(8)....................................           513,423                6.6                 4.9
OSCCO III, L.P.(9)........................................           491,159                6.7                 4.9
Venture Fund I, L.P.(10)..................................           439,274                5.9                 4.3
Gary M. Lauder(11)........................................           294,569                4.0                 2.9
Carl S. Ledbetter(12).....................................           210,681                2.8                 2.1
William H. Fry(13)........................................            43,431                  *                   *
Gustavo Ezcurra(14).......................................            26,007                  *                   *
Stephen E. Halprin(15)....................................             5,708                  *                   *
All executive officers and directors as a group (9
 persons)(16).............................................         3,302,732               40.0%               30.1%


------------------------------
 *  Represents less than 1% of the Company's outstanding Common Stock.


 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 1997 and the $5.5 Million Debenture, which is convertible immediately at the option of the holder, are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or the $5.5 Million Debenture for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.



 (2) Assumes that the Underwriters' over-allotment option to purchase up to 405,000 shares from the Company is not exercised. If the Underwriters' over-allotment option is exercised in full, the total number of shares to be sold by each Selling Stockholder, the number of shares beneficially owned before and after the offering by each Selling Stockholder, and the percentage of shares beneficially owned before and after the offering by each Selling Stockholder, would be as follows:



                                             SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING                            AFTER OFFERING
                                            ----------------------------               ----------------------------
                                             NUMBER OF                      SHARES      NUMBER OF
NAME OF BENEFICIAL OWNER                      SHARES       PERCENTAGE       OFFERED      SHARES       PERCENTAGE
------------------------------------------  -----------  ---------------  -----------  -----------  ---------------
NextLevel Systems, Inc....................     282,109            3.9%       195,803       86,306            1.2%
MOD Fund..................................     279,760            3.8         69,940      209,820            2.9
Kistler Associates........................      29,630              *         20,565        9,065              *
Susan Harman Niethold.....................      28,573              *         19,512        9,061              *
Catherine P. Lego.........................      78,922            1.1         16,218       62,704              *
Aubrey K. McClendon.......................      19,341              *         13,424        5,917              *
Howard E. Rachofsky.......................      19,341              *         13,424        5,917              *
Milton M. Shiffman........................      19,341              *         13,424        5,917              *
TLW Investments, Inc......................      19,341              *         13,424        5,917              *
ABS Employees' Venture Fund L.P...........      40,717              *         11,389       29,328              *
HBA Partnership...........................      24,075              *          7,223       16,852              *

                                             SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING                            AFTER OFFERING
                                            ----------------------------               ----------------------------
                                             NUMBER OF                      SHARES      NUMBER OF
NAME OF BENEFICIAL OWNER                      SHARES       PERCENTAGE       OFFERED      SHARES       PERCENTAGE
------------------------------------------  -----------  ---------------  -----------  -----------  ---------------
Kim S. Peyser.............................      24,260              *          3,704       20,556              *
Needham Capital Group Inc.................       4,836              *          3,356        1,480              *
Cardiovascular Medical Group of Southern
  California..............................       4,836              *          1,852        2,984              *
Edward D. Baker...........................       9,704              *          1,742        7,962              *
                                                                          -----------
                                                                             405,000


 (3) Includes 487,357 shares held by Middlefield Ventures, Inc., an affiliate of Intel. Intel's address is 2200 Mission College Boulevard, Santa Clara, CA 95052.

 (4) Mr. Strachman, a trustee of the Strachman Family Revocable Trust, was a co-founder of the Company and served as its President and Chief Executive Officer from June 1990 until his resignation in July 1995. He is currently a director of the Company. Mr. Strachman's address is c/o Ultracom Communications, Inc., 21580 Stevens Creek Blvd., Cupertino, CA 95014.


 (5) Represents ownership by the following entities associated with Accel
    Partners: 545,193 shares and 250,677 shares subject to warrants held by Accel IV, L.P., 25,594 shares and 11,769 shares subject to warrants held by Accel Investors '95 L.P., 13,095 shares and 6,022 shares subject to warrants held by Ellmore C. Patterson Partners, 11,309 shares and 5,202 shares subject to warrants held by Accel Keiretsu L.P. Also includes 10,701 shares subject to options exercisable within 60 days of September 30, 1997 held by Mr. Flach granted in connection with services performed by Mr. Flach for the Company. Mr. Flach, a director of the Company, is a venture partner of Accel Partners and holds no voting or dispositive power with respect to any of these shares. The address of Mr. Flach and the Accel partnerships is
                                        .



 (6) Represents 541,621 shares and 250,703 shares subject to warrants held by Sequoia Capital VI, 29,761 shares and 13,776 shares subject to warrants held by Sequoia Technology Partners VI, ("STP VI"), 16,932 shares and 440 shares subject to warrants held by Sequoia XXIV and 6,877 shares and 10,581 shares subject to warrants held by Sequoia 1995. Mr. Leone, a director of the Company, is a general partner of STP VI and of the general partner of Sequoia Capital VI. The address of Mr. Leone and the Sequoia funds is 3000 Sand Hill Road, Menlo Park, CA 94025.


 (7) Mr. Moura was a co-founder of the Company and served as its Vice President, Network Systems from June 1990 until his resignation in November 1996 and as a director until his resignation in January 1996. Mr. Moura's address is 3509 Mt. Davidson Court, San Jose, CA 95124.

 (8) Represents shares issuable upon the conversion, at the option of the holder at any time, of $5.5 million in principal amount of the $5.5 Million Debenture. See "Certain Transactions." The address of BG Services Limited is c/o Minden House, 6 Minden Place, St. Helier, Jersey, Channel Islands.


 (9) Includes 66,553 shares subject to warrants. The address of OSCCO III, L.P. is 3000 Sand Hill Road, 1-290, Menlo Park, CA 94025.



(10) Includes 141,680 shares subject to warrants. The address of Venture Fund I, L.P., is 3000 Sand Hill Road, Menlo Park, CA 94025.



(11) Includes 83,018 shares subject to warrants and 18,518 shares subject to options exercisable within 60 days of September 30, 1997. Mr. Lauder is a director of the Company.



(12) Includes 209,584 shares subject to options exercisable within 60 days of September 30, 1997. Mr. Ledbetter is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.



(13) Includes 38,386 shares subject to options exercisable within 60 days of September 30, 1997. Mr. Fry is Vice President, Operations of the Company.



(14) Includes 25,799 shares subject to options exercisable within 60 days of September 30, 1997. Mr. Ezcurra is Vice President, Sales of the Company.



(15) Includes 462 shares subject to options exercisable within 60 days of September 30, 1997. Mr. Halprin is a director of the Company.



(16) Includes 650,524 shares subject to warrants and 340,487 shares subject to options exercisable within 60 days of September 30, 1997 held by executive officers and directors of the Company.

                          DESCRIPTION OF CAPITAL STOCK


    Immediately following the closing of this offering, the authorized capital stock of the Company will consist of 100,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. As of September 30, 1997, and assuming the conversion of all outstanding Preferred Stock into Common Stock immediately prior to the closing of this offering, there were outstanding 7,273,311 shares of Common Stock held of record by 161 stockholders, warrants to purchase 1,160,558 shares of Common Stock, options to purchase 1,974,242 shares of Common Stock and a $5.5 Million Debenture convertible into 513,423 shares of Common Stock.


COMMON STOCK

    Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of Preferred Stock (the "Convertible Preferred") will be converted into shares of Common Stock. See
Note 9 of Notes to Financial Statements for a description of the Convertible Preferred. The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The issuance of Preferred Stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

WARRANTS


    As of September 30, 1997, the Company had outstanding exercisable warrants to purchase 844,353 shares of Common Stock at $4.73 per share. Warrants to purchase 835,887 and 8,466 of such shares expire in June 2001 and August 2005, respectively. The Company also had outstanding warrants to purchase 63,824 shares at $10.34 per share. Warrants to purchase 58,022 and 5,802 of such shares expire in July 2001 and August 2006, respectively. In addition, warrants to purchase 252,381 shares of Common Stock (assuming that the Subordinated Notes and all accrued interest thereon are repayed in full with the proceeds of this offering) at $10.91 per share expire in September 2002 and a warrant to purchase 2,659 shares of Common Stock at $10.91 per share expires in October 2002.


CONVERTIBLE $5.5 MILLION DEBENTURE

    The Company has outstanding a senior secured convertible debenture due 2002 in the principal amount of $5.5 million to London Pacific. The loan accrues interest at a rate of 12% per annum, payable quarterly and its term ends in April 2002, at which time the full principal amount is due. In August 1997, the $5.5 Million Debenture was transferred to BG Services Limited. The $5.5 Million Debenture is convertible into 513,423 shares of Common Stock, assuming a conversion price of approximately $10.71 per share, at the option of the holder at any time and will automatically convert into that number of shares if (i) the gross proceeds to the Company from this offering are at least $15.0 million, (ii) the public offering price per share is at least equal to the Minimum Price and (iii) the closing price of the Common Stock after this offering is equal to or greater than the Minimum Price for any 90 consecutive calendar day period after this offering or, alternatively, upon the acquisition of the Company for at least $166.5 million in cash or fair market value of freely tradeable securities from the acquiring company. The $5.5 Million Debenture is collateralized by substantially all of the Company's assets, and as long as the $5.5 Million Debenture is outstanding the Company is subject to certain restrictive covenants, including limitations on the amount of capital expenditures it may incur in any 12 month period, and may not declare dividends, retire any subordinated debt other than in accordance with its terms, or distribute its assets to any stockholder. See Note 6 to Notes to Financial Statements.


SUBORDINATED NOTES


    In September 1997, the Company entered into an agreement to issue subordinated notes in the principal amount of approximately $6.9 million. The Subordinated Notes bear interest which must be paid quarterly at the rate of 10% per annum until the earlier of March 30, 1998 or the date on which the principal amount is paid in full, and if such principal amount is not repaid as of March 30, 1998, the Subordinated Notes will bear interest at the rate of 18% per annum beginning after such date. The Subordinated Notes shall become due and payable upon the closing of this offering. The Subordinated Notes contain certain restrictive covenants that limit the amount of capital expenditures the Company may incur in any 12 month period and the borrowing of additional funds and prohibit the Company from, among other things, declaring dividends and distributing assets so long as the Subordinated Notes are oustanding. See Note 5 to Notes to Financial Statements.


ANTI-TAKEOVER PROVISIONS

    DELAWARE LAW

    Section 203 ("Section 203") of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers of Delaware corporations. Subject to certain exceptions set forth therein, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in
Section 203, an interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption. The Company's certificate of incorporation and the bylaws do not exclude the Company from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of the Company, which could depress the market price of the Common Stock and which could deprive the stockholders of opportunities to realize a premium on shares of the Common Stock held by them.

    CHARTER AND BYLAW PROVISIONS

    The Company's certificate of incorporation and bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The certificate of incorporation and the bylaws provide for a classified Board of Directors and permit the Board to create new directorships and to elect new directors to serve for the full term of the class of director in which the new directorship was created. The terms of the directors are staggered to provide for the election of approximately one-third of the Board members each year, with each director serving a three-year term. The Board (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the Board occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Stockholders may remove a director or the entire Board, and such removal requires the affirmative vote of a majority of the outstanding voting stock. The Company's certificate of incorporation provides that stockholders may not take action by written consent but only at a stockholders' meeting, and that special meetings of the stockholders of the Company may only be called by the Chairman of the Board or a majority of the Board.

REGISTRATION RIGHTS


    Beginning six months after the date of this offering, the holders of 6,257,827 shares of Common Stock, the holders of warrants to purchase 1,148,949 shares of Common Stock and the holders of the $5.5 Million Debenture convertible into 513,423 shares of Common Stock (collectively, the "Registrable Securities") will have certain rights with respect to the registration of those shares under the Securities Act, assuming no exercise of the Underwriters' over-allotment option. If the Company proposes to register any of its shares of Common Stock under the Securities Act other than in connection with a Company employee benefit plan or certain corporate acquisitions, mergers or reorganizations, the holders of the Registrable Securities may require the Company to include all or a portion of their shares in such registration, subject to certain rights of the managing underwriter to limit the number of shares in any such offering.



    Further, holders of Registrable Securities holding at least 30% of the outstanding shares of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. The Company may be required to effect up to one such registration per year. In addition holders of a majority of the warrants issued in connection with the Subordinated Notes and the Credit Facility and shares of Common Stock exercisable thereunder may require the Company to register one time all or any portion of the shares issuable upon exercise of such warrants on Form S-3 commencing one year after the offering and, subject to certain limitations, to keep the Registration effective for no less than 180 days.


    All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company. The registration rights expire six years after the closing of this offering. In addition, no holder of Registrable Securities shall be entitled to registration rights if and so long as such holder can sell the Registrable Securities in compliance with Rule 144 of the Securities Act.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Common Stock is Boston EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Common Stock of the Company and there can be no assurance that a significant public market for the Common Stock, will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options and warrants and upon conversion of the $5.5 Million Debenture) in the public market after this offering could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through the sale of its equity or debt securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


    Upon completion of this offering, the Company will have outstanding 9,973,311 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option, no exercise of outstanding options or warrants and no conversion of the $5.5 Million Debenture. Of these shares, the 2,700,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 7,273,311 shares held by existing stockholders (the "Restricted Shares") are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be saleable until 181 days after the date of this Prospectus. Beginning 181 days after the date of this Prospectus, the 7,273,311 Restricted Shares will be eligible for sale in the public market, although all but 3,067,038 shares will be subject to certain volume limitations. Holders of warrants for 1,148,949 shares of Common Stock of the Company and the holder of the $5.5 Million Debenture which may be converted at the option of the holder at any time into 513,423 shares of Common Stock, have certain registration rights, but are also subject to the 180-day lock-up agreement.



    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 100,000 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of the representatives of the Underwriters.


    Immediately after this offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the Company's Executive Officer Plan, 1993 Plan and 1996 Plan and reserved for issuance under the 1997 Incentive Plan, the Directors Plan and the Purchase Plan. Based on the number of shares subject to outstanding options at September 30, 1997 and currently reserved for issuance under all such plans, such registration statement would cover approximately 4,020,455 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market immediately after the 180-day lock-up agreements expire. Also beginning six months after the date of this offering, certain holders of shares of Common Stock and warrants to acquire Common Stock and the holder of the $5.5 Million Debenture will be entitled to certain rights with respect to registration of such shares of Common Stock for offer and sale to the public. See "Description of Capital Stock-- Registration Rights."

                                  UNDERWRITING


    The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities, Inc. and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares, if any are purchased.



                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
NationsBanc Montgomery Securities, Inc...........................................
UBS Securities LLC...............................................................

                                                                                   ----------
    Total........................................................................   2,700,000
                                                                                   ----------
                                                                                   ----------


    The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to
selected dealers a concession of not more than $    per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After this offering, the price and concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.


    The Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 405,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,700,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.



    The Underwriting Agreement provides that the Company and, to the extent the Underwriters' over-allotment option is exercised, the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.



    All of the Company's stockholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities, Inc., directly or indirectly sell, offer to sell or otherwise dispose of any such shares of Common Stock or any right to acquire such shares. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities, Inc., issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for the Common Stock or other equity security, other than the grant of options to purchase Common Stock or the issuance of shares of Common Stock under the Company's stock option and stock purchase plans and the issuance of shares of Common Stock pursuant to the exercise of outstanding options and warrants.

    Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

    Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock offered hereby. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may stabilize or maintain the market price of the Common Stock at a level above that which otherwise might prevail in the open market and, if commenced, may be discontinued at any time.

    The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS


    The balance sheets of Hybrid Network, Inc. as of December 31, 1995 and 1996 and September 30, 1997 and the statement of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997 included in this Prospectus and the financial statement schedule for the aforementioned periods included in the registration statement for the offering have been included in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the registrant is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                               GLOSSARY OF TERMS

ADSL

    Asymmetric Digital Subscriber Line. Also see Digital Subscriber Line.

ANALOG

    A form of transmission employing a continuous electrical signal (rather than a pulsed or digital system) that varies in frequency and amplitude.

ASYMMETRIC

    A property of a network where digital data conveyed in upstream and downstream paths of the network are transmitted at different speeds and/or under different protocols, or are transferred over different (e.g., heterogeneous) media.

BACKBONE

    A centralized, high-speed network that interconnects smaller, independent networks.

BANDWIDTH

    The amount of data, usually measured in bits per second (bps), that can be sent through a dedicated transmission circuit; the capacity of a telecommunications circuit or network to carry voice, data and video information.

BROADBAND WIRELESS SYSTEM OPERATOR

    A wireless service provider with 2 MHz or more of contiguous bandwidth that can be used to offer high speed Internet access.

CENTRAL OFFICE

    A term commonly used to describe the location of the switching equipment that is used to connect telephone calls.

COAXIAL

    A type of electrical cable in which one conductor is wrapped around another, separated from the inner conductor by an insulating layer. Coaxial cable (coax) is most often used in the home to bring incoming cable TV signals to the television.

DAVIC

    Digital Audio Video Interactive Council. DAVIC is an industry consortium that has defined a set of cable modem interface specifications.

DIGITAL

    The representation of information as discrete values (i.e., 1s and 0s). These digital values can be processed, manipulated, exchanged or stored by electronic systems.

DIGITAL SUBSCRIBER LINE

    See xDSL.

ETHERNET

    A set of media independent LAN transport protocols that offers 10 (Ethernet), 100 (Fast Ethernet) and 1000 (Gigabit Ethernet) megabit per second speeds for data throughput.

FSK

    Frequency Shift Keying. A modulation technique used to transmit digital signals.

FREQUENCY

    The number of identical cycles per second, measured in hertz, of a periodic oscillation wave in radio propagation.

HFC

    Hybrid Fiber/Coaxial cable. A mixed media architecture that some cable TV operators are deploying. HFC networks utilize fiber optic cables for the trunks from the headend to neighborhood nodes and coaxial cables for connecting neighborhood nodes to end-users.

ISDN

    Integrated Services Digital Network. An internationally accepted telephony standard for voice, data and signaling that makes all transmission circuits end-to-end digital and defines a standard out-of-band signaling system. It can give a user up to 64 Kbps of data bandwidth on a telephone line that is also used for voice, or up to 128 Kbps if the voice capability is not used.

ISP

    Internet Service Provider. An entity that provides commercial access to the Internet.

ITFS

    Instructional TV Fixed Service. A set of wireless frequencies beginning at
2.5 GHz that have been allocated by the FCC for educational use. Often bundled with MDS and MMDS channels in a wireless cable system.

Kbps

    Kilobits per second. A transmission rate equal to 1,024 bits per second.

LAN

    Local Area Network. A data communications network (often using Ethernet as its protocol) designed to interconnect personal computers, workstations, file servers and other communications and computing devices within a local environment, generally extending throughout a building or over several buildings within a two-mile radius.

LAST MILE

    A term used to describe the last portion of a WAN that connects the end-user to a network node (such as a telephone central office or cable headend).

LMDS

    Local Multipoint Distribution Service. A set of wireless frequencies starting at 28 GHz that have recently been set aside by the FCC for auction in 1998.

LPTV

    Low Power TV. A group of community TV broadcasters that have been granted licenses by the FCC to broadcast community-oriented low power TV over UHF and VHF frequencies. Some LPTV operators have received experimental licenses from the FCC for providing high speed Internet access.

MBPS

    Megabits per second. A transmission rate equal to 1,000,000 bits per second.

MCNS

    Multimedia Cable Network System. A set of cable modem interface specifications defined by a consortium of cable TV operators and vendors.

MDS

    Multipoint Distribution Service. A set of wireless frequencies starting at
2.1 GHz that are often bundled with MMDS and ITFS in a wireless cable system.

MMDS

    Multichannel Multipoint Distribution Service. Often used as a synonym for "Wireless Cable." MMDS specifically refers to a set of wireless frequencies in the 2.6 GHz range that were originally allocated for analog television rebroadcast.

MODEM

    A device for transmitting and receiving digital information over an analog telephone line.

PLAIN OLD TELEPHONE SERVICE (POTS)

    Basic analog telephone service with no enhanced features (such as call waiting, conference calling or call forwarding), typically available in residences throughout the United States.

PoP

    Point of Presence. A site which houses a collection of telecommunications equipment, usually digital leased lines and multi-protocol routers. Used in this document to refer to the location of the Company's headend equipment.

PROTOCOL

    A formal description of messages to be exchanged and rules to be followed for two or more systems to exchange information.

PSTN


    Public Switched Telephone Network. The combined telephony infrastructure of Inter Exchange Carriers (e.g., AT&T) and Local Exchange Carriers (e.g., RBOCs). Universal telephone service, embodied as the goal of the 1934 Communications Act, is provided by access to the PSTN.

QPSK

    Quadrature Phase Shift Keying. A modulation technique used to transmit digital signals.

ROUTER

    A system including a specialized computer that takes incoming packets and compares their destination addresses to internal routing tables and, depending on network conditions, sends the packets out to the appropriate receiving router. This process may be repeated many times until the packets reach their intended destination.

T-1


    A digital carrier facility capable of transmitting a digital signal at a rate of 1.544 Mbps.


T-3


    A digital carrier facility capable of transmitting a digital signal at a rate of 44.746 Mbps.


TCP/IP


    Transport Control Protocol/Internet Protocol. A worldwide public domain standard for connecting computers accepted by many vendors for use over WANs.


TERMINAL SERVER


    A device located at a PoP that connects a bank of telephone modems to a LAN. The terminal server is attached to the router which in turn is attached to the DSU-CSU, which converts a data stream into a format suitable for transmission.


UHF

    Ultra High Frequency. Defines frequencies typically used by broadcast television signals in the 470 to 806 megahertz range, denoted by channels 14-69 on a standard television.

VHF

    Very High Frequency. Defines frequencies typically used by broadcast television signals in the 54 to 216 megahertz range, denoted by channels 2-13 on a standard television.

WIRELESS COMMUNICATION SERVICES (WCS)

    A set of wireless frequencies auctioned by the FCC in April 1997. The frequencies start at 2.3 GHz and come in 5 and 10 MHz blocks.

xDSL

    Digital Subscriber Line. A technology that enables high speed transmission of data over copper wires. There are several implementations of DSL technology, including: ADSL (Asymmetric Digital Subscriber Line); HDSL (High Bit Rate Digital Subscriber Line); IDSL (Integrated Digital Subscriber Line); RDSL (Rate Adaptive Digital Subscriber Line); SDSL (Symmetric Digital Subscriber Line); and VDSL (Very High Bit Rate Digital Subscriber Line).

                             HYBRID NETWORKS, INC.
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                             -----------

Report of Independent Accountants..........................................................................         F-2

Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997.....................................         F-3

Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996 and for the Nine Months Ended
  September 30, 1996 (unaudited) and 1997..................................................................         F-4

Statements for Stockholders' Equity (Deficit) for the Years Ended December 31, 1994, 1995 and 1996 and for
  the Nine Months Ended September 30, 1997.................................................................         F-5

Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996 and for the Nine Months Ended
  September 30, 1996 (unaudited) and 1997..................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

Hybrid Networks, Inc.:


    We have audited the accompanying balance sheets of Hybrid Networks, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hybrid Networks, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.


                                          COOPERS & LYBRAND L.L.P.


San Jose, California
October 16, 1997, except
for Note 16, for
which the date is
October 21, 1997.

                             HYBRID NETWORKS, INC.

                                 BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                       PRO FORMA
                                                                                                     STOCKHOLDERS'
                                                                  DECEMBER 31,      SEPTEMBER 30,       DEFICIT
                                                              --------------------  -------------      (NOTE 15)
                                                                1995       1996         1997       SEPTEMBER 30, 1997
                                                              ---------  ---------  -------------  ------------------
                                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $   2,863  $   6,886   $     5,314
  Short-term investments....................................        490         --            --
  Accounts receivable, net of allowance for doubtful
    accounts of none in 1995 and 1996 and $675 in 1997......        287      1,348         5,954
  Inventories...............................................        196        943         2,068
  Prepaid expenses and other current assets.................         10        125           199
                                                              ---------  ---------  -------------
    Total current assets....................................      3,846      9,302        13,535

Property and equipment, net.................................        707      1,178         1,767
Deferred financing costs....................................         --         --           490
Other assets................................................         33         59           398
                                                              ---------  ---------  -------------
    Total assets............................................  $   4,586  $  10,539   $    16,190
                                                              ---------  ---------  -------------
                                                              ---------  ---------  -------------

                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Convertible subordinated note payable.....................  $      --  $      --   $     6,632
  Accounts payable..........................................        280      1,424         1,712
  Accrued liabilities.......................................        307        712         1,222
  Current portion of capital lease obligations..............        110        222           404
                                                              ---------  ---------  -------------
    Total current liabilities...............................        697      2,358         9,970

Convertible debenture.......................................         --         --         5,500
Capital lease obligations, less current portion.............        184        438           723
Other liabilities...........................................         44         34            --
                                                              ---------  ---------  -------------
    Total liabilities.......................................        925      2,830        16,193
                                                              ---------  ---------  -------------
Commitments (Note 9)

Stockholders' equity (deficit):
  Convertible preferred stock, $.001 par value:
    Authorized: 18,000 shares;
    Issued and outstanding: 8,363 shares in 1995, 12,069
      shares in 1996 and 12,563 shares in 1997; no shares
      pro forma.............................................          8         12            13
    (Liquidation value: $27,750 at September 30, 1997)
  Common stock, $.001 par value:
    Authorized: 34,000 shares;
    Issued and outstanding: 2,497 shares in 1995, 2,520
      shares in 1996 and 2,620 shares in 1997; 7,273 pro
      forma shares..........................................          2          2             2       $       15

Additional paid-in capital..................................     12,478     25,037        27,406           27,406

Accumulated deficit.........................................     (8,827)   (17,342)      (27,424)         (27,424)
                                                              ---------  ---------  -------------        --------
    Total stockholders' equity (deficit)....................      3,661      7,709            (3)      $       (3)
                                                              ---------  ---------  -------------        --------
                                                                                                         --------
      Total liabilities and stockholders' equity
        (deficit)...........................................  $   4,586  $  10,539   $    16,190
                                                              ---------  ---------  -------------
                                                              ---------  ---------  -------------


   The accompanying notes are an integral part of these financial statements.

                             HYBRID NETWORKS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                          -------------------------------  -----------------------
                                                            1994       1995       1996                     1997
                                                          ---------  ---------  ---------     1996      ----------
                                                                                           -----------
                                                                                           (UNAUDITED)
Net sales...............................................  $     668  $     630  $   2,962   $   1,253   $    9,152
Cost of sales...........................................      1,362        761      3,130       1,602        8,214
                                                          ---------  ---------  ---------  -----------  ----------
    Gross profit (loss).................................       (694)      (131)      (168)       (349)         938
                                                          ---------  ---------  ---------  -----------  ----------
Operating expenses:
  Research and development..............................      1,251      3,862      5,076       3,757        5,170
  Sales and marketing...................................        348        390      1,786         954        3,138
  General and administrative............................        533        748      1,714       1,196        2,516
                                                          ---------  ---------  ---------  -----------  ----------
    Total operating expenses............................      2,132      5,000      8,576       5,907       10,824
                                                          ---------  ---------  ---------  -----------  ----------
      Loss from operations..............................     (2,826)    (5,131)    (8,744)     (6,256)      (9,886)

Interest income and other expense, net..................         30        166        257         146          183
Interest expense........................................       (101)      (304)       (28)        (22)        (379)
                                                          ---------  ---------  ---------  -----------  ----------
      Net loss..........................................  $  (2,897) $  (5,269) $  (8,515)  $  (6,132)  $  (10,082)
                                                          ---------  ---------  ---------  -----------  ----------
                                                          ---------  ---------  ---------  -----------  ----------
Net loss per share......................................  $   (1.01) $   (1.83) $   (2.67)  $   (1.92)  $    (3.12)
                                                          ---------  ---------  ---------  -----------  ----------
                                                          ---------  ---------  ---------  -----------  ----------
Shares used in per share calculation....................      2,880      2,877      3,189       3,196        3,229
                                                          ---------  ---------  ---------  -----------  ----------
                                                          ---------  ---------  ---------  -----------  ----------
Pro forma net loss per share............................                        $   (1.24)              $    (1.33)
                                                                                ---------               ----------
                                                                                ---------               ----------
Pro forma shares used in per share calculation..........                            6,873                    7,607
                                                                                ---------               ----------
                                                                                ---------               ----------


   The accompanying notes are an integral part of these financial statements.

                             HYBRID NETWORKS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)



                                  PREFERRED
                                    STOCK            COMMON STOCK         ADDITIONAL
                                --------------   ---------------------      PAID-IN     ACCUMULATED
                                SHARES  AMOUNT   SHARES      AMOUNT         CAPITAL       DEFICIT      TOTAL
                                ------  ------   ------   ------------    -----------   -----------   -------
Balances, January 1, 1994.....  1,547    $ 1     2,250        $   2         $   662      $   (661)    $     4
  Repurchase of common
    stock.....................     --     --       (74)          --              (8)           --          (8)
  Issuance of Series B
    preferred stock, net of
    issuance costs of $21.....    552      1        --           --             943            --         944
  Issuance of Series C
    preferred stock upon
    conversion of notes
    payable, net of issuance
    costs of $1...............    761      1        --           --           1,248            --       1,249
  Net loss....................     --     --        --           --              --        (2,897)     (2,897)
                                ------  ------   ------         ---       -----------   -----------   -------
Balances, December 31, 1994...  2,860      3     2,176            2           2,845        (3,558)       (708)
  Exercise of common stock
    options...................     --     --         9           --               3            --           3
  Exercise of stock purchase
    rights....................     --     --        44           --              24            --          24
  Grant of stock bonus
    awards....................     --     --         6           --               3            --           3
  Issuance of common stock for
    technology license........     --     --       262           --             141            --         141
  Issuance of Series B and
    Series D preferred stock
    warrants..................     --     --        --           --              18            --          18
  Issuance of Series D
    preferred stock, net of
    issuance costs of $42.....  3,200      3        --           --           5,555            --       5,558
  Issuance of Series E
    preferred stock upon
    conversion of
    notes payable.............  1,316      1        --           --           1,999            --       2,000
  Additional paid in capital
    in connection with accrued
    interest forgiven from
    conversion of notes
    payable to Series E
    preferred stock...........     --     --        --           --             402            --         402
  Issuance of Series F
    preferred stock from
    conversion of prepaid
    royalties, net of issuance
    costs of $11..............    987      1        --           --           1,488            --       1,489
  Net loss....................     --     --        --           --              --        (5,269)     (5,269)
                                ------  ------   ------         ---       -----------   -----------   -------
Balances, December 31, 1995...  8,363      8     2,497            2          12,478        (8,827)      3,661
  Exercise of common stock
    options...................     --     --        65           --              34            --          34
  Repurchase of common
    stock.....................     --     --       (42)          --              (9)           --          (9)
  Issuance of Series B
    preferred stock upon net
    exercise of warrants......    248     --        --           --              --            --          --
  Issuance of Series G
    preferred stock for cash
    and conversion of notes
    payable, net of issuance
    costs of $704.............  3,458      4        --           --          12,534            --      12,538
  Net loss....................     --     --        --           --              --        (8,515)     (8,515)
                                ------  ------   ------         ---       -----------   -----------   -------
Balances, December 31, 1996...  12,069    12     2,520            2          25,037       (17,342)      7,709
  Exercise of common stock
    options...................     --     --        93           --              55            --          55
  Repurchase of common
    stock.....................     --     --       (12)          --              (7)           --          (7)
  Grant of stock bonus
    awards....................     --     --        13           --              38            --          38
  Issuance of common stock for
    services rendered.........     --     --         6           --              34            --          34
  Issuance of Series H
    preferred stock...........    494      1        --           --           1,999            --       2,000
  Issuance of warrants in
    connection with
    convertible subordinated
    notes payable.............     --     --        --           --             250            --         250
  Net loss....................     --     --        --           --              --       (10,082)    (10,082)
                                ------  ------   ------         ---       -----------   -----------   -------
Balances, September 30,
  1997........................  12,563   $13     2,620        $   2         $27,406      $(27,424)    $    (3)
                                ------  ------   ------         ---       -----------   -----------   -------
                                ------  ------   ------         ---       -----------   -----------   -------


   The accompanying notes are an integral part of these financial statements.

                             HYBRID NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                        NINE MONTHS ENDED
                                                                         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                                     -------------------------------  ----------------------
                                                                       1994       1995       1996                    1997
                                                                     ---------  ---------  ---------     1996      ---------
                                                                                                      -----------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net loss.........................................................  $  (2,897) $  (5,269) $  (8,515)  $  (6,132)  $ (10,082)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization..................................         70        162        322         230         530
    Provision for doubtful accounts................................         --         --         --          --         690
    Interest converted to Series E preferred stock.................         --        402         --          --          --
    Common stock issued for technology license.....................         --        141         --          --          --
    Common stock issued for services rendered......................         --          3         --          --          72
    Change in assets and liabilities:
      Accounts receivable..........................................         51       (224)    (1,061)         13      (5,257)
      Inventories..................................................        (50)       (81)      (747)       (247)     (1,125)
      Prepaid expenses and other current assets....................          5          7       (115)       (106)        (34)
      Accounts payable.............................................         78        102      1,144         384         (92)
      Accrued liabilities and other................................        101      1,418        395          89         476
                                                                     ---------  ---------  ---------  -----------  ---------
        Net cash used in operating activities......................     (2,642)    (3,339)    (8,577)     (5,769)    (14,822)
                                                                     ---------  ---------  ---------  -----------  ---------
Cash flows from investing activities:
  Purchase of property and equipment...............................       (218)      (295)      (321)       (288)       (400)
  Change in other assets...........................................         --        (22)       (26)        (26)        (34)
  Purchase of short-term investments...............................       (199)      (490)        --          --          --
  Proceeds from maturity of short-term investments.................         --        199        490         490          --
                                                                     ---------  ---------  ---------  -----------  ---------
        Net cash provided by (used in) investing activities........       (417)      (608)       143         176        (434)
                                                                     ---------  ---------  ---------  -----------  ---------
Cash flows from financing activities:
  Repayment of capital lease obligations...........................         --        (20)      (106)        (15)       (208)
  Repayment of notes payable.......................................        (25)        --         --          --          --
  Proceeds from issuance of preferred stock warrants...............         --         18         --          --          --
  Proceeds from convertible subordinated note payable..............         --         --         --          --       6,844
  Net proceeds from issuance of convertible debenture..............      2,344         --      3,160       3,160       5,000
  Net proceeds from issuance of preferred stock....................        944      5,558      9,378       9,378       2,000
  Proceeds from issuance of common stock...........................         --         27         34          24          55
  Repurchase of common stock.......................................         (8)        --         (9)         --          (7)
                                                                     ---------  ---------  ---------  -----------  ---------
        Net cash provided by financing activities..................      3,255      5,583     12,457      12,547      13,684
                                                                     ---------  ---------  ---------  -----------  ---------
Increase (decrease) in cash and cash equivalents...................        196      1,636      4,023       6,954      (1,572)
Cash and cash equivalents, beginning of period.....................      1,031      1,227      2,863       2,863       6,886
                                                                     ---------  ---------  ---------  -----------  ---------
Cash and cash equivalents, end of period...........................  $   1,227  $   2,863  $   6,886   $   9,817   $   5,314
                                                                     ---------  ---------  ---------  -----------  ---------
                                                                     ---------  ---------  ---------  -----------  ---------
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  Conversion of notes payable into preferred stock.................  $   1,250  $   2,000  $   3,160   $   3,160          --
  Conversion of prepaid royalties to Series F preferred stock......         --      1,500         --          --          --
  Property and equipment acquired under capital leases.............         --        314        472         259   $     675
  Capitalization of finance costs..................................         --         --         --          --
  Capitalization of initial public offering costs..................         --         --         --          --         340
  Issuance of warrants in connection with subordinated notes
    payable........................................................         --         --         --          --         250
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid....................................................  $       5  $       5  $      28   $      18   $     379


   The accompanying notes are an integral part of these financial statements.

                             HYBRID NETWORKS, INC.


                         NOTES TO FINANCIAL STATEMENTS


1. FORMATION AND BUSINESS OF THE COMPANY

    The Company is a broadband access equipment company that designs, develops, manufactures and markets cable and wireless systems that provide high speed access to the Internet and corporate intranets for both businesses and consumers. The Company's products remove the bottleneck over the "last mile" connection to the end user which causes slow response time for those accessing bandwidth-intensive information over the Internet and corporate intranets.

    The Company was incorporated in Delaware on June 6, 1990.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE IN FISCAL YEAR

    In 1997, the Company changed its fiscal year end from March 31 to December 31, effective January 1, 1992.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS, BUSINESS RISKS AND CREDIT CONCENTRATION

    The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term cash investments, accounts receivable, accounts payable and other accrued liabilities' approximate fair value due to their short maturities.


    The Company sells its products primarily to communication and networking companies in North America. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company also maintains allowances for potential losses on collectibility of accounts receivable and such losses have been within Management's expectations. As of December 31, 1995, four customers represented 35%, 19%, 18% and 18% of accounts receivable, and as of December 31, 1996, two customers represented 51% and 10% of accounts receivable, respectively. As of September 30, 1997, two customers represented 12% and 11% of accounts receivable, respectively.


    The Company operates in the intensely competitive and rapidly changing communications industry which has been characterized by rapid technological change, evolving industry standards and federal, state and local regulation which may impede the Company's penetration of certain markets.

    The Company currently operates with one product line. The Company's future success depends upon its ability to develop, introduce and market new products, its ability to obtain components from key suppliers, obtaining sufficient manufacturing capacity, and the success of the broadband access business. The Company may experience future fluctuations in operating results and declines in selling prices.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS


    The Company considers all highly liquid instruments with an original or remaining maturity of three months or less to be cash equivalents. Instruments with a maturity greater than three months at the date of purchase and maturing within one year from the balance sheet date are included in short-term investments. The Company's cash and cash equivalents as of December 31, 1996 and September 30, 1997 are in

                             HYBRID NETWORKS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) three demand accounts with a major bank. Short-term investments as of December 31, 1995 are classified as available for sale and are carried at cost which approximates fair market value, and consist of a government bond.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets of three to five years. Leasehold improvements are amortized over their estimated useful lives or the remaining lease term, whichever is less.

DEFERRED FINANCING COSTS


    Deferred financing costs relate to fees incurred in connection with the issuance of a senior convertible debenture in April 1997 and are amortized over the five year life of the debenture (see Note 6).


REVENUE RECOGNITION


    The Company recognizes revenue and accrues for estimated warranty costs upon shipment of products. Actual warranty costs incurred have not materially differed from those provided.


PRODUCT DEVELOPMENT COSTS

    Costs related to research, design and development of products are charged to research and development expenses as incurred.

STOCK-BASED COMPENSATION


    In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's financial statements for the year ended December 31, 1996. SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has continued to account for its stock based compensation in accordance with the provisions of APB 25 and provides the required pro forma disclosures (see Note 10).


COMPUTATION OF HISTORICAL NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

    Historical net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from stock options and convertible preferred stock are excluded from the computation of net loss per share as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued at prices below the public offering price during the 12 months immediately preceding the filing date of an initial public offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the anticipated initial public offering price). Pro forma net loss per share assumes that the common shares

                             HYBRID NETWORKS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

issuable upon conversion of the outstanding convertible preferred stock have been outstanding during such periods.



UNAUDITED INTERIM FINANCIAL INFORMATION



    The accompanying interim statement of operations and cash flow for the nine months ended September 30, 1996 are unaudited but include all adjustments, consisting of only normal recurring adjustments which the Company considers necessary to present fairly, in all material aspects, the results of operations and cash flows for the period ended September 30, 1996. Results for the nine months ended September 30, 1996 are not necessarily indicative of results for an entire year.



RECENT ACCOUNTING PRONOUNCEMENTS


    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies the computation and disclosure requirements for earnings per share. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 and is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires restatement of all prior-period earnings per share data presented after the effective date. SFAS No. 128 will not have a material effect on the Company's earnings per share.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The impact of adopting SFAS No. 130, which is effective for the Company in 1998, has not been determined.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly-held companies to report financial and other information about key revenue-producing segments of the entity for which such information is available and is utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit or loss, certain revenue and expense items and total assets. A reconciliation of segment financial information to amounts reported in the financial statements would be provided. SFAS No. 131 is effective for the Company in 1998 and the impact of adoption has not been determined.

                             HYBRID NETWORKS, INC.

3. INVENTORIES

    Inventories are comprised of the following (IN THOUSANDS):


                                                               DECEMBER 31,      SEPTEMBER 30,
                                                           --------------------  -------------
                                                             1995       1996         1997
                                                           ---------  ---------  -------------
Raw materials............................................  $      98  $     526    $   1,557
Work in progress.........................................         93        267          246
Finished goods...........................................          5        150          265
                                                           ---------  ---------       ------
                                                           $     196  $     943    $   2,068
                                                           ---------  ---------       ------
                                                           ---------  ---------       ------


4. PROPERTY AND EQUIPMENT


    Property and equipment, including furniture and equipment under capital leases, (cost of $314,000, $786,000 and $1,461,000 accumulated amortization of $36,000, $177,000 and $437,000 as of December 31, 1995 and 1996 and September
30, 1997, respectively) consist of the following (IN THOUSANDS):



                                                                  DECEMBER 31,      SEPTEMBER 30,
                                                              --------------------  -------------
                                                                1995       1996         1997
                                                              ---------  ---------  -------------
Machinery and equipment.....................................  $     755  $   1,440    $   2,538
Office furniture and fixtures...............................         91        107          163
Leasehold improvements......................................         97        189          110
                                                              ---------  ---------  -------------
                                                                    943      1,736        2,811
Less accumulated depreciation and amortization..............       (236)      (558)      (1,044)
                                                              ---------  ---------  -------------
                                                              $     707  $   1,178    $   1,767
                                                              ---------  ---------  -------------
                                                              ---------  ---------  -------------



5. CONVERTIBLE SUBORDINATED NOTE PAYABLE



    In September 1997, the Company entered into a Convertible Subordinated Promissory Note Purchase Agreement to issue $6,882,000 of subordinated notes at 10% interest (increasing to 18% after March 30, 1998 under certain circumstances). The principal amount of the notes are payable at the earliest of September 30, 1998 or the effective date of an initial public offering of the Company's common stock. The notes may become due earlier under certain circumstances. At the option of the holders, the outstanding balance of the subordinated notes may be converted to equity capital of the Company. In connection with the Convertible Subordinated Note Purchase Agreement, the Company issued warrants to purchase shares of its common stock at $10.91 per share. The warrants become exercisable at the earliest of 180 days after issuance or the effective date of an initial public stock offering and expire in five years. The amount of warrants to be exercised is based on the length of time the debt remains outstanding. Provided the debt is repaid prior to March 30, 1998, the number of shares exercisable under the warrants is 252,381. However if the debt is repaid at a later date the number of shares exercisable under the warrants can increase to a maximum of 630,932 shares. The amount attributed to the value of the warrants is $250,000 which has been allocated to stockholders' equity and will be amortized to interest expense over the term of the note. The Company must comply with certain restrictive covenants, including non-payment of dividends, as long as the notes are outstanding.

                             HYBRID NETWORKS, INC.

6. CONVERTIBLE DEBENTURE


    On April 30, 1997, the Company issued a senior convertible debenture in the amount of $5,500,000, bearing interest at 12% per annum, payable quarterly, and maturing on April 30, 2002. The placement fee of $500,000 was deducted from the cash proceeds to the Company. The debenture is convertible, at the option of the holder, at any time, into common stock at $10.71 per share, subject to adjustment. Conversion is automatic if (i) the gross proceeds to the Company from its initial public offering are at least $15.0 million, (ii) the public offering price per share is at least $166,500,000 divided by the number of fully diluted shares of capital stock of the Company (as determined pursuant to the terms of the debenture) prior to this offering and (iii) the closing price of the Common Stock for any 90 consecutive calendar day period after this offering is equal to or greater than $166,500,000 divided by the number of fully diluted shares of capital stock of the Company (as determined pursuant to the terms of the debenture) or, alternatively, upon the acquisition of the Company for at least $166,500,000 in cash or fair market value of freely tradable securities from the acquiring company.

    The debenture is collateralized by substantially all the Company's assets until October 30, 1997. Subject to certain upgrade adjustments, the Company may not make capital expenditures in excess of $1,500,000, $2,500,000, $5,500,000 and $11,000,000 during the twelve months ending March 31, 1998, 1999, 2000 and 2001, respectively. Additionally, the Company may not declare dividends, retire any subordinated debt other than in accordance with its terms, or distribute its assets to any stockholder as long as the debenture remains outstanding.


7. ACCRUED LIABILITIES


    Accrued liabilities consist of the following (in thousands):


                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                 --------------------  -------------
                                                                   1995       1996         1997
                                                                 ---------  ---------  -------------
Accrued payroll and related accruals...........................  $     244  $     425    $     768
Other liabilities..............................................         63        287          454
                                                                 ---------  ---------       ------
                                                                 $     307  $     712    $   1,222
                                                                 ---------  ---------       ------
                                                                 ---------  ---------       ------



8. CAPITAL LEASE OBLIGATIONS



    In August 1996, the Company entered into a financing agreement under which the Company may lease equipment and furniture in an amount not to exceed $1,000,000. As of September 30, 1997, no amount remained available under this lease line, which expired on September 15, 1997. Capital leases at September 30, 1997 expire at various dates through March 2002 and bear interest ranging from 7.6% to 10.8%.

                             HYBRID NETWORKS, INC.

8. CAPITAL LEASE OBLIGATIONS (CONTINUED)

    Future minimum lease payments under all capital leases are as follows (in thousands):


1997................................................................  $     119
1998................................................................        474
1999................................................................        407
2000................................................................        244
2001................................................................         10
                                                                      ---------
                                                                          1,254
Less amount representing interest...................................       (127)
                                                                      ---------
                                                                          1,127
Less current portion................................................       (404)
                                                                      ---------
                                                                      $     723
                                                                      ---------
                                                                      ---------



9. COMMITMENTS


    The Company leases its facilities and equipment under operating leases expiring at various dates from May 1998 through March 2002. Under the terms of two of the facilities leases, the Company is responsible for its share of common area expenses, and has the option to extend two of the facilities leases for additional three year terms at fair market rates.

    Future minimum lease payments are as follows (IN THOUSANDS):


1997.................................................................  $     118
1998.................................................................        216
1999.................................................................         57
2000.................................................................         55
2001.................................................................         52
Thereafter...........................................................          9
                                                                       ---------
                                                                       $     507
                                                                       ---------
                                                                       ---------



    Rent expense for 1994, 1995, 1996 and nine months ended September 30, 1997 was approximately $115,000, $191,000, $263,000, and $341,000 respectively.



10. STOCKHOLDERS' EQUITY (DEFICIT)



REVERSE STOCK SPLIT



    In September 1997, the Company's Board of Directors approved a 1-for-2.7 reverse split of the Company's common stock and a corresponding change in the preferred stock conversion ratios. All common stock and per share amounts in these financial statements have been adjusted retroactively to give effect to the split. In addition, the Company's Board of Directors approved an Amended and Restated Certificate of Incorporation which eliminates the existing convertible preferred stock and changes the number of authorized preferred stock to 5,000,000 shares, $0.001 per value, and increases the shares of common stock authorized to 100,000,000 shares, which Certificate is to be filed following the effectiveness of the initial public offering.

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)



INITIAL PUBLIC OFFERING



    In September 1997, the Board of Directors authorized management of the company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public.


CONVERTIBLE PREFERRED STOCK


    The convertible preferred stock as of December 31, 1996 and September 30, 1997 comprises (IN THOUSANDS, EXCEPT PER SHARE DATA):



                                                                    NUMBER OF
                                                       NUMBER OF     SHARES
                                                        SHARES     ISSUED AND   PROCEEDS   LIQUIDATION   DIVIDEND
                                                      AUTHORIZED   OUTSTANDING    (NET)       VALUE      PER SHARE
                                                      -----------  -----------  ---------  -----------  -----------
Series A............................................       1,547        1,547   $     613   $     758    $    0.03
Series B............................................       1,238          800         944       1,400         0.13
Series C............................................         762          762       1,249       1,250         0.12
Series D............................................       5,251        3,200       5,558       5,600         0.13
Series E............................................       1,316        1,316       2,000       2,000         0.11
Series F............................................         987          987       1,489       1,500         0.11
Series G............................................       6,360        3,457      12,538      13,242         0.29
                                                      -----------  -----------  ---------  -----------
Balances, December 31, 1996.........................      17,461       12,069      24,391      25,750
Series H............................................         497          494       2,000       2,000         0.32
Undesignated........................................          42
                                                      -----------  -----------  ---------  -----------
Balances, September 30, 1997........................      18,000       12,563   $  26,391   $  27,750
                                                      -----------  -----------  ---------  -----------
                                                      -----------  -----------  ---------  -----------


    The rights, preferences and privileges of the preferred stockholders are as follows:

    DIVIDENDS


        The holders of preferred stock are entitled to noncumulative dividends, pari passu, when and as declared by the Board of Directors, at an annual rate as stated above. No cash dividend or other distribution may be made with respect to the common stock during any year unless dividends in the total amount specified for the preferred stock have been paid or declared and set apart. No dividends have been declared through September 30, 1997.


    LIQUIDATION

        The holders of preferred stock are entitled to a preference in liquidation, pari passu, to common stockholders of a liquidation amount as indicated in the above table, plus declared but unpaid dividends. Any remaining assets are distributed to the holders of common stock.

    CONVERSION AND REGISTRATION


        The preferred stock is convertible, at the option of the holders, at any time, into common stock on a 1-for-2.7 basis after giving effect to a reverse split of the Company's common stock. Conversion is automatic upon the earlier of the consummation of a firm commitment underwritten public offering of the Company's common stock for aggregate proceeds of $15,000,000, with an offering price of not less than 175% of the Series G conversion price per share ($18.10 at September 30, 1997 after giving

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


    effect to a 1-for-2.7 reverse split), or written consent by a majority of the holders of the then outstanding shares of preferred stock. The holders of Series A, B, D, G and H preferred stock, one of the founders, and two other entities have the right to participate in future issuances of the Company's stock prior to an initial public offering and all holders of preferred stock have certain registration rights. The Company has reserved 4,653,585 shares of common stock for issuance upon conversion of the preferred stock.


    VOTING

        Each share of preferred stock is entitled to vote on an "as converted" basis along with common stockholders. As long as 2,000,000 shares, or more than 1,000,000 but less than 2,000,0000 shares of Series D preferred stock are outstanding, the holders of Series D preferred stock, voting separately as a series, have the right to elect two or one of the Company's directors, respectively, but are not entitled to vote for other directors. As long as at least 750,000 shares of Series A preferred stock are outstanding, the holders of Series A preferred stock, voting together as a separate series, have the right to elect one of the Company's directors, but are not entitled to vote for other directors. As long as at least 800,000 shares, in the aggregate, of Series E and F preferred stock are outstanding, the holders of Series E and F preferred stock, voting together as a separate class, have the right to elect one of the Company's directors, but are not entitled to vote for other directors.

        So long as at least 700,000 shares of Series A preferred stock, 500,000 shares of Series B preferred stock, 250,000 shares of Series C preferred stock, 2,000,000 shares of Series D preferred stock, 600,000 shares of Series E preferred stock, 400,000 shares of Series F preferred stock, 1,500,000 shares of Series G preferred stock or 200,000 shares of Series H preferred stock are outstanding, the Company shall not, without the vote or written consent of the holders of a majority of the preferred stock, (i) merge into or consolidate with another corporation resulting in a transfer of more than 50% of the outstanding stock or ownership of less than 50% of the voting securities of the surviving corporation or (ii) create any other equity security senior to or on a parity with the existing series of preferred stock.

WARRANTS


    The Company has historically issued warrants in connection with its various rounds of financing, equipment lease lines, and transfers of technology. The value of the warrants was assessed using the Black-Scholes Model and determined to be insignificant for financial reporting purposes.


    In connection with the issuance of Series G preferred stock in July 1996, and the equipment lease line, the Company issued warrants to purchase 156,658 and 15,665 shares of Series G preferred stock, respectively, at $3.83 per share. These warrants are exercisable at any time and expire in July 2001 and August 2006, respectively. The Company has reserved 172,323 shares of Series G preferred stock for issuance upon exercise of these warrants. The Series G preferred stock is convertible, at the option of the holders, at any time, into common stock on a 1-for-2.7 basis after giving effect to a reverse split of the Company's common stock (Note 15).

    In connection with the issuance of convertible promissory notes in June 1996 which were later converted into Series G preferred stock, the Company issued warrants to purchase 451,000 shares of Series D preferred stock at $1.75 per share. In connection with the issuance of Series D preferred stock May 1995, the Company issued warrants, at $.001 per warrant, to purchase 1,600,001 shares of Series D

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


WARRANTS (CONTINUED)

preferred stock at $1.75 per share. These warrants are exercisable at any time and expire in June 2001. The Company has reserved 2,051,001 shares of Series D preferred stock for issuance upon exercise of these warrants. The Series D preferred stock is convertible, at the option of the holders, at any time, into common stock on a 1-for-2.7 basis after giving effect to a reverse split of the Company's common stock.



    During 1996, the Company issued warrants, at $.001 per warrant, to purchase 205,861 shares of Series B preferred stock at $1.75 per share. In connection with the technology transfer discussed in Note 13 and the 1995 equipment lease line, the Company issued warrants to purchase 457,000 and 22,857 shares of Series B preferred stock, respectively, at $1.75 per share. During 1996, the warrant to purchase 457,000 shares was exercised for a net exercise of 248,000 shares. The remaining warrants are exercisable at any time and expire in June 2001 and August 2005, respectively. The Company has reserved 228,718 shares of Series B preferred stock for issuance upon exercise of these warrants. The Series B preferred stock is convertible, at the option of the holders, at any time, into common stock on a 1-for-2.7 basis after giving effect to a reverse split of the Company's common stock.



    In September 1997 the Company issued warrants to purchase 252,381 shares of common stock in connection with their convertible subordinated note payable. (See Note 5).


COMMON STOCK


    Common stock held by certain employees is subject to stock purchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the initial issuance price. The Company's right to repurchase these shares generally lapses at the rate of 12.5% six months from the date of the agreement and 2.0833% per month thereafter. As of September 30, 1997, no shares of common stock remain subject to the Company's right of repurchase. Thereafter, the Company has the right of first refusal, should any stockholder decide to sell shares.


    In addition, the Series A, B and D preferred stockholders have the right to participate in a sale by a founder, should a founder decide to sell shares resulting in proceeds greater than $250,000, or $1,000,000 after conversion of the preferred stock.

STOCK OPTION PLANS


    In July and September 1997, the Company increased the shares authorized for the Executive Officer Incentive Plan by an aggregate of 270,000 shares.



    In September 1997, the Board of Directors approved the 1997 Equity Incentive Plan and reserved a total of 1,750,000 shares for issuance to employees, officers, directors, consultants, independent contractors, and advisors. Also in September 1997, the Board of Directors adopted the 1997 Employee Stock Purchase Plan and 1997 Directors' Stock Option Plan under which 225,000 and 100,000 shares of common stock, respectively, have been reserved for issuance. The Directors' Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company.


    In December 1996, the Company adopted the 1996 Equity Incentive Plan and reserved 185,185 shares of common stock for issuance to employees, officers, directors, consultants, independent contractors and

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


STOCK OPTION PLANS (CONTINUED)
advisors. In June 1997, the Company increased the number of shares reserved for issuance under the 1996 Equity Incentive Plan by 222,222. The 1996 Equity Incentive Plan expires in December 2006.

    In December 1995, the Company adopted the Executive Officer Incentive Plan and reserved 370,370 shares of common stock for issuance to the Company's chief executive officer and other senior executive officers. In July 1996, the Company increased the number of shares reserved under this plan to 500,000 shares. In the event of a merger, consolidation, liquidation or similar change of control transaction as a result of which the participants' responsibilities and position with the Company are materially diminished, options granted under this plan become fully exercisable and remain so for one year thereafter. This plan will expire in December 2005.

    In October 1993, the Company adopted the 1993 Equity Incentive Plan, and reserved 185,185 shares of common stock for issuance to employees, officers, directors, consultants and advisors. In 1995, 1996 and 1997, the Company increased the number of shares reserved for issuance under the 1993 Equity Incentive Plan by 351,851, 425,925 and 66,340 shares, respectively. The 1993 Equity Incentive Plan expires in October 1993.

    Options, under all of the above plans, may be granted at prices not less than fair market value at the date of grant, as determined by the Board of Directors, in case of incentive options (110% in certain instances), and not less than 85% of fair market value at the date of grant, as determined by the Board of Directors, in case of nonqualified options, restricted stock awards and stock bonus awards (100% in certain instances). Options and stock awards generally vest 12.5% six months from date of grant and 2.0833% per month thereafter; stock options expire three months after termination of employment and five years from date of grant.

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


STOCK OPTION PLANS (CONTINUED)
    Activity under the Plans is set forth below (IN THOUSANDS, EXCEPT PER SHARE
DATA):


                                                                                                 VALUE OF
                                                                 OPTIONS AND                    OPTIONS AND    WEIGHTED
                                                                  PURCHASE                       PURCHASE       AVERAGE
                                                     SHARES        RIGHTS      EXERCISE PRICE     RIGHTS       EXERCISE
                                                    AVAILABLE    OUTSTANDING     PER SHARE      OUTSTANDING      PRICE
                                                   -----------  -------------  --------------  -------------  -----------
Balances, January 1, 1994........................         359            24          --                 --            --
  Additional shares reserved.....................         185            --          --                 --            --
  Restricted stock issued........................        (226)           --          --                 --            --
  Options granted................................        (200)          200     $0.27-$0.54      $      71     $    0.36
  Options canceled...............................          51           (51)        0.27               (14)         0.27
                                                   -----------        -----                         ------
Balances, December 31, 1994......................         169           173      0.27-0.54              57          0.33
  Additional shares reserved.....................         722            --          --                 --            --
  Options granted................................        (235)          235         0.54               127          0.54
  Purchase rights granted........................         (44)           44         0.54                24          0.54
  Purchase rights exercised......................          --           (44)        0.54               (24)         0.54
  Stock bonus awards.............................          (6)           --         0.54                --          0.54
  Options canceled...............................          90           (90)     0.27-0.54             (35)         0.39
  Options exercised..............................          --            (9)     0.27-0.54              (3)         0.33
                                                   -----------        -----                         ------
Balances, December 31, 1995......................         696           309      0.27-0.54             146          0.47
  Additional shares reserved.....................         741            --          --                 --            --
  Options granted................................      (1,267)        1,267      0.54-1.08             865          0.68
  Stock repurchased..............................          11            --         0.54                --            --
  Options canceled...............................          32           (32)     0.27-0.54             (14)         0.44
  Options exercised..............................          --           (65)        0.54               (35)         0.54
                                                   -----------        -----                         ------
Balances, December 31, 1996......................         213         1,479      0.27-1.08             962          0.65
  Additional shares reserved.....................       2,409            --          --                 --            --
  Options granted................................        (801)          801      1.08-11.04          4,658          5.82
  Stock bonus awards.............................         (13)           13      1.08-5.40              --          2.97
  Stock repurchased..............................          12            --         0.58                --            --
  Options canceled...............................         226          (226)     0.54-2.16            (199)         0.88
  Options exercised..............................          --           (93)     0.27-1.08             (55)         0.59
                                                   -----------        -----                         ------
Balances, September 30, 1997.....................       2,046         1,974     $0.27-$11.04     $   5,366     $    2.72
                                                   -----------        -----                         ------
                                                   -----------        -----                         ------



    For the years ended December 31, 1995 and 1996 and nine months ended September 30, 1997, the weighted average fair value of options granted was $0.42, $0.81 and $3.44 per share, respectively.

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


STOCK OPTION PLANS (CONTINUED)


    As of September 30, 1997, the stock options outstanding were as follows (IN THOUSANDS, EXCEPT PER SHARE DATA):



                  OPTIONS OUTSTANDING
--------------------------------------------------------      OPTIONS EXERCISABLE
                               WEIGHTED                   ----------------------------
                                AVERAGE       WEIGHTED                      WEIGHTED
                               REMAINING       AVERAGE                       AVERAGE
 EXERCISE       NUMBER        CONTRACTUAL     EXERCISE        NUMBER        EXERCISE
   PRICE      OUTSTANDING    LIFE (YEARS)       PRICE       EXERCISABLE       PRICE
-----------  -------------  ---------------  -----------  ---------------  -----------
 $    0.27            57            1.78      $    0.27             50      $    0.27
      0.54           904            3.40           0.54            357           0.54
      1.08           294            4.08           1.08             74           1.08
      2.16            75            4.48           2.16             10           2.16
      2.70           159            4.64           2.70              1           2.70
      5.40           201            4.79           5.40         --               5.40
      8.78           114            4.92           8.78         --               8.78
     11.04           170            4.96          11.04         --              11.04
                   -----                                           ---
                   1,974                      $    2.73            492      $    0.62
                   -----                                           ---
                   -----                                           ---



    As of December 31, 1995 and 1996, options to purchase 125,000 and 294,000 shares were exercisable at an average weighted exercise price of $0.46 and $0.54, respectively.



    The Company has elected to continue to follow the provisions of APB No. 25, "Accounting for Stock Issued to Employees," for financial reporting purposes and has adopted the disclosure-only provisions of SFAS No. 123 ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1995, 1996 and the nine months ended September 30, 1997 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share for 1995, 1996, and the nine months ended September 30, 1997 would have been increased to the pro forma amounts indicated below (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):



                                                             YEAR ENDED DECEMBER   NINE MONTHS ENDED
                                                                     31,             SEPTEMBER 30,
                                                             --------------------  ------------------
                                                               1995       1996            1997
                                                             ---------  ---------  ------------------
Net loss--as reported......................................  $   5,269  $   8,515      $   10,082
                                                             ---------  ---------         -------
                                                             ---------  ---------         -------
Net loss--pro forma........................................  $   5,275  $   8,548      $   10,259
                                                             ---------  ---------         -------
                                                             ---------  ---------         -------

Net loss per share--as reported............................  $   (1.83) $   (2.67)     $    (3.12)
                                                             ---------  ---------         -------
                                                             ---------  ---------         -------
Net loss per share--pro forma..............................  $   (1.83) $   (2.68)     $    (3.18)
                                                             ---------  ---------         -------
                                                             ---------  ---------         -------


    The above pro forma disclosures are not necessarily representative of the effects on reported net income or loss for future years.


    In accordance with the provisions of SFAS No. 123, the fair value of each option is estimated using the following assumptions used for grants during 1995 and 1996 and the nine months ended September 30,

                             HYBRID NETWORKS, INC.

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


1997; dividend yield of 0%, volatility of 0%, risk-free interest rates of 5.18% to 7.68% at the date of grant and an expected term of four years.



11. INCOME TAXES


    Temporary differences which gave rise to significant portions of deferred tax assets are as follows (IN THOUSANDS):


                                                               DECEMBER 31,      SEPTEMBER 30,
                                                           --------------------  -------------
                                                             1995       1996         1997
                                                           ---------  ---------  -------------
Net operating loss carryforwards.........................  $   2,120  $   4,119   $     6,557
Capitalized research expenditures........................      1,501      3,553         4,415
Tax credit carryforwards.................................        221        637           855
Inventory reserves.......................................         67        103           197
Other accrued liabilities................................         46        104           492
                                                           ---------  ---------  -------------
  Total deferred asset...................................      3,955      8,516        12,516
Valuation allowance......................................     (3,955)    (8,516)      (12,516)
                                                           ---------  ---------  -------------
  Net deferred asset.....................................  $      --  $      --   $        --
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------



    In accordance with generally accepted accounting principles, a valuation allowance must be established for a deferred tax asset if it is uncertain that a tax benefit may be realized from the asset in the future. The Company has established a valuation allowance to the extent of its deferred tax assets since it is not certain that a benefit can be realized in the future due to the Company's recurring operating losses. The valuation allowance increased by $1,136,000, $2,345,000, $4,561,000 and $4,000,000 in 1994, 1995, 1996 and for
the nine months ended September 30, 1997, respectively. The Company had federal and state net operating loss carryforwards of approximately $28,000,000 and $18,000,000, respectively, as of September 30, 1997 available to offset future regular and alternative minimum taxable income. The Company's net operating loss carryforwards expire in 1997 through 2011, if not utilized.



                                                                         TAX      EXPIRATION
                                                                      REPORTING      DATES
                                                                      ----------  -----------
Research and development credit.....................................  $  535,000    2007-2010
State research and development credit...............................  $  320,000    1997-2011


    The Company's net operating loss and tax credit carryforwards are subject to a limitation of approximately $5,120,000 upon an ownership change, as defined by tax laws.


12. EMPLOYEE BENEFIT PLAN



    The Company adopted a defined contribution retirement plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code of 1986. The Plan covers essentially all employees. Eligible employees may make voluntary contributions to the Plan up to 15% of their annual compensation and the employer is allowed to make discretionary contributions. In 1994, 1995, 1996 and for the nine months of 1997, the Company made no employer contributions.

                             HYBRID NETWORKS, INC.

13. RELATED PARTY TRANSACTIONS



    During 1994, the Company entered into borrowing agreements with two parties. At the time of each borrowing, the Company was required to issue warrants to purchase its preferred stock. In December 1994, one of the lenders applied its outstanding balance of $1,250,000 to the exercise of its warrants. In December 1995, the second lender used its outstanding balance of $2,000,000 to exercise its warrants. Accrued interest on the note was forgiven. However, the Company recorded the related accrued interest of $402,000 as an additional capital contribution related to the issuance of the Series E preferred stock.



    In connection with these borrowing agreements the Company granted an exclusive royalty bearing license to certain technology to one of the lenders. In December 1995, advance royalties in the amount of $1,500,000 were converted into 986,898 shares of Series F preferred stock at $1.52 per share. At the same time, the above license became nonexclusive, and the Company received a nonexclusive license to certain technology, consideration for which was the issuance of 708,000 shares of the Company's common stock at $.20 per share.



    The Company had net sales to two stockholders of $578,000 and $288,000, respectively, for the nine months ending September 30, 1997.



    An executive officer of the Company contributed $500,000 or 7% of the proceeds received from the issuance of the $6,882,000 convertible subordinated note payable as referred to at Note 5.



14. BUSINESS SEGMENT AND MAJOR CUSTOMERS


    The Company operates in a single industry segment and primarily sells its products to customers in North America. Products sold to customers in other geographic regions are insignificant.

    Individual customers that comprise 10% or more of the Company's net sales are as follows:


                                                                    NINE MONTHS ENDED
                                   1994       1995       1996      SEPTEMBER 30, 1997
                                 ---------  ---------  ---------  ---------------------
A..............................        24%        28%        41%              10%
B..............................         60         52         21               --
C..............................         12         --         --               --



15. PRO FORMA FINANCIAL STATEMENT INFORMATION



    Upon the closing of the Company's initial public offering, each outstanding share of the Company's Series A, B, C, D, E, F, G and H preferred stock will be converted automatically to common stock based on conversion rates set forth in
Note 10. The pro forma effect of the conversion has been presented as a separate column in the Company's balance sheet assuming the conversion had occurred as of September 30, 1997.



16. SUBSEQUENT EVENTS



    In October 1997, the Company entered into a credit facility agreement with a bank which provides for borrowings up to a maximum of $4,000,000. Borrowings under the line of credit, which expires in October 1998, will bear interest at the prime rate and will be collateralized by substantially all the Company's assets. The agreement contains restrictive covenants including maintenance of certain financial ratios and limitations of quarterly losses.

                             HYBRID NETWORKS, INC.

16. SUBSEQUENT EVENTS (CONTINUED)


    In October 1997, the stockholders of the Company approved a 1-for-2.7 reverse split of the Company's common stock and a corresponding change in the preferred stock conversion ratios.

                               BACK INSIDE COVER

                 [PHOTO OF COMPUTER SCREEN, KEYBOARD AND MODEM]

                          WE MAKE THE INTERNET FLY-TM-

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS
                             ----------------------


                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................    3
RISK FACTORS..............................................................    5
USE OF PROCEEDS...........................................................   21
DIVIDEND POLICY...........................................................   21
CAPITALIZATION............................................................   22
DILUTION..................................................................   23
SELECTED FINANCIAL DATA...................................................   24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................   25
BUSINESS..................................................................   33
MANAGEMENT................................................................   49
CERTAIN TRANSACTIONS......................................................   57
PRINCIPAL AND SELLING STOCKHOLDERS........................................   60
DESCRIPTION OF CAPITAL STOCK..............................................   62
SHARES ELIGIBLE FOR FUTURE SALE...........................................   65
UNDERWRITING..............................................................   67
LEGAL MATTERS.............................................................   68
EXPERTS...................................................................   68
ADDITIONAL INFORMATION....................................................   69
GLOSSARY OF TERMS.........................................................   70
FINANCIAL STATEMENTS......................................................  F-1


                             ----------------------

    UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,700,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------


                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.


                                 UBS SECURITIES

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses to be paid by the Company in connection with the sale of the shares of Common Stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.


Securities and Exchange Commission registration fee...............  $  13,173
NASD filing fee...................................................      4,847
Nasdaq National Market filing fee.................................     42,320
Accounting fees and expenses......................................    250,000
Legal fees and expenses...........................................    350,000
Printing and engraving expenses...................................    125,000
Blue sky fees and expenses........................................      5,000
Transfer agent and registrar fees and expenses....................      5,000
Miscellaneous.....................................................     54,660
                                                                    ---------
    Total.........................................................  $ 850,000
                                                                    ---------
                                                                    ---------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors in connection with defending a civil or criminal action, suit or proceeding (except if the agent is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors which alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the corporation or any willful and deliberate breach in bad faith of such agent's duty to the corporation or its stockholders; and (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents.



    The Registrant's policy is to enter into indemnity agreements with each of its directors and executive officers. The indemnity agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims (i) initiated by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification under the Indemnity Agreement, the charter documents or any other statute or law or otherwise although indemnification may be provided by the Company in specific cases if the Board of Directors finds it appropriate,
(ii) for any amounts paid in settlement of a proceeding unless the Registrant consents in advance in writing to such settlement, (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and related laws, (iv) on account of conduct by a director which is finally adjudged to have been in bad faith or conduct that the director did not reasonably believe to be in, or not opposed to, the best interests of the Registrant, (v) on account of any criminal action or proceeding arising out of conduct that the director had reasonable cause to believe was unlawful or
(vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.



    The indemnity agreement requires a director or executive officer to reimburse the Registrant for all expenses advanced only to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Certificate of Incorporation, the Bylaws, the indemnity agreement or otherwise, to be indemnified for such expenses. The indemnity agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, the Delaware law or otherwise.


    The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    As authorized by the Registrant's Bylaws, the Registrant, with approval by the Board, expects to purchase director and officer liability insurance.

    See also the undertakings set out in response to Item 17.

    Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:


                                                                                        EXHIBIT
DOCUMENT                                                                                NUMBER
------------------------------------------------------------------------------------  -----------
Underwriting Agreement (draft dated October 21, 1997)...............................         1.01
Registrant's Currently Effective Amended and Restated Certificate of
  Incorporation.....................................................................         3.01
Form of Registrant's Amended and Restated Certificate of Incorporation effecting
  stock split.......................................................................         3.02
Form of Registrant's Amended and Restated Certificate of Incorporation to be filed
  immediately following the offering................................................         3.03
Registrant's Bylaws.................................................................         3.04
Form of Registrant's Amended and Restated Bylaws to be effective immediately
  following the offering............................................................         3.05
Form of Indemnification Agreement...................................................        10.08

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


    The following table sets forth information regarding all securities sold by the Registrant since October 1, 1994.



                                                                                                   AGGREGATE PURCHASE
                                                                                       NUMBER OF   PRICE AND FORM OF
CLASS OF PURCHASERS                   DATE OF SALE         TITLE OF SECURITIES         SECURITIES    CONSIDERATION
-----------------------------------  --------------  --------------------------------  ----------  ------------------
Three (3) investors................  10/94 and       Series B Preferred Stock             551,721   $   965,512(1)
                                     11/94

General Instrument Corporation.....  2/95            Series C Preferred Stock             761,694     1,250,000(2)

Eleven (11) investors(3)...........  5/95 and 6/95   Series D Preferred Stock           3,200,002     5,600,004(1)

Eleven (11) investors(3)...........  5/95 and 6/95   Warrants to purchase Series D      1,600,001          --
                                                       Preferred Stock at $1.75 per
                                                       share

Three (3) investors(3).............  5/95            Warrants to purchase Series B        205,861          --
                                                       Preferred Stock at $1.75 per
                                                       share

Comdisco, Inc......................  8/95            Warrant to purchase Series B          22,857          --  (4)
                                                       Preferred Stock at $1.75 per
                                                       share

Intel Corporation..................  12/95           Series E Preferred Stock           1,315,864     2,000,000(2)

Intel Corporation..................  12/95           Series F Preferred Stock             986,898     1,500,000(5)

Intel Corporation..................  12/95           Common Stock                         262,222       141,600(6)

Intel Corporation..................  12/95           Warrants to purchase Series B        457,000          --  (5)
                                                       Preferred Stock at $1.75 per
                                                       share

Twelve (12) investors(7)...........  6/96            Convertible Secured Promissory     $3,160,257    3,160,257(1)
                                                       Notes                                 face
                                                                                            value

Twelve (12) investors(7)...........  6/96            Warrants to purchase Series D        451,000          --
                                                       Preferred Stock at $1.75 per
                                                       share

Fifty-five (55) investors..........  7/96            Series G Preferred Stock           3,457,501    13,242,224(8)

Alex. Brown & Sons Incorporated....  7/96            Warrant to purchase Series G         156,658          --  (9)
                                                       Preferred Stock at $3.83 per
                                                       share

Comdisco, Inc......................  8/96            Warrant to purchase Series G          15,665          --  (4)
                                                       Preferred Stock at $3.83 per
                                                       share

Intel Corporation..................  12/96           Series B Preferred Stock issued      248,187          --  (5)
                                                       upon exercise of warrant

Itochu Corporation.................  2/97            Series H Preferred Stock             493,827     2,000,000(1)

London Pacific Life & Annuity
  Company(11)......................  4/97            Senior Secured Convertible $5.5    $5,500,000    5,500,000(1)(10)
                                                       Million Debenture Due 2002      face value
Nineteen (19) investors including
  certain affiliates of the
  Company..........................  9/97            Subordinated Notes and Warrants    $6,882,201    6,882,201(1)
                                                       to purchase Common Stock at     face value
                                                       $10.91 per share                   252,387

Officers, directors, employees and
  consultants......................  10/94-9/97      Exercise of options to purchase      205,518       144,007(13)
                                                       Common Stock restricted stock
                                                       awards and stock bonuses (12)

Venture Bank Group.................  10/97           Warrant to purchase Common Stock       2,659          --  (14)
                                                       at $10.91 per share



                                              (SEE FOOTNOTES ON FOLLOWING PAGE.)

------------------------------

 (1) Paid in cash.

 (2) In consideration for canceled indebtedness of the Registrant.

 (3) Registrant sold shares of Series D Preferred Stock and warrants to purchase additional shares of Series D Preferred Stock to investors. In addition, two
    (2) investors of the Series D Preferred Stock and Gary Lauder received warrants to purchase Series B Preferred Stock pursuant to their rights of first refusal.

 (4) In consideration for leases extended to the Registrant.

 (5) In consideration for prepaid royalties of $1,500,000 paid to the Registrant. On December 4, 1996, Intel net exercised the warrant and received 248,187 shares of Series B Preferred Stock.

 (6) In consideration for transfer to Hybrid pursuant to the Amended License Agreement of certain technology rights.

 (7) Registrant received loans in the amount of $3,160,257 in exchange for the Convertible Secured Promissory Notes, new warrants to purchase Series D Preferred Stock and the extension of expiration dates on existing warrants to purchase Series D Preferred Stock and certain existing warrants to purchase Series B Preferred Stock.

 (8) In consideration for cash of $10,081,967 and the conversion of the Convertible Secured Promissory Notes with a face value of $3,160,257.

 (9) In consideration for acting as private placement agent in the sale of the Series G Preferred Stock.

(10) In connection with the sale of the $5.5 Million Debenture, London Pacific International Limited received a fee of $500,000 from the Registrant.

(11) In August 1997, the $5.5 Million Debenture was transferred to BG Services Limited, an affiliate of London Pacific Life & Annuity Company.

(12) With respect to the grant of stock options, exemption from registration under the Securities Act was unnecessary in that none of such transactions involved a "sale" of securities as such term is used in Section 2(3) of the Securities Act.


(13) In consideration for cash and services rendered to the Company.



(14) In consideration for extending a credit facility to the Registrant in the amount of $4.0 million.


    The securities acquired by the Registrant's officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act. All sales of Preferred Stock, warrants and notes and the sale of the debentures were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. The securities were sold to a limited number of people with no general solicitation or advertising.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed herewith:


EXHIBIT
NUMBER                                     EXHIBIT TITLE
------       --------------------------------------------------------------------------
  1.01    -- Underwriting Agreement (draft dated October 21, 1997).
  3.01    -- Registrant's currently effective Amended and Restated Certificate of
               Incorporation.*
  3.02    -- Form of Registrant's Amended and Restated Certificate of Incorporation
               effecting stock split.*
  3.03    -- Form of Registrant's Amended and Restated Certificate of Incorporation to
               be filed immediately following the offering.*
  3.04    -- Registrant's Bylaws.*
  3.05    -- Form of Registrant's Amended and Restated Bylaws to be effective immediately following the offering.*
  4.01    -- Form of Specimen Certificate for Registrant's Common Stock.
  5.01    -- Opinion of Fenwick & West LLP regarding legality of the securities being registered.+
 10.01    -- Amended and Restated Investors Rights Agreement, dated as of September 18,
               1997 between Registrant and certain investors, as amended October 13,
               1997.
 10.02    -- Registrant's 1993 Equity Incentive Plan.*
 10.03    -- Registrant's 1996 Equity Incentive Plan.*
 10.04    -- Registrant's Executive Officer Incentive Plan.*
 10.05    -- Registrant's 1997 Equity Incentive Plan.*
 10.06    -- Registrant's 1997 Directors Stock Option Plan.*
 10.07    -- Registrant's 1997 Employee Stock Purchase Plan.*
 10.08    -- Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers.*
 10.09    -- Net Lease Agreement between Devcon/Bubb Road Investors and Registrant dated May 25, 1995.*
 10.10    -- Sublease between Norian Corporation and Registrant dated October 24,
               1996.*
 10.11    -- Employment Agreement between Registrant and Carl S. Ledbetter dated
               January 15, 1996.*
 10.12    -- Senior Secured Convertible $5.5 Million Debenture Purchase Agreement
               between Registrant and London Pacific Life & Annuity Company dated April
               30, 1997 and related Senior Secured Convertible $5.5 Million Debenture
               Due 2002 and Security Agreement and Senior Secured Convertible $5.5
               Million Debenture Due 2002 transferred to BG Services Limited.*
 10.13    -- Convertible Subordinated Promissory Note Purchase Agreement among
               Registrant and certain investors dated September 18, 1997, form of
               Convertible Subordinated Promissory Note and form of Common Stock
               Purchase Warrant.
 10.14    -- Commitment Letter between Registrant and Venture Banking Group dated
               September 16, 1997.*
 10.15    -- Collaboration Agreement among the Registrant, Sharp Corporation and Itochu
               Corporation dated November 25, 1996* and Addendum No. 1 thereto dated
               November 25, 1996.
 10.16    -- Sales and Purchase Agreement between Registrant and Itochu Corporation dated January 10, 1997.*/**

EXHIBIT
NUMBER                                     EXHIBIT TITLE
------       --------------------------------------------------------------------------
 10.17    -- Value Added Reseller Agreement between Registrant and Internet Ventures,
               Inc. dated July 1, 1996.*/**
 10.18    -- Value Added Reseller Agreement between Registrant and Network System
               Technologies dated November 25, 1996.*/**
 10.19    -- Registrant's Incentive Based Compensation Program.*
 10.20    -- Loan and Security Agreement between Venture Banking Group and Registrant dated October 16, 1997, Form of Common Stock Purchase Warrant and
               Subordination Agreements among the Registrant and certain
               securityholders of the Registrant dated October 16, 1997.
 11.01    -- Statement regarding computation of net (loss) per share.
 23.01    -- Consent of Fenwick & West LLP (included in Exhibit 5.01).+
 23.02    -- Consent of Coopers & Lybrand L.L.P., independent accountants.
 24.01    -- Power of Attorney.*
 27.01    -- Financial Data Schedule.


------------------------


 *  Previously filed.



 +  To be filed by amendment.


** Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.


    (b) The following financial statement schedule is included on pages S-1 and S-2:



        Report on Financial Statement Schedule.



        Valuation allowance for doubtful accounts.



        Valuation allowance for deferred tax asset.


ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 22nd day of October, 1997.


                                HYBRID NETWORKS, INC.

                                By:            /s/ CARL S. LEDBETTER
                                     -----------------------------------------
                                                 Carl S. Ledbetter
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                         CHAIRMAN OF THE BOARD OF DIRECTORS


    Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

 PRINCIPAL EXECUTIVE OFFICER:
    /s/ CARL S. LEDBETTER       President, Chief Executive
------------------------------    Officer, and Chairman of   October 22, 1997
      Carl S. Ledbetter           the Board of Directors

 PRINCIPAL FINANCIAL OFFICER
             AND
PRINCIPAL ACCOUNTING OFFICER:

                                Vice President, Finance
      /s/ DAN E. STEIMLE          and Administration,
------------------------------    Chief Financial Officer    October 22, 1997
        Dan E. Steimle            and Secretary

    ADDITIONAL DIRECTORS:

     /s/ JAMES R. FLACH*
------------------------------  Director                     October 22, 1997
        James R. Flach

   /s/ STEPHEN E. HALPRIN*
------------------------------  Director                     October 22, 1997
      Stephen E. Halprin

     /s/ GARY M. LAUDER*
------------------------------  Director                     October 22, 1997
        Gary M. Lauder

    /s/ DOUGLAS M. LEONE*
------------------------------  Director                     October 22, 1997
       Douglas M. Leone

------------------------------  Director                     October 22, 1997
     Howard L. Strachman




*By:     /s/ DAN E. STEIMLE
      -------------------------
           Dan E. Steimle
          ATTORNEY-IN-FACT

                          REPORT ON FINANCIAL SCHEDULE



    Our report on the financial statements is included on page F-2 of this Form S-1. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index on page S-2 of this Form S-1.



    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.



                                          COOPERS & LYBRAND, L.L.P.



San Jose, CA
October 16, 1997

                             HYBRID NETWORKS, INC.



                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS



                                 (IN THOUSANDS)



VALUATION ALLOWANCE FOR DOUBTFUL ACCOUNTS


                                                                         ADDITIONS
                                                           BALANCE AT   CHARGED TO   CHARGED TO                 BALANCE
                                                            BEGINNING    COSTS AND      OTHER                  AT END OF
FOR THE YEAR ENDED:                                         OF PERIOD    EXPENSES     ACCOUNTS    DEDUCTIONS    PERIOD
---------------------------------------------------------  -----------  -----------  -----------  -----------  ---------
December 31, 1994........................................          --           --           --           --          --
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------
December 31, 1995........................................          --           --           --           --          --
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------
December 31, 1996........................................          --           --           --           --          --
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------


FOR THE NINE MONTHS ENDED:
---------------------------------------------------------
September 30, 1997.......................................          --    $     690           --    $      15   $     675
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------



VALUATION ALLOWANCE FOR DEFERRED TAX ASSET


                                                                         ADDITIONS
                                                           BALANCE AT   CHARGED TO   CHARGED TO                 BALANCE
                                                            BEGINNING    COSTS AND      OTHER                  AT END OF
FOR THE YEAR ENDED:                                         OF PERIOD    EXPENSES     ACCOUNTS    DEDUCTIONS    PERIOD
---------------------------------------------------------  -----------  -----------  -----------  -----------  ---------
December 31, 1994........................................   $     474    $   1,136           --           --   $   1,610
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------
December 31, 1995........................................   $   1,610    $   2,345           --           --   $   3,955
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------
December 31, 1996........................................   $   3,955    $   4,561           --           --   $   8,516
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------


FOR THE NINE MONTHS ENDED:
---------------------------------------------------------
September 30, 1997.......................................   $   8,516    $   4,000           --           --   $  12,516
                                                           -----------  -----------  -----------  -----------  ---------
                                                           -----------  -----------  -----------  -----------  ---------

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                   EXHIBIT TITLE
------     --------------------------------------------------------------------------
  1.01  -- Underwriting Agreement (draft dated October 21, 1997).
  3.01  -- Registrant's currently effective Amended and Restated Certificate of
             Incorporation.*
  3.02  -- Form of Registrant's Amended and Restated Certificate of Incorporation
             effecting stock split.*
  3.03  -- Form of Registrant's Amended and Restated Certificate of Incorporation to
             be filed immediately following the offering.*
  3.04  -- Registrant's Bylaws.*
  3.05  -- Form of Registrant's Amended and Restated Bylaws to be effective immediately following the offering.*
  4.01  -- Form of Specimen Certificate for Registrant's Common Stock.
  5.01  -- Opinion of Fenwick & West LLP regarding legality of the securities being registered.+
 10.01  -- Amended and Restated Investors Rights Agreement, dated as of September 18,
             1997 between Registrant and certain investors, as amended October 13,
             1997.
 10.02  -- Registrant's 1993 Equity Incentive Plan.*
 10.03  -- Registrant's 1996 Equity Incentive Plan.*
 10.04  -- Registrant's Executive Officer Incentive Plan.*
 10.05  -- Registrant's 1997 Equity Incentive Plan.*
 10.06  -- Registrant's 1997 Directors Stock Option Plan.*
 10.07  -- Registrant's 1997 Employee Stock Purchase Plan.*
 10.08  -- Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers.*
 10.09  -- Net Lease Agreement between Devcon/Bubb Road Investors and Registrant dated May 25, 1995.*
 10.10  -- Sublease between Norian Corporation and Registrant dated October 24,
             1996.*
 10.11  -- Employment Agreement between Registrant and Carl S. Ledbetter dated
             January 15, 1996.*
 10.12  -- Senior Secured Convertible $5.5 Million Debenture Purchase Agreement
             between Registrant and London Pacific Life & Annuity Company dated April
             30, 1997 and related Senior Secured Convertible $5.5 Million Debenture
             Due 2002 and Security Agreement and Senior Secured Convertible $5.5
             Million Debenture Due 2002 transferred to BG Services Limited.*
 10.13  -- Convertible Subordinated Promissory Note Purchase Agreement among
             Registrant and certain investors dated September 18, 1997, form of
             Convertible Subordinated Promissory Note and form of Common Stock
             Purchase Warrant.
 10.14  -- Commitment Letter between Registrant and Venture Banking Group dated
             September 16, 1997.*
 10.15  -- Collaboration Agreement among the Registrant, Sharp Corporation and Itochu
             Corporation dated November 25, 1996* and Addendum No. 1 thereto dated
             November 25, 1996.
 10.16  -- Sales and Purchase Agreement between Registrant and Itochu Corporation dated January 10, 1997.*/**
 10.17  -- Value Added Reseller Agreement between Registrant and Internet Ventures,
             Inc. dated July 1, 1996.*/**
 10.18  -- Value Added Reseller Agreement between Registrant and Network System
             Technologies dated November 25, 1996.*/**
 10.19  -- Registrant's Incentive Based Compensation Program.*

EXHIBIT
NUMBER                                   EXHIBIT TITLE
------     --------------------------------------------------------------------------
 10.20  -- Loan and Security Agreement between Venture Banking Group and Registrant dated October 16, 1997, Form of Common Stock Purchase Warrant and
             Subordination Agreements among the Registrant and certain
             securityholders of the Registrant dated October 16, 1997.
 11.01  -- Statement regarding computation of net (loss) per share.
 23.01  -- Consent of Fenwick & West LLP (included in Exhibit 5.01).+
 23.02  -- Consent of Coopers & Lybrand L.L.P., independent accountants.
 24.01  -- Power of Attorney.*
 27.01  -- Financial Data Schedule.


------------------------


 *  Previously filed.



 +  To be filed by amendment.


** Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.